As confidentially submitted to the U.S. Securities and Exchange Commission on July 20, 2021 pursuant to the Jumpstart Our Business Startups Act of 2012.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

IMMIX BIOPHARMA, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	45-4869378
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11400 West Olympic Blvd.

Suite 200

Los Angeles, CA 90064

(310) 651-8041

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Ilya Rachman, MD PhD
Chief Executive Officer

11400 West Olympic Blvd.

Suite 200

Los Angeles, CA 90064

(310) 651-8041

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey J. Fessler, Esq. Nazia J. Khan, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112-0015 (212) 653-8700	Gabriel Morris Chief Financial Officer 11400 West Olympic Blvd. Suite 200 Los Angeles, CA 90064 (310) 651-8041	Anthony J. Marsico, Esq. Anthony Epps, Esq. Dorsey & Whitney LLP 51 West 52nd Street New York, NY 10019-6119 Tel.: (212) 415-9200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X]	Smaller reporting company [X]
Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. [  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $[ ] per share	$	$
Total:	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the registrant.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JULY 20, 2021

         Shares

Common Stock

Immix Biopharma, Inc.

This is a firm commitment initial public offering of        shares of Immix Biopharma, Inc. common stock. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price of our common stock will be between $       and $       per share.

We intend to apply to list our shares on          under the symbol “       .”

We are an emerging growth company under the Jumpstart our Business Startups Act of 2012 (“JOBS Act”) and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	Underwriting discounts and commissions do not include a non-accountable expense allowance equal to 1% of the public offering price payable to the underwriters. We refer you to “Underwriting” beginning on page 105 for additional information regarding underwriters’ compensation.

The underwriters expect to deliver our shares in the offering on or about       , 2021.

ThinkEquity

a division of Fordham Financial Management, Inc.

The date of this prospectus is                    , 2021

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IMMiX BioPharma, Inc

Pioneering a Novel Class of Tissue-Specific Therapeutics (TSTx)™ with TME Normalization™ Technology

IMMiXBio™ Pipeline

Next Trial Phase 2a

		Indication	Status: Phase 1 / 2	Status: Phase 3	Status: Approval		Ownership	
TISSUE-SPECIFIC THERAPEUTICS (TSTx)™	IMX-110 TME Normalization™ Technology	Soft Tissue Sarcoma (Orphan Drug Indication)	Phase 1b/2a Ongoing			- 1b/2a clinical trial ongoing - Zero drug-related SAEs - CMC: 4 GMP batches manufactured to-date	IMMiX	
	IMX-111 TME Normalization Technology	Colorectal Cancer Additional (Orphan Drug Indications)	Preclinical			- Biologic - proprietary targeting - Targeted biomarker GLUT1 overexpressed in stage 3/4 colorectal cancer and additional tumor types	IMMiX	
	IMX-120	Ulcerative Colitis / Severe Crohn's (Orphan Drug Indication)	Preclinical			- Biologic - proprietary targeting - 12-month end-to-end clinical trial leading to potential approval in multi billion dollar indication	IMMiX	

TME Normalization™ Technology

TME Normalization™ Technology allows ImmixBio therapies to circulate harmlessly in the bloodstream ...

... exiting the bloodstream at porous tumor blood vessels...

... Delivering its effector payload to all 3 components of the TME simultaneously, blocking tumor support communication...

1. cancer-associated fibroblasts (CAFs);
2. tumor-associated macrophages (TAMs);
3. cancer itself.

... Eliminating Tumors And Their Support Structures

CTL
Tumor
3 Tumor core
Blood vessel
Fibrotic 'nest' of CAFs
1
2 TAM

1
2

SMAR$_x$T Tissue-Specific™ Platform **Oncology** Application

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We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.

All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “[insert symbol]” “Immix Biopharma,” or “the Company” refer to Immix Biopharma, Inc. and its subsidiary.

Overview

We are a clinical-stage biopharmaceutical company developing a novel class of Tissue-Specific Therapeutics (“TSTx”)TM in oncology and inflammation. Our lead asset, IMX-110, is currently in phase 1b/2a clinical trials for solid tumors in the United States and Australia. IMX-110 is a negatively-charged TSTx that simultaneously disables resistance pathways with a poly-kinase inhibitor (polyphenol curcuminoid complex, or “PCC”) and induces tumor cell death with an apoptosis inducer (PEG-PE doxorubicin complex), leveraging our TME NormalizationTM Technology, delivered deep into the tumor micro-environment (“TME”). Our proprietary System Multi-Action RegulaTors SMARxT Tissue-SpecificTM Platform produces drugs that accumulate at intended therapeutic sites at 3-5 times the rate of conventional medicines. Our TME Normalization™ Technology allows our drug candidates to circulate in the bloodstream, exit through tumor blood vessels and simultaneously attack all components of the TME.

Our Lead Product Candidate

IMX-110, currently in phase 1b/2a clinical trials, is a Tissue-Specific TherapeuticTM with TME NormalizationTM, a technology that we are developing initially for soft tissue sarcoma (“STS”). Tumor growth is sustained by hypoxia and acidosis which produce recurring waves of activation of multiple kinases that upregulate NF-κB, STAT3 and other key transcriptional factors which cause recurrent inflammation. This inflammatory environment activates the TME to provide metabolic and structural support to the tumor and to recruit Treg T-cells to suppress anti-tumor immune response. IMX-110’s poly-kinase inhibitor PCC halts this fundamental tumor-sustaining inflammation by blocking multiple kinases and interfering with NF-κB and STAT3 activation, interrupting the positive feedback loop underlying the inflammatory cycle. With tumor-sustaining inflammation halted, IMX-110’s apoptosis inducer (PEG-PE doxorubicin complex) is then able to induce tumor cell death where conventional therapies have been hampered by resistance caused by NF-κB and STAT3 activation.

As of June 2021, we have treated 14 patients in our ongoing phase 1b/2a clinical trial in the United States and Australia. 100% of these patients received between 3 and 13 lines of therapy prior to IMX-110. Zero drug-related serious adverse events and zero dose interruptions due to toxicity have been observed in our phase 1b/2a clinical trial to-date. In our trial, we observed radiological progression-free-survival of 6 months in 50% of our STS patients, with a 4-month median progression free survival (“mPFS”) across all STS patients. mPFS is the time that patients live without their cancer progressing. The trial includes patients with leiomyosarcoma, carcinosarcoma, poorly differentiated soft tissue sarcoma, cholangiocarcinoma, colorectal cancer, prostate cancer, pancreatic cancer, esophageal cancer, breast cancer, and nasopharyngeal cancer.

Our Other Candidates

Our SMARxT Tissue-SpecificTM Platform has produced additional drug candidates which share design and CMC processes with our lead candidate, resulting in relatable safety profiles, regulatory agency familiarity, and a consistent multi-target therapeutic approach.

IMX-111 is a Tissue-Specific BiologicTM built on our TME NormalizationTM Technology with proprietary GLUT1 antibody biomarker targeting coupled with our poly-kinase inhibitor / apoptosis inducer. IMX-111 takes advantage of the fact that GLUT1 is an essential cancer biomarker that is overexpressed on 92% of colorectal cancer cells and other tumor types. Furthermore, the degree of its overexpression correlates with more advanced stages of tumor progression. Building on the well-tolerated profile of our lead candidate from our ongoing clinical trial, IMX-111 is the first cancer therapeutic to take advantage of GLUT1 overexpression in cancer.

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IMX-120 is a Tissue-Specific BiologicTM for inflammatory bowel disease with proprietary GLUT1 antibody biomarker targeting coupled with polyphenol poly-kinase inhibitors. IMX-120 takes advantage of the fact that overexpression and activation of GLUT1 on overactive immune cells has been shown to be widely present in patients with inflammatory bowel diseases (“IBD”). Similar to tumor growth, the inflammatory processes active in IBD are caused by recurring waves of activation of multiple kinases that upregulate NF-κB, STAT3 and other key transcriptional factors. IMX-120’s polyphenol poly-kinase inhibitors block upstream kinase signal transduction systems that activate NF-κB and STAT3. GLUT1 presents an ideal targeting moiety for these overactive immune cells, allowing for tissue-specific delivery of IMX-120.

Our Platform Technologies

The TME is made up of a tightly packed mass of: 1) cancer associated fibroblasts (“CAFs”), 2) tumor-associated macrophages/immune cells (“TAMs”), and 3) cancer itself. The TME’s biophysical properties include regions of varying degrees of hypoxia, acidosis and an immunosuppressive milieu. As cancer cells outgrow their blood supply, the resulting hypoxia and acidosis shift their metabolism towards glycolysis, lactate and lipids. This, in turn, shapes the responses of proximal fibroblasts and resident immune cells. Fibroblasts begin to secrete lactate that is taken up by nearby cancer cells and consumed as fuel. Lactate in the TME reprograms the macrophages toward the M2 “tolerant” pro-inflammatory phenotype that drives immunosuppression. At the same time, the TME hypoxia produces increased levels of reactive oxygen species that enhance tumorigenicity and immunosuppressive functions of Treg cells, as well as resistance to immune drugs such as PD-1/PD-L1 inhibitors. Our TME NormalizationTM Technology reverses the hypoxia- and acidosis-activated genetic programs in every cellular component of the TME, “normalizing” the TME, and reactivating apoptosis cell death pathways. This technology offers an attractive opportunity to reshape the pathological niche that is the TME and overcome the critical factors that have hampered available treatments to date.

Our TME NormalizationTM Technology causes tumor apoptosis, a non-inflammatory tumor-cell death (instead of necroptosis, which results in repeat reignition of the inflammatory cascade leading to tumor progression). Thus, when the inflammatory cascade is inhibited, tumor resistance can be suppressed, enabling tumor cell apoptosis by ImmixBio therapies.

Our Strategy

Our strategy is to capitalize on the clinical progress already made to-date by our lead drug candidate and extend the SMARxT Tissue-SpecificTM Platform to capture market share across multiple indications, initially in oncology and inflammation.

We plan to treat an additional 30 STS patients in our phase 2a trial with IMX-110 as a first-line therapy. We believe that potential for accelerated approvals for IMX-110 could be obtained after this 30-patient phase 2a trial is completed, which we expect to require around 24 months after the first patient is dosed in 2022. Our rationale for IMX-110 as a first-line therapy in STS is the following:

●	encouraging clinical trial efficacy data and safety data in our IMX-110 Phase 1b dose escalation trial (4 month mPFS);
●	we have identified precedent FDA clinical trial design for a first-line treatment; and
●	interest from leading STS principal investigators (“PIs”).

Given IMX-110’s novel feature of co-delivery of a resistance-suppressing poly-kinase inhibitor with an apoptosis inducer, we believe IMX-110 can be used for treatment-resistant STS and other advanced, treatment-resistant cancers.

We believe IMX-110 can become a first-line therapy in STS and multiple other solid tumors, improving tolerability and progression free survival, while providing an alternative to conventional doxorubicin, a current first-line therapy initially approved for medical use in the United States in 1974.

Furthermore, IMX-110 represents a paradigm shift away from a focus on cytotoxic or targeted therapies alone which, while produce initial tumor shrinkage, simultaneously activate pathways that lead to cancer relapse and treatment resistance.

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With respect to our additional 2 drug candidates, we plan to conduct IND-enabling studies for IMX-111 by mid-2022, pursuing advanced colorectal cancer as the initial indication. We anticipate filing an IND for IMX-111 in 2023. We plan to conduct IND-enabling studies for IMX-120 by mid-2022, pursuing ulcerative colitis and severe Crohn’s disease indications. We anticipate filing an IND for IMX-120 in 2023.

Our Market Opportunity

STS is a rare cancer that begins in the tissues that connect, support, and surround the body structures. These tissues include muscle, fat, blood vessels, tendons, nerves and joint linings. The global STS market is estimated to reach approximately $6.5 billion by 2030 from the estimated $2.9 billion in 2019. Globally, there are roughly 116,000 new cases of STSs each year, of which 21,500 are in the European Union and 40,500 are in China. According to the American Cancer Society, there were roughly 13,000 new cases of STS in the United States during 2020. Approximately 160,000 people live with soft tissue cancers in the United States.

Colorectal cancers are cancers that arise from the colon, rectum and anus. The colorectal cancer market is estimated to reach approximately $31.2 billion by 2025 from the estimated $26.3 billion in 2019. According to the American Cancer Society, there were roughly 149,500 new cases of colorectal cancer in the United States. Globally, there are roughly 1,930,000 new cases of colorectal cancer each year, of which 519,500 are in Europe, 148,500 are in Japan, 20,500 are in Australia and New Zealand, and 555,000 are in China.

Inflammatory bowel disease is a complex disease with many contributing factors, primarily caused by an overactive immune system. Ulcerative colitis and Crohn’s disease are two of the most common forms of inflammatory bowel disease. The inflammatory bowel disease market is expected to reach $21.4 billion by 2024 from the existing $18.4 billion in 2019. Inflammatory bowel disease is estimated to affect over 2,000,000 people in the United States and over 5,000,000 people globally.

Our Team

We have assembled an outstanding management team to develop Tissue-Specific Therapeutics (TSTx) TM for patients with cancer and inflammatory diseases. Members of our management team have experience leading organizations that have run clinical trials, raised significant capital, been involved in several multimillion-dollar strategic transactions, and advanced multiple oncology therapeutics from early-stage research to clinical trials, ultimately to regulatory approval and commercialization. Our team’s select accomplishments include:

-	Our Chief Executive Officer is a MD/PhD physician/scientist who co-founded ImmixBio in 2012 after serving as a clinical investigator for drugs produced by GlaxoSmithKline and Eli Lilly. At ImmixBio, he raised funding from family offices and venture capital funds, recruited our team and designed and oversaw our clinical trials.

-	Our Chief Medical Officer & Head of Clinical Development is an experienced pharmaceutical physician executive with a successful track record at Roche/Genentech, AstraZeneca, and GlaxoSmithKline of development and post-marketing activities of a number of cancer therapeutics, including pertuzumab in breast cancer indications (marketed as PERJETA® by Roche) and other therapeutics.

-	Our Chief Financial Officer previously raised $81 million as the interim Chief Financial Officer of Zap Surgical Systems, a brain radiosurgery company. Prior, he participated in greater than $50 billion in completed transactions, responsible for cross-border mergers and acquisitions transactions at Goldman Sachs & Co. and other global investment banks.

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-	Our Head of Chemistry, Manufacturing, and Control (CMC) was previously VP - Manufacturing & Supply Chain Operations for Jazz Pharmaceuticals, Zosano Pharma, Talon Therapeutics, Connetics Pharmaceuticals, and ALZA Corp, and is a pharmaceutical executive with extensive CMC experience in organizations ranging from start-ups to large pharmaceutical companies.

-	Our Scientific Co-founder is University Distinguished Professor of Pharmaceutical Sciences and Director, Center for Pharmaceutical Biotechnology and Nanomedicine, Northeastern University, Boston, and prior Massachusetts General Hospital/Harvard Medical School Head of Chemistry Program, Center for Imaging and Pharmaceutical Research. In 2011, Times Higher Education ranked him number 2 among top world scientists in pharmacology for the period of 2000-2010.

We are supported by our advisors who are leading experts in oncology and inflammation, including Larry Norton, MD, Senior Vice President, Office of the President; Medical Director, Evelyn H. Lauder Breast Center, Memorial Sloan Kettering Cancer Center, and Professor of Medicine, Weill-Cornell Medical College; Galit Lahav, PhD, Novartis Professor of Systems Biology and Department Chair, Systems Biology at Harvard Medical School; and George W. Sledge, MD, Professor and former Chief of Medical Oncology at Stanford University Medical Center. Our arrangements with these individuals do not entitle us to any of their existing or future intellectual property derived from their independent research or research with other third parties.

Our Board of Directors includes Magda Marquet, PhD who co-founded Althea Technologies and guided Althea to acquisition by Ajinomoto, a global Japanese company and leader in amino acid technology, Jane Buchan, PhD, who co-founded PAAMCO in 2000 which under her leadership grew to $32 billion in assets under management, and Carey Ng, PhD, a Managing Director of Mesa Verde Venture Partners and Member of the Investment Committee, whose invested portfolio companies have been acquired by Merck & Co., Abbvie, Takeda, Supernus, and Exact Sciences.

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Summary of Risk Factors

Our business is subject to a number of risks of which you should be aware of before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. Some of these risks include the following:

●	We have incurred substantial losses since our inception and anticipate that we will continue to incur substantial and increasing losses for the foreseeable future.

●	We need significant additional financing to fund our operations and complete the development and, if approved, the commercialization of our product candidates. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

●	Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our product candidates on unfavorable terms to us.

●	There is substantial doubt about our ability to continue as a going concern.

●	We have a limited number of product candidates, all which are still in early clinical or pre-clinical development. If we do not obtain regulatory approval of one or more of our product candidates, or experience significant delays in doing so, our business will be materially adversely affected.

●	Clinical trials are expensive, time consuming, difficult to design and implement, and involve uncertain outcomes. Results of previous pre-clinical studies and clinical trials may not be predictive of future results, and the results of our current and planned clinical trials may not satisfy the requirements of the FDA or other regulatory authorities.

●	We may find it difficult to enroll patients in our clinical trials given the limited number of patients who have the diseases for which our product candidates are being studied which could delay or prevent the start of clinical trials for our product candidates.

●	Our product candidates may have undesirable side effects that may delay or prevent marketing approval or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales;.

●	We are dependent on third parties for manufacturing and marketing of our product candidates. If we are not able to secure favorable arrangements with such third parties or the third parties upon whom we rely do not perform, including failure to perform to our specifications or comply with applicable regulations, our business and financial condition could be harmed.

●	If any of our product candidates receive regulatory approval, the approved products may not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, in which case revenue generated from their sales would be limited.

●	Even if we receive regulatory approval to commercialize any of the product candidates that we develop, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense.

●	If any product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

●	Current and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain for such product candidates. If we fail to comply with regulations, we could face substantial enforcement actions, including civil and criminal penalties and our business, operations and financial condition could be adversely affected.

●	If the market opportunities for our current and potential future product candidates are smaller than we believe they are, our ability to generate product revenue may be adversely affected and our business may suffer.

●	Our products will face significant competition, and if they are unable to compete successfully, our business will suffer.

●	Any international operations we undertake may subject us to risks inherent with operations outside of the United States.

●	We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed alleged trade secrets.

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●	Our intellectual property may not be sufficient to protect our product candidates from competition, which may negatively affect our business. We may incur substantial costs as a result of litigation or other proceedings relating to patents and other intellectual property rights.

●	An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

●	Because certain of our stockholders control a significant number of shares of our common stock, they may have effective control over actions requiring stockholder approval.

Corporate Information

We were incorporated as a California limited liability company in 2012 and converted to a Delaware corporation in January 2014. In August 2016, we established a wholly-owned Australian subsidiary, Immix Biopharma Australia Pty Ltd., in order to conduct various pre-clinical and clinical activities for the development of our product candidates. Our principal executive offices are located at 11400 West Olympic Blvd. Suite 200, Los Angeles, CA 90064 and our telephone number is (310) 651-8041. Our website address is www.immixbio.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common shares.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than $1.07 billion in revenues during our last fiscal year, we qualify as an emerging growth company as defined in the JOBS Act. As an emerging growth company, we expect to take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”);

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved; and

●	an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we intend to take advantage of an extended transition period for complying with new or revised accounting standards as permitted by the JOBS Act. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financial statements to those of other public companies more difficult.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (“Exchange Act”), after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including:

●	not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act;

●	scaled executive compensation disclosures; and

●	the requirement to provide only two years of audited financial statements, instead of three years.

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THE OFFERING

Shares being offered	shares of common stock

Underwriters’ over-allotment option	We have granted the underwriters a 45 day option from the date of this prospectus to purchase up to an additional shares (15% of the total number of shares to be offered by us in the offering.)

Number of shares of common stock to be outstanding after this offering (1)	shares (or shares if the underwriters exercise the option to purchase additional shares in full).

Use of proceeds	We expect to receive net proceeds, after deducting underwriting discounts and commissions and estimated expenses payable by us, of approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus. We intend to use the net proceeds from this offering for [ ] and for working capital and other general corporate purposes. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary businesses or products, however, we have no current commitments or obligations to do so. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Lock-up	In connection with our initial public offering, we, our directors and executive officers have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of 12 months following the closing of the offering of the shares. In addition, our stockholders have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of 6 months following the closing of the offering of the shares. See “Underwriting” for more information.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12, and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Trading Symbol	“[ ]”

(1) The number of shares of our common stock to be outstanding after this offering is based on [  ] shares of our common stock outstanding as of June [  ], 2021, after giving effect to the automatic conversion of all of our outstanding convertible promissory notes and related accrued interest in the aggregate amount of $    into shares of our common stock, based upon an assumed initial public offering price of $    per share, the midpoint of the range set forth on the cover page of this prospectus, and excludes as of that date:

●	[ ] shares of common stock issuable upon exercise of stock options at a weighted-average exercise price of $[ ] per share;

●	[ ] shares of common stock issuable upon exercise of warrants at a weighted-average exercise price of $[ ] per share;

●	[ ] shares of common stock reserved for future issuance under our [ ] Equity Incentive Plan; and

●	shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $ (assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus)).

Except as otherwise indicated herein, all information in this prospectus assumes or gives effect to:

●	a 1-for- stock split of our common effected on , 2021 pursuant to which every shares of outstanding common stock was decreased to one share of common stock (the “Reverse Stock Split”). No fractional shares will be issued as a result of the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split shall be [rounded up to the nearest whole share];

●	the automatic conversion of all of our outstanding convertible promissory notes and related accrued interest in the aggregate amount of $[ ] into [ ] shares of our common stock [, based upon an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus]; and

●	no exercise by the underwriters of their option to purchase an additional shares of common stock.

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Summary Financial Data

The following tables set forth our summary financial data as of the dates and for the periods indicated. We have derived the summary statement of operations data for the years ended December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. The summary statements of operations data for the [six] months ended [June 30, 2021 and 2020] and the summary balance sheet data as of [June 30, 2021] have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The following summary financial data should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes and other information included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future and the results for the [six] months ended [June 30, 2021] are not necessarily indicative of the results that may be expected for the full fiscal year.

Statement of Operations Data:

	Years Ended December 31,		Six Months Ended June 30, (unaudited)
	2020	2019	2021	2020
Operating expenses:
Research and development	$105,077	$583,162	$	$
General and administrative expenses	205,703	259,337
Loss from operations	(310,780)	(842,499)
Interest expense	(101,976)	(109,984)
Change in fair value of derivative liability	(575,000)	—
Other income	512	224
Provision for income taxes	17,547	20,552
Net loss	$(1,004,791)	$(972,811)	$	$

Balance Sheet Data:

As of June 30, 2021 (unaudited)
	Actual	Pro Forma (1)	Pro Forma As Adjusted(2)
Cash
Working capital (deficit)
Total assets
Derivative liability
Note payable
Convertible notes payable, including accrued interest
Total stockholders’ equity (deficit)

(1) The pro forma balance sheet data gives effect to (i) the automatic conversion of all of our convertible promissory notes and related accrued interest as of June 30, 2021 into _________ shares of our common stock, based on the assumed initial public offering price of $_______, the midpoint of the range set forth on the cover page of this prospectus, and (ii) the reclassification of the derivative liability related to embedded redemption features in our convertible promissory notes to additional paid-in capital.

(2) The pro forma as adjusted balance sheet data reflects our sale of        shares of common stock in this offering at an assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Each $1.00 increase or decrease in the assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted cash, working capital (deficit), total assets and total stockholders’ deficit by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease the pro forma as adjusted cash, working capital (deficit), total assets and total stockholders’ equity (deficit) by approximately $       million, assuming that the assumed initial price to public remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These unaudited adjustments are based upon available information and certain assumptions we believe are reasonable under the circumstances.

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RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should give careful consideration to the following risk factors, in addition to the other information included in this prospectus, including our financial statements and related notes, before deciding whether to invest in shares of our common stock. The occurrence of any of the adverse developments described in the following risk factors could materially and adversely harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Financial Position and Capital Needs

We have incurred substantial losses since our inception and anticipate that we will continue to incur substantial and increasing losses for the foreseeable future.

We are a clinical-stage biopharmaceutical company focused on developing a novel class of TSTx in oncology and inflammation. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to prove effective, gain regulatory approval or become commercially viable. We do not have any products approved by regulatory authorities and have not generated any revenues from collaboration or licensing agreements or product sales to date, and have incurred significant research, development and other expenses related to our ongoing operations and expect to continue to incur such expenses. As a result, we have not been profitable and have incurred significant operating losses since our inception. For the years ended December 31, 2020 and 2019, we reported net losses of $1,004,791 and $972,811, respectively. As of December 31, 2020, we had an accumulated deficit of $5,228,583.

We do not expect to generate revenues for many years, if at all. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate these losses to increase as we continue to research, develop and seek regulatory approvals for our current product candidates and any additional product candidates we may acquire, and potentially begin to commercialize product candidates that may achieve regulatory approval. We may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. Our expenses will further increase as we:

●	conduct pre-clinical and clinical trials of our product candidates;

●	in-license or acquire the rights to, and pursue development of, other products, product candidates or technologies;

●	hire additional clinical, manufacturing, quality control, quality assurance and scientific personnel;

●	seek marketing approval for any product candidates that successfully complete clinical trials;

●	establish sales, marketing and distribution capabilities, if we receive, or expect to receive, marketing approval for any product candidates;

●	maintain, expand and protect our intellectual property portfolio; and

●	add operational, financial and management information systems and personnel.

We need significant additional financing to fund our operations and complete the development and, if approved, the commercialization of our product candidates. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We believe the net proceeds of this offering, together with our existing cash, will be sufficient to meet our cash, operational and liquidity requirements for at least 12 months after the date of this prospectus; however, such cash will not be sufficient to complete development and obtain regulatory approval for our product candidates, and we will need to raise significant additional capital to help us do so. In addition, our operating plan may change as a result of many factors currently unknown to us, and we may need additional funds sooner than planned.

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We expect to expend substantial resources for the foreseeable future to continue the clinical development and manufacturing of our product candidates. These expenditures will include costs associated with research and development, potentially acquiring new product candidates or technologies, conducting pre-clinical studies and clinical trials and potentially obtaining regulatory approvals and manufacturing products, as well as marketing and selling products approved for sale, if any.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. We have no committed source of additional capital. If adequate funds are not available to us on a timely basis, we may not be able to continue as a going concern or we may be required to delay, limit, reduce or terminate pre-clinical studies, clinical trials or other development activities for our product candidates or target indications, or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our product candidates on unfavorable terms to us.

We may seek additional capital through a variety of means, including through private and public equity offerings and debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, or through the issuance of shares under management or other types of contracts, or upon the exercise or conversion of outstanding derivative securities, the ownership interests of our stockholders will be diluted, and the terms of such financings may include liquidation or other preferences, anti-dilution rights, conversion and exercise price adjustments and other provisions that adversely affect the rights of our stockholders, including rights, preferences and privileges that are senior to those of our holders of common stock in the event of a liquidation. In addition, debt financing, if available, could include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures, entering into licensing arrangements, or declaring dividends and may require us to grant security interests in our assets, including our intellectual property. If we raise additional funds through collaborations, strategic alliances, or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, products or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may need to curtail or cease our operations.

There is substantial doubt about our ability to continue as a going concern.

As of December 31, 2020, we have incurred an accumulated deficit of $5,228,583 since inception and have not yet generated any revenue from operations. Additionally, management anticipates that its cash on hand as of December 31, 2020, and including proceeds received from the issuance of convertible notes in March and April 2021, is not sufficient to fund its planned operations. These factors raise substantial doubt regarding our ability to continue as a going concern. There is no guarantee that we will be able to secure additional financing, including in connection with this offering. Changes in our operating plans, our existing and anticipated working capital needs, costs related to legal proceedings we might become subject to in the future, the acceleration or modification of our development activities, any near-term or future expansion plans, increased expenses, potential acquisitions or other events may further affect our ability to continue as a going concern. Similarly, the report of our independent registered public accounting firm on our consolidated financial statements as of and for the years ended December 31, 2020 and 2019 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. If we cannot continue as a viable entity, our securityholders may lose some or all of their investment in us.

We currently have no source of revenues. We may never generate revenues or achieve profitability.

Currently, we do not generate any revenues from product sales or otherwise. Even if we are able to successfully achieve regulatory approval for our product candidates, we do not know when we will generate revenues or become profitable, if at all. Our ability to generate revenues from product sales and achieve profitability will depend on our ability to successfully commercialize products, including our current product candidates and other product candidates that we may develop, in-license or acquire in the future. Our ability to generate revenues and achieve profitability also depends on a number of additional factors, including our ability to:

●	successfully complete development activities, including the necessary clinical trials;

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●	complete and submit either Biologics License Applications (“BLAs”) or New Drug Applications (“NDAs”) to the FDA and obtain U.S. regulatory approval for indications for which there is a commercial market;

●	complete and submit applications to foreign regulatory authorities;

●	obtain regulatory approval in territories with viable market sizes;

●	obtain coverage and adequate reimbursement from third parties, including government and private payors;

●	set commercially viable prices for our products, if any;

●	establish and maintain supply and manufacturing relationships with reliable third parties, legally globally compliant manufacturing of bulk drug substances and drug products to maintain that supply;

●	develop distribution processes for our product candidates;

●	develop commercial quantities of our product candidates, once approved, at acceptable cost levels;

●	obtain additional funding, if required to develop and commercialize our product candidates;

●	develop a commercial organization capable of sales, marketing and distribution for any products we intend to sell ourselves, in the markets in which we choose to commercialize on our own;

●	achieve market acceptance of our products;

●	attract, hire and retain qualified personnel; and

●	protect our rights in our intellectual property portfolio.

Our revenues for any product candidates for which regulatory approval is obtained will be dependent, in part, upon the size of the markets in the territories for which it gains regulatory approval, the accepted price for the products, the ability to get reimbursement at any price, and whether we own the commercial rights for that territory. If the number of our addressable disease patients is not as significant as our estimates, the indication approved by regulatory authorities is narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenues from sales of such products, even if approved. In addition, we anticipate incurring significant costs associated with commercializing any approved product candidates. As a result, even if we generate revenues, we may not become profitable and may need to obtain additional funding to continue operations. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and may be forced to reduce our operations.

Our ability to use net operating losses to offset future taxable income may be subject to limitations.

As of December 31, 2020, we had federal net operating loss, or NOLs, carryforwards of approximately $710,000. Our NOLs generated in tax years ending on or prior to December 31, 2017 are only permitted to be carried forward for 20 years under applicable U.S. tax laws, and will begin to expire, if not utilized, beginning in 2027. These NOL carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under the Tax Act, federal NOLs incurred in tax years ending after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs is limited. It is uncertain if and to what extent various states will conform to the Tax Act, or whether any further regulatory changes may be adopted in the future that could minimize its applicability. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, and certain corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in the ownership of its equity over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited.

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Risks Relating to the Development and Regulatory Approval of Our Product Candidates

We have a limited number of product candidates, all which are still in early clinical or pre-clinical development. If we do not obtain regulatory approval of one or more of our product candidates, or experience significant delays in doing so, our business will be materially adversely affected.

We currently have no products approved for sale or marketing in any country, and may never be able to obtain regulatory approval for any of our product candidates. As a result, we are not currently permitted to market any of our product candidates in the United States or in any other country until we obtain regulatory approval from the FDA or regulatory authorities outside the United States. Our product candidates are in early stages of development and we have not submitted an application, or received marketing approval, for any of our product candidates. Obtaining regulatory approval of our product candidates will depend on many factors, including, but not limited to, the following:

●	successfully completing formulation and process development activities;

●	completing clinical trials that demonstrate the efficacy and safety of our product candidates;

●	receiving marketing approval from applicable regulatory authorities;

●	establishing commercial manufacturing capabilities; and

●	launching commercial sales, marketing and distribution operations.

Many of these factors are wholly or partially beyond our control, including clinical advancement, the regulatory submission process and changes in the competitive landscape. If we do not achieve one or more of these targets in a timely manner, we could experience significant delays or may be unable to develop our product candidates at all, which may have a material adverse effect on our business and results of operations.

Clinical trials are expensive, time consuming, difficult to design and implement, and involve uncertain outcomes. Results of previous pre-clinical studies and clinical trials may not be predictive of future results, and the results of our current and planned clinical trials may not satisfy the requirements of the FDA or other regulatory authorities.

Positive or timely results from pre-clinical or early-stage trials do not ensure positive or timely results in late-stage clinical trials or product approval by the FDA or comparable foreign regulatory authorities. We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercialization. Our planned clinical trials may produce negative or inconclusive results, and we or any of our current and future strategic partners may decide, or regulators may require us, to conduct additional clinical or pre-clinical testing.

Success in pre-clinical studies or early-stage clinical trials does not mean that future clinical trials or registration clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and foreign regulatory authorities, despite having progressed through pre-clinical studies and initial clinical trials. Product candidates that have shown promising results in early clinical trials may still suffer significant setbacks in subsequent clinical trials or registration clinical trials. For example, a number of companies in the biopharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials. Similarly, pre-clinical interim results of a clinical trial are not necessarily predictive of final results.

If clinical trials for our product candidates are prolonged, delayed or stopped, we may be unable to obtain regulatory approval and commercialize our product candidates on a timely basis, or at all, which would require us to incur additional costs and delay our receipt of any product revenue.

We may experience delays in our ongoing or future pre-clinical studies or clinical trials, and we do not know whether future pre-clinical studies or clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients or be completed on schedule, if at all. The commencement or completion of these planned clinical trials could be substantially delayed or prevented by many factors, including, but not limited to:

●	discussions with the FDA or other regulatory agencies regarding the scope or design of our clinical trials;

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●	the limited number of, and competition for, suitable sites to conduct our clinical trials, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication as our product candidates;

●	any delay or failure to obtain approval or agreement to commence a clinical trial in any of the countries where enrollment is planned;

●	inability to obtain sufficient funds required for a clinical trial;

●	clinical holds on, or other regulatory objections to, a new or ongoing clinical trial;

●	delay or failure to manufacture sufficient supplies of product candidates for our clinical trials;

●	delay or failure to reach agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites or clinical research organizations (“CROs”), the terms of which can be subject to extensive negotiation and may vary significantly among different sites or CROs;

●	delay or failure to obtain institutional review board (“IRB”) approval to conduct a clinical trial at a prospective site;

●	slower than expected rates of patient recruitment and enrollment;

●	failure of patients to complete the clinical trial;

●	the inability to enroll a sufficient number of patients in studies to ensure adequate statistical power to detect statistically significant treatment effects;

●	unforeseen safety issues, including severe or unexpected drug-related adverse effects experienced by patients, including possible deaths;

●	lack of efficacy during clinical trials;

●	termination of our clinical trials by one or more clinical trial sites;

●	inability or unwillingness of patients or clinical investigators to follow our clinical trial protocols;

●	inability to monitor patients adequately during or after treatment;

●	clinical study sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a study;

●	in ability to address any non-compliance with regulatory requirements or safety concerns that arise during the course of a clinical trial;

●	the need to repeat or terminate clinical trials as a result of inconclusive or negative results or unforeseen complications in testing; and

●	our clinical trials may be suspended or terminated upon a breach or pursuant to the terms of any agreement with, or for any other reason by, current or future strategic partners that have responsibility for the clinical development of any of our product candidates.

Changes in regulatory requirements, policies and guidelines may also occur and we may need to significantly amend clinical trial protocols to reflect these changes with appropriate regulatory authorities. These changes may require us to renegotiate terms with CROs or resubmit clinical trial protocols to IRBs for re-examination, which may impact the costs, timing or successful completion of a clinical trial. Our clinical trials may be suspended or terminated at any time by the FDA, other regulatory authorities, the IRB overseeing the clinical trial at issue, any of our clinical trial sites with respect to that site, or us. Any failure or significant delay in commencing or completing clinical trials for our product candidates may adversely affect our ability to obtain regulatory approval and our commercial prospects and our ability to generate product revenue will be diminished.

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The design or our execution of clinical trials may not support regulatory approval.

The design or execution of a clinical trial can determine whether its results will support regulatory approval and flaws in the design or execution of a clinical trial may not become apparent until the clinical trial is well advanced. In some instances, there can be significant variability in safety or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. We do not know whether any clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates.

Further, the FDA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our product candidates. Our product candidates may not be approved even if they achieve their primary endpoints in future clinical trials. The FDA or foreign regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for clinical trial that has the potential to result in FDA or other agencies’ approval. In addition, such regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA or foreign regulatory authorities may not approve the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates which may have a material adverse effect on our business.

We may find it difficult to enroll patients in our clinical trials given the limited number of patients who have the diseases for which our product candidates are being studied which could delay or prevent the start of clinical trials for our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidate is essential to our success. The timing of our clinical trials depends in part on the rate at which we can recruit patients to participate in clinical trials of our product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment. If we experience delays in our clinical trials, the timeline for obtaining regulatory approval of our product candidates will most likely be delayed.

Many factors may affect our ability to identify, enroll and maintain qualified patients, including the following:

●	eligibility criteria of our ongoing and planned clinical trials with specific characteristics appropriate for inclusion in our clinical trials;

●	design of the clinical trial;

●	size and nature of the patient population;

●	patients’ perceptions as to risks and benefits of the product candidate under study and the participation in a clinical trial generally in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

●	the availability and efficacy of competing therapies and clinical trials;

●	pendency of other trials underway in the same patient population;

●	willingness of physicians to participate in our planned clinical trials;

●	severity of the disease under investigation;

●	proximity of patients to clinical sites;

●	patients who do not complete the trials for personal reasons; and

●	issues with CROs and/or with other vendors that handle our clinical trials.

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We may not be able to initiate or continue to support clinical trials of our product candidates for one or more indications, or any future product candidates if we are unable to locate and enroll a sufficient number of eligible participants in these trials as required by the FDA or other regulatory authorities. Even if we are able to enroll a sufficient number of patients in our clinical trials, if the pace of enrollment is slower than we expect, the development costs for our product candidates may increase and the completion of our trials may be delayed or our trials could become too expensive to complete.

If we experience delays in the completion of, or termination of, any clinical trials of our product candidates, the commercial prospects of our product candidates could be harmed, and our ability to generate product revenue from any of our product candidates could be delayed or prevented. In addition, any delays in completing our clinical trials would likely increase our overall costs, impair product candidate development and jeopardize our ability to obtain regulatory approval relative to our current plans. Any of these occurrences may harm our business, financial condition, and prospects significantly.

Our product candidates may have undesirable side effects that may delay or prevent marketing approval or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales; no regulatory agency has made any such determination that any of our product candidates are safe or effective for use by the general public for any indication.

All of our product candidates are still in pre-clinical or early clinical development. Additionally, all of our product candidates are required to undergo ongoing safety testing in humans as part of clinical trials. Consequently, not all adverse effects of drugs can be predicted or anticipated. Unforeseen side effects from any of our product candidates could arise either during clinical development or, if approved by regulatory authorities, after the approved product has been marketed. Therefore, the results from clinical trials may not demonstrate a favorable safety profile in humans. The results of future clinical trials may show that our product candidates cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA or foreign regulatory authorities, or result in marketing approval from the FDA or foreign regulatory authorities with restrictive label warnings, limited patient populations or potential product liability claims. Even if we believe that our clinical trial and pre-clinical studies demonstrate the safety and efficacy of our product candidates, only the FDA and other comparable regulatory agencies may ultimately make such determination. No regulatory agency has made a determination that any of our product candidates are safe or effective for any indication.

If any of our product candidates receive marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products:

●	regulatory authorities may require us to take our approved product off the market;

●	regulatory authorities may require the addition of labeling statements, specific warnings, and/or a contraindication or field alerts to physicians and pharmacies;

●	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

●	we may be subject to limitations on how we may promote the product;

●	sales of the product may decrease significantly;

●	we may be subject to litigation or product liability claims; and

●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating revenue from the sale of any future products.

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We are dependent on third parties for manufacturing and marketing of our product candidates. If we are not able to secure favorable arrangements with such third parties, our business and financial condition could be harmed.

We will not manufacture any of our product candidates for commercial sale nor do we have the resources necessary to do so. In addition, we currently do not have the capability to market our drug products ourselves. In addition to our internal sales force efforts, we have contracted with and intend to continue to contract with specialized manufacturing companies to manufacture our product candidates. In connection with our efforts to commercialize our product candidates, we will seek to secure favorable arrangements with third parties to distribute, promote, market and sell our product candidates. If our internal sales force is unable to successfully distribute, market and promote our product candidates and we are not able to secure favorable commercial terms or arrangements with third parties for the distribution, marketing, promotion and sales of our product candidates, we may have to retain promotional and marketing rights and seek to develop the commercial resources necessary to promote or co-promote or co-market certain or all of our drug candidates to the appropriate channels of distribution in order to reach the specific medical market that we are targeting. We may not be able to enter into any partnering arrangements on this or any other basis. If we are not able to secure favorable partnering arrangements, or are unable to develop the appropriate resources necessary for the commercialization of our product candidates, our business and financial condition could be harmed.

In addition, we, or our potential commercial partners, may not successfully introduce our product candidates or such candidates may not achieve acceptance by patients, health care providers and insurance companies. Further, it is possible that we may not be able to secure arrangements to manufacture, market, distribute, promote and sell our proposed product candidates at favorable commercial terms that would permit us to make a profit. To the extent that corporate partners conduct clinical trials, we may not be able to control the design and conduct of these clinical trials.

If a third-party contract manufacturing organization (“CMO”) upon whom we rely to formulate and manufacture our product candidates does not perform, fails to manufacture according to our specifications or fails to comply with strict regulations, our pre-clinical studies or clinical trials could be adversely affected and the development of our product candidates could be delayed or terminated or we could incur significant additional expenses.

We do not own or operate any manufacturing facilities. We rely on and intend to continue to rely on CMOs to formulate and manufacture our pre-clinical and clinical materials. Our reliance on a CMO exposes us to a number of risks, any of which could delay or prevent the completion of our pre-clinical studies or clinical trials, or the regulatory approval or commercialization of our product candidates, result in higher costs, or deprive us of potential product revenues. Some of these risks include:

●	our CMO failing to develop an acceptable formulation to support later-stage clinical trials for, or the commercialization of, our product candidates;

●	our CMO failing to manufacture our product candidate according to our specifications, the FDA’s current good manufacturing practice (“cGMP”) requirements, or otherwise manufacturing material that we, the FDA or other regulatory agencies may deem to be unsuitable in our clinical trials;

●	our CMO being unable to increase the scale of, increase the capacity for, or reformulate the form of our product candidates. We may experience a shortage in supply, or the cost to manufacture our products may increase to the point where it may adversely affect the cost of our product candidates. We cannot assure you that our CMO will be able to manufacture our product candidates at a suitable scale, or we will be able to find alternative manufacturers acceptable to us that can do so;

●	our CMO placing a priority on the manufacture of their own products, or other customers’ products;

●	our CMO failing to perform as agreed upon or not remain in business; and

●	our CMO’s plants being closed as a result of regulatory sanctions, natural disasters, health epidemics or otherwise.

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Manufacturers of pharmaceutical products are subject to ongoing periodic inspections by the FDA, the U.S. Drug Enforcement Administration and corresponding state and foreign agencies to ensure strict compliance with FDA mandated cGMP, other government regulations and corresponding foreign standards. While we are obligated to audit their performance, we do not have control over our CMO’s compliance with these regulations and standards. Failure by any of our CMOs, or us, to comply with applicable regulations could result in sanctions being imposed on us or the CMOs. These sanctions may include fines, injunctions, civil penalties, failure of the government to grant pre-market approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

In the event that we need to change our CMOs, our pre-clinical studies, clinical trials or the commercialization of our product candidates could be delayed, adversely affected or terminated, or such a change may result in significantly higher costs.

Various steps in the manufacture of our product candidates may need to be sole-sourced. In accordance with cGMP, changing manufacturers may require the re-validation of manufacturing processes and procedures, and may require further pre-clinical studies or clinical trials to show comparability between the materials produced by different manufacturers. Changing our current or future CMOs may be difficult for us and could be costly, which could result in our inability to manufacture our product candidates for an extended period of time and therefore a delay in the development of our product candidates. Further, in order to maintain our development time lines in the event of a change in our CMOs, we may incur significantly higher costs to manufacture our product candidates.

We may have conflicts with our future partners that could delay or prevent the development or commercialization of our product candidates.

We may have conflicts with our future partners, such as conflicts concerning the interpretation of pre-clinical or clinical data, the achievement of milestones, the interpretation of contractual obligations, payments for services, development obligations or the ownership of intellectual property developed during our collaboration. If any conflicts arise with any of our partners, such partner may act in a manner that is adverse to our best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating revenues: unwillingness on the part of a partner to pay us milestone payments or royalties we believe are due to us under a collaboration; uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could prevent us from entering into additional collaborations; unwillingness by the partner to cooperate in the development or manufacture of the product, including providing us with product data or materials; unwillingness on the part of a partner to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities; initiating of litigation or alternative dispute resolution options by either party to resolve the dispute; or attempts by either party to terminate the agreement.

We may not be able to conduct, or contract others to conduct, animal testing in the future, which could harm our research and development activities.

Certain laws and regulations relating to drug development require us to test our drug candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted or delayed.

If any of our product candidates receive regulatory approval, the approved products may not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, in which case revenue generated from their sales would be limited.

The commercial success of our product candidates will depend upon their acceptance among physicians, patients and the medical community. The degree of market acceptance of our product candidates will depend on a number of factors, including:

●	limitations or warnings contained in the approved labeling for a product candidate;

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●	changes in the standard of care for the targeted indications for any of our product candidates;

●	limitations in the approved clinical indications for our product candidates;

●	demonstrated clinical safety and efficacy compared to other products;

●	lack of significant adverse side effects;

●	sales, marketing and distribution support;

●	availability of coverage and reimbursement amounts from managed care plans and other third-party payors;

●	timing of market introduction and perceived effectiveness of competitive products;

●	the cost-effectiveness of our product candidates;

●	availability of alternative products at similar or lower cost, including generic and over-the-counter products;

●	the extent to which the product candidate is approved for inclusion on formularies of hospitals and managed care organizations;

●	whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy for particular diseases;

●	whether the product can be used effectively with other therapies to achieve higher response rates;

●	adverse publicity about our product candidates or favorable publicity about competitive products;

●	convenience and ease of administration of our products; and

●	potential product liability claims.

If any of our product candidates are approved, but do not achieve an adequate level of acceptance by physicians, patients and the medical community, we may not generate sufficient revenue from these products, and we may not become or remain profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

Even if we receive regulatory approval to commercialize any of the product candidates that we develop, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense.

Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or subject to certain conditions of approval, and may contain requirements for potentially costly post-approval trials, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the marketed product.

For any approved product, we will be subject to ongoing regulatory obligations and extensive oversight by regulatory authorities, including with respect to manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product. These requirements include submissions of safety and other post-approval information and reports, as well as continued compliance with cGMP and current good clinical practice (“cGCP”) for any clinical trials that we conduct post- approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

●	restrictions on the marketing or manufacturing of the product;

●	withdrawal of the product from the market or voluntary or mandatory product recalls;

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●	fines, warning letters or holds on clinical trials;

●	refusal by the FDA, EMA or another applicable regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

●	product seizure or detention, or refusal to permit the import or export of products; and

●	injunctions or the imposition of civil or criminal penalties.

Occurrence of any of the foregoing could have a material and adverse effect on our business and results of operations. Further, the FDA’s or other regulatory authority’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which could adversely affect our business, prospects and ability to achieve or sustain profitability.

If any product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability lawsuits related to the testing of our product candidates in seriously ill patients, and will face an even greater risk if product candidates are approved by regulatory authorities and commercialized. Product liability claims may be brought against us by participants enrolled in our clinical trials, patients, health care providers or others using, administering or selling any of our future approved products. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities. Regardless of their merit or eventual outcome, liability claims may result in:

●	decreased demand for any future approved products;

●	injury to our reputation;

●	withdrawal of clinical trial participants;

●	termination of clinical trial sites or entire trial programs;

●	increased regulatory scrutiny;

●	significant litigation costs;

●	substantial monetary awards to or costly settlement with patients or other claimants;

●	product recalls or a change in the indications for which products may be used;

●	loss of revenue;

●	diversion of management and scientific resources from our business operations; and

●	the inability to commercialize our product candidates.

If any of our product candidates are approved for commercial sale, we will be highly dependent upon consumer perceptions of us and the safety and quality of our products. We could be adversely affected if we are subject to negative publicity. We could also be adversely affected if any of our products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse effects resulting from patients’ use or misuse of our products or any similar products distributed by other companies could have a material adverse impact on our financial condition or results of operations.

Insurance coverage is becoming increasingly expensive. As a result, we may be unable to maintain or obtain sufficient insurance at a reasonable cost to protect us against losses that could have a material adverse effect on our business. A successful product liability claim or series of claims brought against us, particularly if judgments exceed any insurance coverage we may have, could decrease our cash resources and adversely affect our business, financial condition and results of operation.

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Current and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain for such product candidates.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell our product candidates. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We do not know whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

In the United States, the Medicare Modernization Act (“MMA”) changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for our product candidates and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “Health Care Reform Law”) is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the law imposed a significant annual fee on companies that manufacture or import branded prescription drug products.

The Health Care Reform Law remains subject to legislative efforts to repeal, modify or delay the implementation of the law. However, if the Health Care Reform Law is repealed or modified, or if implementation of certain aspects of the Health Care Reform Law are delayed, such repeal, modification or delay may materially adversely impact our business, strategies, prospects, operating results or financial condition. We are unable to predict the full impact of any repeal, modification or delay in the implementation of the Health Care Reform Law on us at this time. Due to the substantial regulatory changes that will need to be implemented by the Centers for Medicare & Medicaid Services and others, and the numerous processes required to implement these reforms, we cannot predict which healthcare initiatives will be implemented at the federal or state level, the timing of any such reforms, or the effect such reforms or any other future legislation or regulation will have on our business.

In addition, other legislative changes have been proposed and adopted in the United States since the Health Care Reform Law was enacted. We expect that additional federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce or eliminate our profitability.

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If we fail to comply with healthcare regulations, we could face substantial enforcement actions, including civil and criminal penalties and our business, operations and financial condition could be adversely affected.

We could be subject to healthcare fraud and abuse laws and patient privacy laws of both the federal government and the states in which we conduct our business. The laws include:

●	the federal healthcare program anti-kickback law, which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

●	the Omnibus Budget Reconciliation Act of 1993 (42 U.S.C. § 1395nn) (the “Stark Law”) prohibit referrals by a physician of “designated health services” which are payable, in whole or in part, by Medicare or Medicaid, to an entity in which the physician or the physician’s immediate family member has an investment interest or other financial relationship, subject to several exceptions. The Stark Law also prohibits billing for services rendered pursuant to a prohibited referral. Several states have enacted laws similar to the Stark Law. These state laws may cover all (not just Medicare and Medicaid) patients. Many federal healthcare reform proposals in the past few years have attempted to expand the Stark Law to cover all patients as well. If we violate the Stark Law, our financial results and operations could be adversely affected. Penalties for violations include denial of payment for the services, significant civil monetary penalties, and exclusion from the Medicare and Medicaid programs;

●	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent, and which may apply to entities like us which provide coding and billing information to customers;

●	the federal Health Insurance Portability and Accountability Act of 1996, the Health Information and Technology for Economic and Clinical Health Act and their implementing regulations at 45 C.F.R. Parts 160, 162 and 164, as amended (“HIPAA”) which imposes certain requirements relating to the privacy, security and transmission of protected health information which includes individually identifiable health information, demographic data, medical histories and test results;

●	the Federal Food, Drug and Cosmetic Act which among other things, strictly regulates drug manufacturing and product marketing, prohibits manufacturers from marketing drug products for off-label use and regulates the distribution of drug samples; and

●	state law equivalents of each of the above federal laws, such as, Stark Law, anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by federal laws, thus complicating compliance efforts.

If our operations are found to be in violation of any of the laws described above or any governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

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Risks Relating to our Business and Operations

We may expend our limited resources to pursue a particular product candidate and fail to capitalize on product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we intend to prioritize our efforts on specific research and development programs, including clinical development of IMX-110, IMX-111 and IMX-120 or other future product candidates. As a result, we may forgo or delay pursuit of other opportunities, including with potential future product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable drug candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through partnership, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

If the market opportunities for our current and potential future product candidates are smaller than we believe they are, our ability to generate product revenue may be adversely affected and our business may suffer.

Our understanding of the number of people who suffer from certain types of cancers and inflammatory diseases as well as ulcerative colitis and Crohn’s disease that our product candidates may have the potential to treat is based on estimates. These estimates may prove to be incorrect, and new studies may demonstrate or suggest a lower estimated incidence or prevalence of such diseases. The number of patients in the United States or elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our current or potential future product candidates or patients may become increasingly difficult to identify and access, all of which would adversely affect our business prospects and financial condition.

Our products will face significant competition, and if they are unable to compete successfully, our business will suffer.

Our product candidates face, and will continue to face, intense competition from larger pharmaceutical companies, biotechnology companies, and academic institutions. We compete in an industry that is characterized by: (i) rapid technological change, (ii) evolving industry standards, (iii) emerging competition and (iv) new product introductions. Our competitors have and may develop products and technologies that will compete with our products and technologies. Because several competing companies and institutions have greater financial resources than us, they may be able to: (i) provide broader services and product lines, (ii) make greater investments in research and development and (iii) carry on larger research and development initiatives. Our competitors also have greater development capabilities than we do and have substantially greater experience in undertaking pre-clinical and clinical testing of products, obtaining regulatory approvals, and manufacturing and marketing pharmaceutical products. They also have greater name recognition and better access to customers than us.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or protected health information or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we may collect and store sensitive data, including legally protected health information, personally identifiable information, intellectual property and proprietary business information. We manage and maintain our applications and data by utilizing cloud-based data center systems. These applications and data may encompass a wide variety of business-critical information, including research and development information, commercial information and business and financial information. We face risks relative to protecting this critical information, including loss of access risk, inappropriate disclosure risk, inappropriate modification risk and the risk of being unable to adequately monitor our controls.

Our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as the federal privacy rules for health information promulgated under HIPAA and regulatory penalties. There is no guarantee that we can continue to protect our systems from breach. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to conduct our analyses, provide test results, bill payors or providers, process claims and appeals, conduct research and development activities, collect, process and prepare company financial information, provide information about any future products, manage the administrative aspects of our business and damage our reputation, any of which could adversely affect our business.

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The U.S. Office of Civil Rights in the Department of Health and Human Services enforces the HIPAA privacy and security rules and may impose penalties for failure to comply with requirements of HIPAA. Penalties vary significantly depending on factors such as whether failure to comply was due to willful neglect. These penalties include civil monetary penalties of $100 to $50,000 per violation, up to an annual cap of $1,500,000 for identical violations. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 per violation and up to one-year imprisonment. The criminal penalties increase to $100,000 per violation and up to five-years imprisonment if the wrongful conduct involves false pretenses, and to $250,000 per violation and up to 10-years imprisonment if the wrongful conduct involves the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. The U.S. Department of Justice is responsible for criminal prosecutions under HIPAA. Furthermore, in the event of a breach as defined by HIPAA, there are reporting requirements to the Office of Civil Rights under the HIPAA regulations as well as to affected individuals, and there may also be additional reporting requirements to other state and federal regulators, including the Federal Trade Commission, and to the media. Issuing such notifications can be costly, time and resource intensive, and can generate significant negative publicity. Breaches of HIPAA may also constitute contractual violations that could lead to contractual damages or terminations.

In addition, the interpretation and application of consumer, health-related and data protection laws in the United States, the European Union, or EU, and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition, these privacy regulations vary between states, may differ from country to country, and may vary based on whether testing is performed in the United States or in the local country. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. For example, we may be subject privacy laws and regulations such as the European Union’s General Data Privacy Regulation (“GDPR”) and the California Consumer Privacy Act (“CCPA”). These regulations mandate that companies satisfy requirements regarding the handling of personal and sensitive data, including its use, protection, and the ability of persons whose data is stored to correct or delete such data about themselves. Failure to comply with GDPR requirements could result in penalties of up to 4% of worldwide revenue. The GDPR, CCPA, and other similar laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines, negative publicity, or demands or orders that we modify or cease existing business practices.

Furthermore, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on other third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could have a material adverse effect on our business.

The outbreak of COVID-19, or a similar pandemic, epidemic or outbreak of an infectious disease in the United States or elsewhere, could have a material adverse impact on our business, financial condition and results of operations, including the execution of our pre-clinical studies and clinical trials and the use and sufficiency of our existing cash.

The outbreak of COVID-19 has evolved into a global pandemic. The extent to which COVID-19 impacts our business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19 and the actions to contain the virus or treat its impact, among others. Many countries around the world have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus.

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The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver supplies to us on a timely basis. We currently utilize third parties to, among other things, manufacture components of our product candidates and, in the future, intend to utilize third parties to conduct our pre-clinical studies and clinical trials. If either we or any third-party parties in the supply chain for materials used in the production of our product candidates are adversely impacted by restrictions resulting from the COVID-19 pandemic, our supply chain may be disrupted, limiting our ability to manufacture our product candidates for our pre-clinical studies and clinical trials.

The COVID-19 pandemic could also potentially affect the business of the FDA or other health authorities, which could result in delays in meetings related to current and planned clinical trials and ultimately of reviews and approvals of our product candidates. Infections and deaths related to COVID-19 are disrupting certain healthcare and healthcare regulatory systems worldwide. The effects of COVID-19 may also slow potential enrollment of current and planned clinical trials, reduce the number of eligible patients for our current and planned clinical trials, create difficulties in recruiting clinical site investigators and staff, divert healthcare resources away from the conduct of clinical trials, delay receiving approval from local authorities to initiate our current and planned clinical trials, delay necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees, interrupt key clinical trial activities (like site monitoring) due to travel limitations imposed by authorities, and create difficulties in data collection and analysis, among other things. It is unknown how long these disruptions could continue, were they to occur. Any elongation or de-prioritization of our pre-clinical or clinical studies or delay in regulatory review resulting from such disruptions could materially affect the development and study of our product candidates. Any delays to our current and planned timelines could also impact the use and sufficiency of our existing cash reserves, and we may be required to raise additional capital earlier than we had previously planned. We may be unable to raise additional capital if and when needed, which may result in further delays or suspension of our development plans. If we are able to raise additional capital, challenging and uncertain economic conditions can make capital raising costly and dilutive.

The spread of COVID-19, which has caused a broad impact globally, including restrictions on travel and quarantine policies put into place by businesses and governments, may have a material economic effect on our business. While the potential economic impact brought by and the duration of the pandemic may be difficult to assess or predict, it has already caused, and is likely to result in further, significant disruption of global financial markets. In addition, a recession, depression or other sustained adverse market event resulting from the global effort to control COVID-19 infections could materially and adversely affect our business and the value of our common stock.

The COVID-19 pandemic and mitigation measures also have had, and may continue to have, an adverse impact on global economic conditions which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital when needed. The extent to which the COVID-19 pandemic impacts our business and operations will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

Such events may result in a period of business disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations. We do not yet know the full extent of potential delays or impacts on our business, our pre-clinical studies and clinical trials, healthcare systems or the global economy as a whole. However, these effects could have a material impact on our operations, and we will continue to monitor the situation closely.

Any international operations we undertake may subject us to risks inherent with operations outside of the United States.

We intend to obtain market clearance for our product candidates in foreign markets; however, even with the cooperation of a commercialization partner, conducting drug development in foreign countries involves inherent risks, including, but not limited to: difficulties in staffing, funding and managing foreign operations; unexpected changes in regulatory requirements; export restrictions; tariffs and other trade barriers; difficulties in protecting, acquiring, enforcing and litigating intellectual property rights; fluctuations in currency exchange rates; and potentially adverse tax consequences. If we were to experience any of the difficulties listed above, or any other difficulties, our international development activities and our overall financial condition may suffer and cause us to reduce or discontinue our international development and registration efforts.

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We may not be successful in hiring and retaining key employees, including executive officers.

Our future operations and successes depend in large part upon the strength of our management team. We rely heavily on the continued service of each member of our management team. Accordingly, if any member of our management team were to terminate their employment with us, such departure may have a material adverse effect on our business. In addition, our future success depends on our ability to identify, attract, hire or engage, retain and motivate other well-qualified financial, managerial, technical, clinical and regulatory personnel. There can be no assurance that these professionals will be available in the market, or that we will be able to retain existing professionals or to meet or to continue to meet their compensation requirements. Furthermore, the cost base in relation to such compensation, which may include equity compensation, may increase significantly, which could have a material adverse effect on us. Failure to establish and maintain an effective management team and work force could adversely affect our ability to operate, grow and manage our business.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with FDA or other regulations, provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies, comply with manufacturing standards we may establish, comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. If we obtain approval of any of our product candidates from the FDA or any other foreign regulatory agency and begin commercializing those products in the United States or elsewhere, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws are likely to increase. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations and prospects, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA or other regulatory agencies, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations, or reputational harm.

Risks Relating to our Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection. If our patent position does not adequately protect our product candidates, others could compete against us, which may have a material adverse effect on our business.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future product candidates, the processes used to manufacture them and the methods for using them, as well as successfully defending such patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in pharmaceutical patents has emerged to date in the U.S. or in foreign jurisdictions outside of the U.S. Changes in either the patent laws or interpretations of patent laws in the U.S. and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be enforced in the patents that may be issued from the applications we currently or may in the future own or license from third parties. Further, if any patents we obtain or license are deemed invalid and unenforceable, our ability to commercialize or license our products or technologies could be adversely affected.

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Others have filed, and in the future are likely to file, patent applications covering products and technologies that are similar, identical or competitive to ours or important to our business. We cannot be certain that any patent application owned by a third party will not have priority over patent applications filed or in-licensed by us, or that we or our future licensors will not be involved in interference, opposition, reexamination, review, reissue, post grant review or invalidity proceedings before U.S. or non-U.S. patent offices.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

●	others may be able to make compounds that are similar to our product candidates, but that are not covered by the claims of our patents;

●	we might not have been the first to make the inventions covered by our pending patent applications;

●	we might not have been the first to file patent applications for these inventions;

●	our pending patent applications may not result in issued patents;

●	the claims of our issued patents or patent applications when issued may not cover our products or product candidates;

●	any patents that we may obtain from licensing or otherwise may not provide us with any competitive advantages;

●	any granted patents that we rely upon may be held invalid or unenforceable as a result of legal challenges by third parties; and

●	the patents of others may have an adverse effect on our business.

If we fail to comply with our obligations in the agreements under which we may license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our potential licensors, we could lose rights that are important to our business.

We may be required to enter into intellectual property license agreements that are important to our business. These license agreements may impose various diligence, milestone payment, royalty and other obligations on us. For example, we may enter into exclusive license agreements with various universities and research institutions, we may be required to use commercially reasonable efforts to engage in various development and commercialization activities with respect to licensed products, and may need to satisfy specified milestone and royalty payment obligations. If we fail to comply with any obligations under any potential agreements with any of these licensors, we may be subject to termination of the license agreement in whole or in part; increased financial obligations to our licensors or loss of exclusivity in a particular field or territory, in which case our ability to develop or commercialize products covered by the license agreement will be impaired.

In addition, disputes may arise regarding intellectual property subject to a license agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;

●	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

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●	our diligence obligations under the license agreement and what activities satisfy those obligations;

●	if a third-party expresses interest in an area under a license that we are not pursuing, under the terms of certain of our license agreements, we may be required to sublicense rights in that area to a third party, and that sublicense could harm our business; and

●	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our future licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize our product candidates.

We may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

We may incur substantial costs as a result of litigation or other proceedings relating to patents and other intellectual property rights.

If we choose to commence a proceeding or litigation to prevent another party from infringing our patents, that party will have the right to ask the examiner or court to rule that such patents are invalid or should not be enforced against them. There is a risk that the examiner or court will decide that our patents are not valid and that we do not have the right to stop the other party from using the related inventions. There is also the risk that, even if the validity of such patents is upheld, the examiner or court will refuse to stop the other party on the ground that such other party’s activities do not infringe our rights. In addition, the U.S. Supreme Court has recently modified some tests used by the U.S. Patent and Trademark Office (“USPTO”) in granting patents over the past 20 years, which may decrease the likelihood that we will be able to obtain patents and increase the likelihood of challenge to any patents we obtain or may, in the future, license. Any proceedings or litigation to enforce our intellectual property rights or defend ourselves against claims of infringement of third-party intellectual property rights could be costly and divert the attention of managerial and scientific personnel, regardless of whether such litigation is ultimately resolved in our favor. We may not have sufficient resources to bring these actions to a successful conclusion. Moreover, if we are unable to successfully defend against claims that we have infringed the intellectual property rights of others, we may be prevented from using certain intellectual property and may be liable for damages, which in turn could materially adversely affect our business, financial condition or results of operations.

We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing or increase the costs of commercializing our product candidates.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. We cannot guarantee that our product candidates, or manufacture or use of our product candidates, will not infringe third-party patents. Furthermore, a third party may claim that we are using inventions covered by the third party’s patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our product candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and scientific personnel. Some of these third parties may be better capitalized and have more resources than us. There is a risk that a court would decide that we are infringing the third party’s patents and would order us to stop the activities covered by the patents. In that event, we may not have a viable way around the patent and may need to halt commercialization of our product candidates. In addition, there is a risk that a court will order us to pay the other party damages for having violated the other party’s patents. The pharmaceutical and biotechnology industries have produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform.

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If we are sued for patent infringement, we would need to demonstrate that our product candidates or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the U.S., proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and divert management’s time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, which may not be available, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our product candidates to market and be precluded from manufacturing or selling our product candidates.

We cannot be certain that others have not filed patent applications for technology covered by our pending applications, or that we are the first to invent the technology, because:

●	some patent applications in the U.S. may be maintained in secrecy until the patents are issued;

●	patent applications in the U.S. are typically not published until 18 months after the priority date; and

●	publications in the scientific literature often lag behind actual discoveries.

Our competitors may have filed, and may in the future file, patent applications covering products and technology similar to ours. Any such patent application may have priority over our patent applications, which could require us to obtain rights to issued patents covering such products or technologies. If another party has filed U.S. patent applications on inventions similar to us that claims priority to any applications filed prior to the priority dates of our applications, we may have to participate in an interference proceeding declared by the USPTO to determine priority of invention in the U.S. It is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar inventions prior to our inventions, resulting in a loss of our U.S. patent position with respect to such inventions which could in turn have a material adverse effect on our operations. Other countries have similar laws that permit secrecy of patent applications, and may be entitled to priority over our applications in such jurisdictions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than us because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and products could be significantly diminished.

We also rely on trade secrets to protect our proprietary products and technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed alleged trade secrets.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we could lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

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Our intellectual property may not be sufficient to protect our product candidates from competition, which may negatively affect our business.

We may be subject to competition despite the existence of intellectual property we own or in the future may license. We can give no assurances that our intellectual property claims will be sufficient to prevent third parties from designing around patents we own or may in the future license and developing and commercializing competitive products. The existence of competitive products that avoid our intellectual property could materially adversely affect our operating results and financial condition. Furthermore, limitations, or perceived limitations, in our intellectual property may limit the interest of third parties to partner, collaborate or otherwise transact with us, if third parties perceive a higher than acceptable risk to commercialization of our product candidates.

We may elect to sue a third party, or otherwise make a claim, alleging infringement or other violation of patents, trademarks, trade dress, copyrights, trade secrets, domain names or other intellectual property rights that we either own or license from a third party. If we do not prevail in enforcing our intellectual property rights in this type of litigation, we may be subject to:

●	paying monetary damages related to the legal expenses of the third party;

●	facing additional competition that may have a significant adverse effect on our product pricing, market share, business operations, financial condition, and the commercial viability of our products; and

●	restructuring our Company or delaying or terminating select business opportunities, including, but not limited to, research and development, clinical trial, and commercialization activities, due to a potential deterioration of our financial condition or market competitiveness.

A third party may also challenge the validity, enforceability or scope of the intellectual property rights that we own or in the future may license; and, the result of these challenges may narrow the scope or claims of or invalidate patents that are integral to our product candidates. There can be no assurance that we will be able to successfully defend patents we own or may license in an action against third parties due to the unpredictability of litigation and the high costs associated with intellectual property litigation, amongst other factors.

Intellectual property rights and enforcement may be less extensive in jurisdictions outside of the U.S.; thus, we may not be able to protect our intellectual property and third parties may be able to market competitive products that may use some or all of our intellectual property.

Changes to patent law, including the Leahy-Smith America Invests Act, AIA or Leahy-Smith Act, of 2011 and the Patent Reform Act of 2009 and other future article of legislation, may substantially change the regulations and procedures surrounding patent applications, issuance of patents, and prosecution of patents. We can give no assurances that our patents can be defended or will protect us against future intellectual property challenges, particularly as they pertain to changes in patent law and future patent law interpretations.

In addition, enforcing and maintaining our intellectual property protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by the USPTO, courts and foreign government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements which may have a material adverse effect on our business.

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Risks Related to Owning our Common Stock and this Offering

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to the consummation of this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The price for our common stock in this offering will be determined by negotiations between us and the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our common stock as consideration.

The price of our common stock may fluctuate substantially.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this “Risk Factors” section and elsewhere in this prospectus, are:

●	sales of our common stock by our stockholders, executives, and directors;

●	volatility and limitations in trading volumes of our shares of common stock;

●	our ability to obtain financings to conduct and complete research and development activities including, but not limited to, our clinical trials, and other business activities;

●	possible delays in the expected recognition of revenue due to lengthy and sometimes unpredictable sales timelines;

●	the timing and success of introductions of new products by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners;

●	network outages or security breaches;

●	our ability to attract new customers;

●	our ability to secure resources and the necessary personnel to conduct clinical trials on our desired schedule;

●	commencement, enrollment or results of our clinical trials for our product candidates or any future clinical trials we may conduct;

●	changes in the development status of our product candidates;

●	any delays or adverse developments or perceived adverse developments with respect to the FDA or other regulatory agencies’ review of our planned pre-clinical and clinical trials;

●	any delay in our submission for studies or product approvals or adverse regulatory decisions, including failure to receive regulatory approval for our product candidates;

●	unanticipated safety concerns related to the use of our product candidates;

●	failures to meet external expectations or management guidance;

●	changes in our capital structure or dividend policy or future issuances of securities;

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●	our cash position;

●	announcements and events surrounding financing efforts, including debt and equity securities;

●	our inability to enter into new markets or develop new products;

●	reputational issues;

●	competition from existing technologies and products or new technologies and products that may emerge;

●	announcements of acquisitions, partnerships, collaborations, joint ventures, new products, capital commitments, or other events by us or our competitors;

●	changes in general economic, political and market conditions in or any of the regions in which we conduct our business;

●	changes in industry conditions or perceptions;

●	changes in valuations of similar companies or groups of companies;

●	analyst research reports, recommendation and changes in recommendations, price targets, and withdrawals of coverage;

●	departures and additions of key personnel;

●	disputes and litigations related to intellectual properties, proprietary rights, and contractual obligations;

●	changes in applicable laws, rules, regulations, or accounting practices and other dynamics; and

●	other events or factors, many of which may be out of our control.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this initial public offering, including for any of the currently intended purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from this offering in ways that ultimately increase the value of any investment in our securities or enhance stockholder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply our cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of common stock, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, acquire additional products or licenses, commercialize our product, or continue our operations.

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Market and economic conditions may negatively impact our business, financial condition and share price.

Concerns over medical epidemics, energy costs, geopolitical issues, the U.S. mortgage market and a deteriorating real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns (including the current downturn related to the current COVID-19 pandemic), volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay or abandon development or commercialization plans.

If securities or industry analysts do not publish research or reports, or publish unfavorable research or reports about our business, our stock price and trading volume may decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us, our business, our markets and our competitors. We do not control these analysts. If securities analysts do not cover our common stock after the closing of this offering, the lack of research coverage may adversely affect the market price of our common stock. Furthermore, if one or more of the analysts who do cover us downgrade our stock or if those analysts issue other unfavorable commentary about us or our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fails to regularly publish reports on us, we could lose visibility in the market and interest in our stock could decrease, which in turn could cause our stock price or trading volume to decline and may also impair our ability to expand our business with existing customers and attract new customers.

Because certain of our stockholders control a significant number of shares of our common stock, they may have effective control over actions requiring stockholder approval.

Following this offering, our directors, executive officers and principal stockholders, and their respective affiliates, will beneficially own approximately        % of our outstanding shares of common stock. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

●	delaying, deferring or preventing a change in corporate control;

●	impeding a merger, consolidation, takeover or other business combination involving us; or

●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the net tangible book value of your shares. As a result, you will incur immediate dilution of $       per share, representing the difference between the assumed initial public offering price of $       per share (the midpoint of the range on the cover of this prospectus) and our estimated pro forma net tangible book value per share as of June 30, 2021 of $       . Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment.

Future sales and issuances of our common stock could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations, including increased marketing, hiring new personnel, commercializing our product, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

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We do not intend to pay cash dividends on our shares of common stock so any returns will be limited to the value of our shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of our share price.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, pursuant to Section 107 of the JOBS Act, as an “emerging growth company” we intend to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We may be at risk of securities class action litigation.

We may be at risk of securities class action litigation. In the past, biotechnology and pharmaceutical companies have experienced significant stock price volatility, particularly when associated with binary events such as clinical trials and product approvals. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business and results in a decline in the market price of our common stock.

There is no guarantee that our common stock will be listed on [  ].

We intend to apply to have our shares of common stock listed on [  ]. Upon completion of this offering, we believe that we will satisfy the listing requirements and expect that our common stock will be listed on [  ]. Such listing, however, is not guaranteed. If the application is not approved, we may seek to have our common stock quoted on the OTCQB maintained by the OTC Markets Group, Inc. Even if such listing is approved, there can be no assurance any broker will be interested in trading our common stock. Therefore, it may be difficult to sell any shares you purchase in this offering if you desire or need to sell them.

Our third amended and restated certificate of incorporation (“Amended and Restated Certificate of Incorporation”) and our amended and restated bylaws (the “Amended and Restated Bylaws”), to be effective upon completion of this offering, and Delaware law may have anti-takeover effects that could discourage, delay or prevent a change in control, which may cause our stock price to decline.

Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, to be effective upon completion of this offering, and Delaware law could make it more difficult for a third party to acquire us, even if closing such a transaction would be beneficial to our stockholders. Upon consummation of this offering, we will be authorized to issue up to [  ] million shares of preferred stock. This preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by stockholders. The terms of any series of preferred stock may include voting rights (including the right to vote as a series on particular matters), preferences as to dividend, liquidation, conversion and redemption rights and sinking fund provisions. The issuance of any preferred stock could materially adversely affect the rights of the holders of our common stock, and therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party and thereby preserve control by the present management.

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Provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws and Delaware law also could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Delaware law, as applicable, among other things:

●	provide the board of directors with the ability to alter our Amended and Restated Bylaws without stockholder approval;

●	place limitations on the removal of directors;

●	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and

●	provide that vacancies on the board of directors may be filled by a majority of directors in office, although less than a quorum.

Financial reporting obligations of being a public company in the U.S. are expensive and time-consuming, and our management will be required to devote substantial time to compliance matters.

As a publicly traded company we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. The obligations of being a public company in the U.S. require significant expenditures and will place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements of the stock exchange on which our securities are listed. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to implement, monitor and maintain compliance with. Moreover, despite recent reforms made possible by the JOBS Act, the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company” or a “smaller reporting company.” In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements and to keep pace with new regulations, otherwise we may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

Our Amended and Restated Bylaws to be effective upon completion of this offering provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with the us or our directors, officers or employees.

Our Amended and Restated Bylaws to be effective upon completion of this offering provides that unless we consent in writing to the selection of an alternative forum, the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws to be effective upon completion of this offering, or (iv) any action asserting a claim against us, our directors, officers, employees or agents governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (“Securities Act”), or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

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Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, our Amended and Restated Bylaws to be effective upon completion of this offering contain a federal forum provision which provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock are deemed to have notice of and consented to this provision.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find our choice of forum provisions contained in either our Amended and Restated Bylaws to be effective upon completion of this offering to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

If we fail to comply with the rules under Sarbanes-Oxley Act related to accounting controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. If we fail to comply with the rules under the Sarbanes-Oxley Act related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

We conduct certain research and development operations through our Australian wholly-owned subsidiary. If we lose our ability to operate in Australia, or if our subsidiary is unable to receive the research and development tax credit allowed by Australian regulations, our business and results of operations could suffer.

In August 2016, we formed a wholly-owned Australian subsidiary, Immix Biopharma Australia Pty Ltd (“IBAPL”),to conduct various pre-clinical and clinical activities for our product and development candidates in Australia. Due to the geographical distance and lack of employees currently in Australia, as well as our lack of experience operating in Australia, we may not be able to efficiently or successfully monitor, develop and commercialize our lead products in Australia, including conducting clinical trials. Furthermore, we have no assurance that the results of any clinical trials that we conduct for our product candidates in Australia will be accepted by the FDA or foreign regulatory authorities for development and commercialization approvals.

In addition, current Australian tax regulations provide for a refundable research and development tax credit equal to 43.5% of qualified expenditures. If we lose our ability to operate IBAPL in Australia, or if we are ineligible or unable to receive the research and development tax credit, or the Australian government significantly reduces or eliminates the tax credit, our business and results of operation may be adversely affected.

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INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. These forward-looking statements include, but are not limited to, statements concerning the following:

●	our projected financial position and estimated cash burn rate;

●	our estimates regarding expenses, future revenues and capital requirements;

●	our ability to continue as a going concern;

●	our need to raise substantial additional capital to fund our operations;

●	the success, cost and timing of our clinical trials;

●	our dependence on third parties in the conduct of our clinical trials;

●	our ability to obtain the necessary regulatory approvals to market and commercialize our product candidates;

●	the ultimate impact of the current coronavirus pandemic, or any other health epidemic, on our business, our clinical trials, our research programs, healthcare systems or the global economy as a whole;

●	the potential that results of pre-clinical and clinical trials indicate our current product candidates or any future product candidates we may seek to develop are unsafe or ineffective;

●	the results of market research conducted by us or others;

●	our ability to obtain and maintain intellectual property protection for our current product candidates;

●	our ability to protect our intellectual property rights and the potential for us to incur substantial costs from lawsuits to enforce or protect our intellectual property rights;

●	the possibility that a third party may claim we or our third-party licensors have infringed, misappropriated or otherwise violated their intellectual property rights and that we may incur substantial costs and be required to devote substantial time defending against claims against us;

●	our reliance on third-party suppliers and manufacturers;

●	the success of competing therapies and products that are or become available;

●	our ability to expand our organization to accommodate potential growth and our ability to retain and attract key personnel;

●	the potential for us to incur substantial costs resulting from product liability lawsuits against us and the potential for these product liability lawsuits to cause us to limit our commercialization of our product candidates;

●	market acceptance of our product candidates, the size and growth of the potential markets for our current product candidates and any future product candidates we may seek to develop, and our ability to serve those markets; and

●	the successful development of our commercialization capabilities, including sales and marketing capabilities.

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These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

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INDUSTRY AND MARKET DATA

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

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USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $       million, based on an assumed initial public offering price of $       per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds from this offering will be approximately $       million, based on an assumed initial public offering price of $       per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $   million of the net proceeds from this offering for [ ]. The balance of the net proceeds is expected to be used for general working capital purposes.

A $1.00 increase (decrease) in the assumed initial public offering price of $       per share, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by $       million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

We believe that the net proceeds from this offering and our existing cash will be sufficient to fund our current operations for at least 12 months from the date of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts, the status of and results from clinical trials, any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and our existing cash.

In the ordinary course of our business, we expect to from time to time evaluate the acquisition of, investment in or in-license of complementary products, technologies or businesses, and we could use a portion of the net proceeds from this offering for such activities. We currently do not have any agreements, arrangements or commitments with respect to any potential acquisition, investment or license.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and government securities.

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DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

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CAPITALIZATION

The following table sets forth our cash and our capitalization as of June 30, 2021:

●	on an actual basis;

●	on a pro forma basis, giving effect to (i) the automatic conversion of all of our outstanding convertible promissory notes and related accrued interest into _________ shares of our common stock, based on the assumed initial public offering price of $ , the midpoint of the range set forth on the cover page of this prospectus, and (ii) the reclassification of the derivative liability related to embedded redemption features in our convertible promissory notes to additional paid-in capital; and

●	on a pro forma as adjusted basis, giving further effect to the sale and issuance by us of shares of common stock in this offering at the initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The information in this table is unaudited and is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds,” “Summary Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the consolidated financial statements and the notes included elsewhere in this prospectus.

As of June 30, 2021
	Actual	Pro forma	Pro forma as adjusted (1)
Cash	$	$	$
Note payable	$	$	$
Convertible notes payable, including accrued interest
Stockholders’ deficit:
Series A common stock, $0.0001 par value
Series B common stock, $0.0001 par value
Additional paid-in capital
Accumulated other comprehensive income
Accumulated deficit

Total stockholders’ (deficit) equity

Total capitalization	$	$	$

(1) Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share (the midpoint of the price range listed on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $       , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us at the assumed initial public offering price per share (the midpoint of the price range listed on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $       .

The number of shares of our common stock to be outstanding after this offering is based on       shares of our common stock outstanding as of June 30, 2021, assumes no exercise by the underwriters of their over-allotment option and excludes:

●	[ ] shares of common stock issuable upon exercise of stock options at a weighted-average exercise price of $[ ] per share;

●	[ ] shares of common stock issuable upon exercise of warrants at a weighted-average exercise price of $[ ] per share;

●	[ ] shares of common stock reserved for future issuance under our [ ] Equity Incentive Plan; and

●	shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $ (assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus)).

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering. Historical net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

The historical net tangible book value (deficit) of our common stock as of June 30, 2021 was approximately $       or $       per share based on       shares of common stock outstanding on such date. Historical net tangible book value (deficit) per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding as of June 30, 2021, after giving effect to (i) the automatic conversion of all of our convertible promissory notes and related accrued interest into _________ shares of our common stock, based on the assumed initial public offering price of $_______ (the midpoint of the range set forth on the cover page of this prospectus), and (ii) the reclassification of the derivative liability related to embedded redemption features in our convertible promissory notes to additional paid-in capital. Our pro forma net tangible book value as of June 30, 2021 was approximately $__________, or $_________ per share of common stock.

After giving further effect to the sale of the              shares offered in this offering at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus) after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been $              or $             per share. This represents an immediate increase in net tangible book value of $              per share to our existing stockholders, and an immediate dilution in net tangible book value of $              per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of June 30, 2021
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value, after this offering

Dilution per share to new investors in this offering	$

The information discussed above is illustrative only, and the dilution information following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $              per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value by $             per share and the dilution to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares offered by us would increase the pro forma, as adjusted net tangible book value by $              per share and decrease the dilution to new investors by $              per share, assuming the assumed initial public offering price of $              per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Similarly, a decrease of 1,000,000 shares offered by us would decrease the pro forma as adjusted net tangible book value by $             per share and increase the dilution to new investors by $              per share, assuming the assumed initial public offering price of $              per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

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If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, and based on the initial public offering price of $              per share (the midpoint of the price range set forth on the cover page of this prospectus), the pro forma as adjusted net tangible book value per share after this offering would be $              per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $              per share and the dilution to new investors purchasing shares in this offering would be $              per share.

The table below summarizes, as of June 30, 2021, on the pro forma, as adjusted basis described above, the number of shares of our common stock we issued and sold, the total consideration we received and the average price per share (1) paid to us by existing stockholders; (2) to be paid by new investors purchasing our common stock in this offering at the assumed initial public offering price of $              per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (3) the average price per share paid by existing stockholders and by new investors who purchase shares of common stock in this offering.

	Shares Purchased			Total Consideration				Average Price Per
	Number	Percent		Amount	Percent			Share
Existing stockholders			%	$		%	$
New investors

Total		100.0%			$100.0%

To the extent that stock options or warrants are exercised, we issue new stock options under our equity incentive plan, or we issue additional common stock in the future, there will be further dilution to investors participating in this offering. In addition, if we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The number of shares of our common stock to be outstanding after this offering is based on         shares of our common stock outstanding as of June 30, 2021, after giving effect to the automatic conversion of all of our outstanding convertible promissory notes and related accrued interest into shares of our common stock, based upon an assumed initial public offering price of $   per share (the midpoint of the price range set forth on the cover page of this prospectus), assumes no exercise by the underwriters of their over-allotment option and excludes:

●	[ ] shares of common stock issuable upon exercise of stock options at a weighted-average exercise price of $[ ] per share;

●	[ ] shares of common stock issuable upon exercise of warrants at a weighted-average exercise price of $[ ] per share;

●	[ ] shares of common stock reserved for future issuance under our [ ] Equity Incentive Plan; and

●	shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $ (assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus)).

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

You should read the following discussion and analysis of our financial condition and plan of operations together with our financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. All amounts in this report are in U.S. dollars, unless otherwise noted.

Overview

We are a clinical-stage pharmaceutical company focused on the development of safe and effective therapies for patients with cancer and inflammatory diseases. In August 2016, we established a wholly-owned Australian subsidiary, Immix Biopharma Australia Pty Ltd. (“IBAPL”), in order to conduct various pre-clinical and clinical activities for the development of our product candidates.

Since inception, we have devoted substantially all of our resources to developing product and technology rights, conducting research and development, organizing and staffing our company, business planning and raising capital. We operate as one business segment and have incurred recurring losses, the majority of which are attributable to research and development activities, and negative cash flows from operations. We have funded our operations primarily through the sale of convertible debt. Currently, our primary use of cash is to fund operating expenses, which consist primarily of research and development expenditures, and to a lesser extent, general and administrative expenditures. We expect to continue to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through all stages of development and clinical trials and, ultimately, seek regulatory approval. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenses on other research and development activities.

The COVID-19 Pandemic and its Impacts on Our Business

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. This pandemic could result in difficulty securing clinical trial site locations, CROs, and/or trial monitors and other critical vendors and consultants supporting our trial. These situations, or others associated with COVID-19, could cause delays in our clinical trial plans and could increase expected costs, all of which could have a material adverse effect on our business and financial condition. At the current time, we are unable to quantify the potential effects of this pandemic on our future consolidated financial statements.

Results of Operations

Year Ended December 31, 2020 compared to the Year Ended December 31, 2019

General and Administrative Expense

General and administrative expense was $205,703 for the year ended December 31, 2020 compared to $259,337 for the year ended December 31, 2019.

The expenses incurred in both periods were related to patent maintenance costs and general accounting and other general consulting expenses, which were higher for the year ended December 31, 2019 due to increased clinical trial activity.

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Research and Development Expense

Research and development expense was $105,077 for the year ended December 31, 2020 compared to $583,162 for the year ended December 31, 2019.

The elevated expenses during the year ended December 31, 2019 were related to our ongoing phase 1b/2a clinical trial, including but not limited to CRO and related costs for maintaining and treating patients in the clinical trial. We expect to incur increased research and development costs in the future as our product development activities expand. Research and development expense was higher in the year ended December 31, 2019 due to increased clinical trial activity.

Interest and Other Expenses

Interest expense was $101,976 for the year ended December 31, 2020, compared to $109,984 for the year ended December 31, 2019, related to interest accrued on our convertible notes payable bearing interest at rates from the applicable federal rate to 6% per annum.

Change in fair value of derivative liability

The change in fair value of derivative liability was $575,000 for the year ended December 31, 2020, compared to $0 for the year ended December 31, 2019, primarily related to an increased probability of a “Qualified Financing” as defined in our convertible notes at December 31, 2020 compared to at December 31, 2019.

Provision for Income Taxes

Provision for income taxes for the year ended December 31, 2020 was $17,547 compared to $20,552 for the year ended December 31, 2019, due to withholding taxes relating to our Australian subsidiary.

Net Loss

Net loss for the year ended December 31, 2020 was $1,004,791 compared to $972,811 for the year ended December 31, 2019, primarily due to reduced clinical trial costs in the year ended December 31, 2020 offset by a change in fair value of derivative liability in 2020.

Funding Requirements

Our primary use of cash is to fund operating expenses, which consist of research and development expenditures and various general and administrative expenses. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable, accrued expenses and prepaid expenses.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

●	the scope, timing, progress and results of discovery, pre-clinical development, laboratory testing and clinical trials for our product candidates;

●	the costs of manufacturing our product candidates for clinical trials and in preparation for regulatory approval and commercialization;

●	the extent to which we enter into collaborations or other arrangements with additional third parties in order to further develop our product candidates;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the costs and fees associated with the discovery, acquisition or in-license of additional product candidates or technologies;

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●	expenses needed to attract and retain skilled personnel;

●	costs associated with being a public company;

●	the costs required to scale up our clinical, regulatory and manufacturing capabilities;

●	the costs of future commercialization activities, if any, including establishing sales, marketing, manufacturing and distribution capabilities, for any of our product candidates for which we receive regulatory approval; and

●	revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive regulatory approval.

We will need additional funds to meet our operational needs and capital requirements for clinical trials, other research and development expenditures, and general and administrative expenses. We currently have no credit facility or committed sources of capital.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and/or marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Cash used in operating activities

Net cash used in operating activities was $404,694 for the year ended December 31, 2020 and $790,032 for the year ended December 31, 2019 and primarily included CRO, clinical site costs and related logistics, primarily due to more clinical trial activity in the year ended December 31, 2019.

Cash provided by financing activities

Net cash provided by financing activities was $0 for the year ended December 31, 2020 and $1,050,000 for the year ended December 31, 2019. We received $1,050,000 in net proceeds from the issuance of convertible notes payable during the year ended December 31, 2019.

Since our inception, we have funded our operations primarily through the sale and issuance of convertible notes payable with interest rates varying from the applicable federal rate to 6% per annum. Pursuant to the terms of the convertible notes payable, in the event that the Company issues and sells shares of its equity securities (“Equity Securities”) to investors (the “Investors”) prior to the maturity dates of the notes in an equity financing with total proceeds to the Company of not less than $10,000,000 (including the conversion of the notes, other indebtedness or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a “Qualified Financing”), then the outstanding principal amount of the notes and any unpaid accrued interest shall automatically convert in whole without any further action by the holders into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $10,000,000 by the number of outstanding shares of the common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan created or increased in connection with Qualified Financing, and including the shares of equity securities of the Company issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

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Management believes the initial public offering as contemplated by this prospectus would constitute a “Qualified Financing” for the purpose of our outstanding convertible notes payable and thus would cause their conversion into common stock.

The continuation of the Company as a going concern is dependent upon our ability to obtain continued financial support from its stockholders, necessary equity financing to continue operations and the attainment of profitable operations. As of December 31, 2020, we have incurred an accumulated deficit of $5,228,583 and have not yet generated any revenue from operations. Additionally, management anticipates that its cash on hand as of December 31, 2020, and including proceeds received from the issuance of convertible notes in March and April 2021, is not sufficient to fund its planned operations. These factors raise substantial doubt regarding our ability to continue as a going concern.

We will have additional capital requirements going forward. We may need to seek additional financing, which may or may not be available to us, while we attempt to raise additional capital through the sale of our common stock pursuant to this offering.

Critical Accounting Policies

This management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to prepaid/accrued research and development expenses, stock-based compensation, value of deferred tax assets and related valuation allowances, and fair value of the embedded derivative financial instrument related to our convertible promissory notes. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies are the most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Research and Development Costs - Research and development costs consist primarily of clinical research fees paid to consultants and outside service providers, and other expenses relating to design, development and testing of the Company’s therapy candidates. Research and development costs are expensed as incurred.

Clinical trial costs are a component of research and development expenses. The Company estimates expenses incurred for clinical trials that are in process based on services performed under contractual agreements with clinical research organizations and actual clinical investigators. Included in the estimates are (1) the fee per patient enrolled as specified in the clinical trial contract with each institution participating in the clinical trial and (2) progressive data on patient enrollments obtained from participating clinical trial sites and the actual services performed. Changes in clinical trial assumptions, such as the length of time estimated to enroll all patients, rate of screening failures, patient drop-out rates, number and nature of adverse event reports, and the total number of patients enrolled can impact the average and expected cost per patient and the overall cost of the clinical trial. The Company monitors the progress of the trials and their related activities and adjusts expense accruals, when applicable. Adjustments to accruals are charged to expense in the period in which the facts give rise to the adjustments become known.

Derivative Instruments - The Company evaluated its convertible notes to determine if those contracts or embedded components of those contracts qualified as derivatives to be separately accounted for in accordance with Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. The result of this accounting treatment is that the fair value of the embedded derivative is marked to market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statements of operations and comprehensive loss as other income or expense. Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity.

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In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

We determined that the convertible notes contain embedded features that provide the noteholders with multiple settlement alternatives. Certain of these settlement features provide the noteholders the right to receive cash or a variable number of shares upon the completion of a capital raising transaction, change of control or default by us, which are referred to as “redemption features.”

Income Taxes - We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of reported assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We must then assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

We account for uncertain tax positions in accordance with the provisions of ASC 740-10 which prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, on its tax return. We evaluate and record any uncertain tax positions based on the amount that management deems is more likely than not to be sustained upon examination and ultimate settlement with the tax authorities in the tax jurisdictions in which it operates.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements found elsewhere in this prospectus for a description of recent accounting pronouncements applicable to our consolidated financial statements.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2020:

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Note obligations(1)	$50,000	$—	—	—	50,000
Convertible note obligations(2)	4,050,000	—	—	—	4,050,000
Total contractual obligations	$4,100,000	$—	$—	$—	$4,100,000

Note: table represents principal due on contractual obligations

(1) On June 9, 2021 the note was amended to extend the maturity date to September 14, 2022.

(2) Entire amount of convertible note obligations will convert into common stock upon the consummation of this offering.

We enter into contracts with third parties in the normal course of business, including with contract manufacturing and research organizations. These contracts generally provide for termination following a certain period after notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

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JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have chosen to take advantage of the extended transition periods available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards until those standards would otherwise apply to private companies provided under the JOBS Act. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates for complying with new or revised accounting standards.

Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including, without limitation, (i) providing an auditor’s attestation report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with the requirement adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding the communication of critical audit matters in the auditor’s report on financial statements. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

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BUSINESS

Overview

We are a clinical-stage biopharmaceutical company developing a novel class of Tissue-Specific Therapeutics (“TSTx”)TM in oncology and inflammation. Our lead asset, IMX-110, is currently in phase 1b/2a clinical trials for solid tumors in the United States and Australia. IMX-110 is a negatively-charged TSTx that simultaneously disables resistance pathways with a poly-kinase inhibitor (polyphenol curcuminoid complex, or “PCC”) and induces tumor cell death with an apoptosis inducer (PEG-PE doxorubicin complex), leveraging our TME NormalizationTM Technology, delivered deep into the tumor micro-environment (“TME”). Our proprietary System Multi-Action RegulaTors SMARxT Tissue-SpecificTM Platform produces drugs that accumulate at intended therapeutic sites at 3-5 times the rate of conventional medicines. Our TME Normalization™ Technology allows our drug candidates to circulate in the bloodstream, exit through tumor blood vessels and simultaneously attack all components of the TME.

Pipeline

Our SMARxT Tissue-SpecificTM Platform has produced 3 drug candidates which we believe derisks the clinical development of each subsequent candidate due to shared design elements across safety, CMC, efficacy, regulatory understanding, and multi-target therapeutic approach, the first of which is IMX-110, currently in phase 1b/2a oncology clinical trials.

Figure 1: ImmixBio SMARxT Tissue-SpecificTM Platform – Pipeline

Our Lead Product Candidate

IMX-110, currently in phase 1b/2a clinical trials, is a Tissue-Specific TherapeuticTM with TME NormalizationTM, a technology that we are developing initially for soft tissue sarcoma (“STS”). Tumor growth is sustained by hypoxia and acidosis which produce recurring waves of activation of multiple kinases that upregulate NF-κB, STAT3 and other key transcriptional factors which cause recurrent inflammation. This inflammatory environment activates the TME to provide metabolic and structural support to the tumor and to recruit Treg T-cells to suppress anti-tumor immune response. IMX-110’s poly-kinase inhibitor PCC halts this fundamental tumor-sustaining inflammation by blocking multiple kinases and interfering with NF-κB and STAT3 activation, interrupting the positive feedback loop underlying the inflammatory cycle. With tumor-sustaining inflammation halted, IMX-110’s apoptosis inducer (PEG-PE doxorubicin complex) is then able to induce tumor cell death where conventional therapies have been hampered by resistance caused by NF-κB and STAT3 activation.

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As of June 2021, we have treated 14 patients in our ongoing phase 1b/2a clinical trial in the United States and Australia. 100% of these patients received between 3 and 13 lines of therapy prior to IMX-110. Zero drug-related serious adverse events and zero dose interruptions due to toxicity have been observed in our 1b/2a clinical trial to-date. In our trial, we observed radiological progression-free-survival of 6 months in 50% of our STS patients, with a 4-month median progression free survival (“mPFS”) across all STS patients. mPFS is the time that patients live without their cancer progressing. The trial includes patients with leiomyosarcoma, carcinosarcoma, poorly differentiated soft tissue sarcoma, cholangiocarcinoma, colorectal cancer, prostate cancer, pancreatic cancer, esophageal cancer, breast cancer, and nasopharyngeal cancer.

Our Other Product Candidates

IMX-111 is a Tissue-Specific BiologicTM built on our TME NormalizationTM Technology with proprietary GLUT1 antibody biomarker targeting coupled with our poly-kinase inhibitor / apoptosis inducer. IMX-111 takes advantage of the fact that GLUT1 is an essential cancer biomarker that is overexpressed on 92% of colorectal cancer cells and other tumor types. Furthermore, the degree of its overexpression correlates with more advanced stages of tumor progression. Building on the well-tolerated profile of our lead candidate from our ongoing clinical trial, IMX-111 is the first cancer therapeutic to take advantage of GLUT1 overexpression in cancer.

IMX-120 is a Tissue-Specific BiologicTM for inflammatory bowel disease with proprietary GLUT1 antibody biomarker targeting coupled with polyphenol poly-kinase inhibitors. IMX-120 takes advantage of the fact that overexpression and activation of GLUT1 on overactive immune cells has been shown to be widely present in patients with inflammatory bowel diseases (“IBD”). Similar to tumor growth, the inflammatory processes active in IBD are caused by recurring waves of activation of multiple kinases that upregulate NF-κB, STAT3 and other key transcriptional factors. IMX-120’s polyphenol poly-kinase inhibitors block upstream kinase signal transduction systems that activate NF-κB and STAT3. GLUT1 presents an ideal targeting moiety for these overactive immune cells, allowing for tissue-specific delivery of IMX-120.

Figure 2: ImmixBio SMARxT Tissue-SpecificTM Platform – Summary Rendering

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Our Platform Technologies

Figure 3: TME NormalizationTM Technology

The TME is made up of a tightly packed mass of: 1) cancer associated fibroblasts (“CAFs”), 2) tumor-associated macrophages/immune cells (“TAMs”), and 3) cancer itself. The TME’s unique biophysical properties include regions of varying degrees of hypoxia, acidosis and an immunosuppressive milieu. As cancer cells outgrow their blood supply, the resulting hypoxia and acidosis shift their metabolism towards glycolysis, lactate and lipids. This, in turn, shapes the responses of proximal fibroblasts and resident immune cells. Fibroblasts begin to secrete lactate that is taken up by nearby cancer cells and consumed as fuel. Lactate in the TME reprograms the macrophages toward the M2 “tolerant” pro-inflammatory phenotype that drives immunosuppression. At the same time, the TME hypoxia produces increased levels of reactive oxygen species that enhance tumorigenicity and immunosuppressive functions of Treg cells, as well as resistance to immune drugs such as PD-1/PD-L1 inhibitors. Our TME NormalizationTM Technology reverses the hypoxia- and acidosis-activated genetic programs in every cellular component of the TME, “normalizing” the TME, and reactivating apoptosis cell death pathways. This technology offers an attractive opportunity to reshape the pathological niche that is the TME and overcome the critical factors that have hampered available treatments to date.

Figure 4: Representation of the TME composed of CAFs, TAMs, and cancer cells

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Our TME NormalizationTM Technology causes tumor apoptosis, a non-inflammatory tumor-cell death (instead of necroptosis, which results in repeat reignition of the inflammatory cascade leading to tumor progression). Thus, when the inflammatory cascade is inhibited, tumor resistance can be suppressed, enabling tumor cell apoptosis by ImmixBio therapies.

We believe that our TME NormalizationTM Technology is a promising direction of research that may enable a new generation of high-therapeutic index drugs, unlocking additional therapeutic benefit without adding toxicity.

IMX-110 - Tissue-Specific TherapeuticTM with TME NormalizationTM Technology

IMX-110 Market Opportunity

The first potential indication we intend to pursue for IMX-110 is STS. STSs are cancers that arise from muscle, fat, nerves, fibrous tissues, blood vessels or deep skin tissues. Globally, there are roughly 116,000 new cases of soft tissue sarcomas each year, of which 21,500 are in the European Union and 40,500 are in China. According to American Cancer Society, there were roughly 13,000 new cases of soft tissue sarcomas in the United States during 2020. Approximately 160,000 people live with soft tissue cancers in the United States. The five-year survival rate for all stages of STS is 65.0% in the United States, but this falls to 16.0% for patients with late-stage metastatic disease. STS is an orphan drug disease indication. We plan to pursue orphan drug disease designation for IMX-110 in STS.

The global soft tissue sarcoma market is estimated to reach approximately $6.5 billion by 2030 from the estimated $2.9 billion in 2019. Drugs used to treat STS include conventional doxorubicin, eribulin (marketed as Halaven®, by Eisai Co, Ltd), pazopanib (marketed as Votrient®, by Novartis), and trabectedin (marketed as Yondelis®, by Janssen/Johnson & Johnson).

$1.06 billion is the total publicly disclosed combined annual sales of eribulin (Halaven®), pazopanib (Votrient®), and trabectedin (Yondelis®) according to the most recent available annual reports

Objective response rates are increasingly considered as poor surrogates of clinical efficacy in STS. Therefore, lack of progression, or progression free survival (“PFS”), is used as the primary measure of treatment success in STS.

Conventional doxorubicin, in three separate studies as a first-line therapy, produced a mPFS (meaning the time patients live without their cancer progressing) in STS patients of 2.5 months, 4.6 months, and 2.7 months according to Lorigan et al., 2007, Judson et al., 2014 and Chawla et al., 2015.

Eribulin (Halaven®), was trialed in a study in which 50% of patients received three or more lines of previous chemotherapy prior to eribulin. Eribulin produced a mPFS in STS patients of 2.6 months according to Schöffski et al., 2016.

Pazopanib (Votrient®), was trialed in a study in which 21% of patients received three or more lines of treatment prior to pazopanib. Pazopanib produced a mPFS in STS patients of 4.6 months according to van der Graaf et al., 2012.

Trabectedin (Yondelis®) was trialed in a study in which 12% of patients received three or more lines of chemotherapy prior to trabectedin. Trabectedin produced a mPFS in STS patients of 4.2 months according to Demetri et al., 2016.

IMX-110 Clinical Data

As of June 2021, we have treated 14 patients in our ongoing phase 1b/2a clinical trial in the United States and Australia, of which 8 patients completed a tumor measurement after the enrollment measurement. Of those 8 patients, a range of late-stage STSs were represented, including: leiomyosarcoma, cholangiocarcinoma, carcinosarcoma, and poorly differentiated sarcoma.

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4 months was the mPFS observed in STS patients treated with IMX-110 in the United States in our ongoing phase 1b/2a clinical trial.

100% of these patients received between 3 and 13 lines of therapy prior to IMX-110.

Zero drug-related serious adverse events and zero dose interruptions due to toxicity have been observed in our 1b/2a clinical trial to-date.

Figure 5: IMX-110 Soft Tissue Sarcoma median Progression Free Survival and level of pre-treatment

In our ongoing IMX-110 clinical trial:

-	100% of STS patients had controlled disease at 2 months.
-	75% of STS patients experienced tumor shrinkage. The range of the best percentage change from baseline in size of target lesions was between -10% and -18%.
-	A 59 year old male STS patient experienced 6 month PFS, despite having 13 prior lines of therapy and the largest tumor burden at the time of enrollment (312mm diameter across 5 target lesions).
-	A 77 year old male STS patient with 8 lines of prior therapy experienced 4 month PFS.
-	A 27 year old female STS patient with 3 lines of prior therapy experienced 4 month clinical PFS and 6 month radiological PFS.

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Figure 6: IMX-110 Phase 1b/2a Clinical Trial Interim Patient Data:

75% of Heavily Pretreated Soft Tissue Sarcoma Patients Experienced Tumor Shrinkage

Soft Tissue Sarcoma % Change in Target Lesion Size from Baseline (Left)

Soft Tissue Sarcoma Best % Change from Baseline in Size of Target Lesions (Center)

Non-Sarcoma Cancers % Change in Target Lesion Size from Baseline (Right)

In addition to IMX-110 STS data, a colorectal cancer patient originally considered for hospice, was subsequently treated with IMX-110 for 10 months with zero serious drug-related adverse events. This patient experienced 4 month PFS on half of what we expect to be IMX-110’s recommended phase 2 therapeutic dose.

IMX-110 Development Strategy

Figure 7: IMX-110: Direct Path To 1st Line Therapy In Soft Tissue Sarcoma – Clinical Trial Plan

We plan to treat an additional 30 STS patients in our phase 2a trial with IMX-110 as a first-line therapy.

We believe that potential accelerated approvals for IMX-110 could be obtained after this 30-patient phase 2a trial is completed, which we expect to require around 24 months after the first patient is dosed in 2022. The basis for IMX-110 as a first-line therapy in STS is threefold:

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-	encouraging clinical trial efficacy data and safety data in our IMX-110 Phase 1b dose escalation trial (4 month mPFS);

-	we have identified precedent FDA clinical trial design for a first-line treatment; and

-	interest from leading STS PIs.

Subsequently, we plan to initiate a 80 patient phase 2b/3 clinical trial. We expect a second opportunity for an accelerated approval one year into the start of our phase 2b/3 clinical trial.

IMX-110 Composition and Mechanism of Action

Figure 8: IMX-110 Tissue-Specific TherapeuticTM with TME NormalizationTM Technology for soft tissue sarcoma

IMX-110 is a negatively-charged Tissue-Specific TherapeuticTM built on our TME NormalizationTM Technology encapsulating a synergistic 5:1 ratio of poly-kinase inhibitor (PCC) and apoptosis inducer (PEG-PE doxorubicin complex) delivered deep into the TME.

IMX-110 is the first clinical-stage drug built on our TME NormalizationTM Technology.

Figure 9: IMX-110 – the first oncology micelle to achieve “small molecule penetration”

IMX-110 is 14-16 nanometers in diameter, and is about the size of an Immunoglobulin G (“IgG”) antibody. Tumor blood vessels have perforations of several hundred nanometers in diameter. Once IMX-110 has exited the bloodstream toward the tumor, it must traverse the fibrous extracellular matrix, laid down by CAFs, that encases and scaffolds the tumor. IMX-110’s small size enables IMX-110 to exit perforated tumor blood vessels and penetrate the fibrous extracellular matrix.

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Figure 10: Representation of IMX-110 in the bloodstream, prior to exiting perforated tumor blood vessels

Figure 11: Representation of IMX-110 traversing the fibrous extracellular matrix toward the tumor

Figure 12: IMX-110 – negative charge facilitates selective tumor accumulation

We believe IMX-110’s negative charge enables it to be electrostatically attracted to the tumor, and accumulate at tumor sites at a rate 4-9 times higher than the rate of existing standard of care chemotherapies such as conventional doxorubicin.

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Figure 13: IMX-110 – 12x tumor killing vs. conventional doxorubicin

IMX-110’s synergistic combination induces caspase 3/7 activity, a proxy for apoptosis/tumor cell killing, at a rate of 12 times higher than that of conventional doxorubicin, and at a rate 5 times higher than micellular doxorubicin, confirming IMX-110’s potent tumor cell killing activity.

Figure 14: Representation of IMX-110 effector molecules (orange and red) attacking multiple protein targets simultaneously

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Figure 15: IMX-110 Tissue-Specific TherapeuticTM with TME NormalizationTM Technology

Intracellular Mechanism of Action

Specifically, IMX-110 induces potent tumor killing by blocking multiple tumor escape pathways targeted by FDA approved targeted agents and targeted agents in development.

Leveraging its multi-kinase inhibition capabilities, not only does IMX-110 block activation of NF-κB and STAT3, IMX-110 also simultaneously blocks activation of other well-known cancer-related proteins such as COX2, BCL2, BCL-xL, Survivin, c-myc, Notch, and Hes1. With these pathways shut down, IMX-110 is able to activate apoptosis through double-stranded DNA breaks caused by IMX-110’s apoptosis inducer (PEG-PE doxorubicin complex).

Table 1: Select Drugs Targeting Same Targets That IMX-110 Targets

Company	Name	Target	2021 status
	Venetoclax / Venclexta	BCL2	Approved
	Navitoclax	BCL2, BCL-xL	Phase II
	ZN-d5	BCL2, BCL-xL	IND Enabling
	Celebrex/celecoxib	COX2	Off patent
	Brontictuzumab	Notch1	Phase I

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IMX-110 Pre-clinical Data

In pre-clinical studies, IMX-110 has shown efficacy against a range of tumor models, including genetic KPC pancreatic mouse model, xenograft mouse models of various cancers, and various cancer cell lines.

Figure 16: IMX-110 Tissue-Specific TherapeuticTM with TME NormalizationTM Technology in

HCT-116 Pre-clinical Xenograft Model

In a pre-clinical HCT-116 colorectal cancer xenograft mouse model, at day 24, 80% of mice treated with 1 cycle of low-dose IMX-110 were alive while all control animals were dead.

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Figure 17: IMX-110 Tissue-Specific TherapeuticTM with TME NormalizationTM Technology in Genetic (KPC) Pancreatic Cancer Pre-clinical Model

In a pre-clinical genetic KPC pancreatic mouse model, one cycle of low-dose IMX-110 produced a significant reduction in tumor size in 60% of treated animals.

Figure 18: IMX-110 Tissue-Specific TherapeuticTM with TME NormalizationTM Technology

Turns “Cold” Tumors “Hot” in Genetic (KPC) Pancreatic Cancer Pre-clinical Model

Additionally, there is histological evidence that IMX-110 has the potential to transform “cold” tumors into “hot” tumors by eliminating immunosuppressive T-regulatory immune cells (top), enabling cytotoxic T-lymphocytes to enter the tumor (middle), and eliminating tumor vascularization (bottom).

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IMX-111 Tissue-Specific BiologicTM with TME NormalizationTM Technology

IMX-111 Market Opportunity

The first potential indication we intend to pursue for IMX-111 is colorectal cancer (“CRC”). CRCs are cancers that arise from the colon, rectum and anus. According to American Cancer Society, there were roughly 149,500 new cases of colorectal cancer in the United States. Globally, there are roughly 1,930,000 new cases of colorectal cancer each year, of which 519,500 are in Europe, 148,500 are in Japan, 20,500 are in Australia and New Zealand, and 555,000 are in China. The five-year survival rate in the United States for all stages of CRC is 64.7%, but this falls to 14.7% for patients with late-stage metastatic disease.

The colorectal cancer market is estimated to reach approximately $31.2 billion by 2025 from the estimated $26.3 billion in 2019. Drugs used to treat CRC include conventional irinotecan, oxaliplatin, 5-fluorouracil, pembrolizumab (marketed as Keytruda®, by Merck & Co.), nivolumab (marketed as Opdivo®, by Bristol Meyers Squibb), bevacizumab (marketed as Avastin®, by Roche), and ramucirumab (marketed as Cyramza®, by Eli Lilly).

$26.90 billion is the total publicly disclosed combined annual sales of pembrolizumab (Keytruda®, Merck & Co.), nivolumab (Opdivo®), bevacizumab (Avastin®), and ramucirumab (Cyramza®) according to the most recent available annual reports.

However, these therapies are either approved in combination with chemotherapies, or in a small subset of colorectal cancer patients.

Table 2: Select Drugs Used To Treat Advanced Colorectal Cancer

Drug	Comments
bevacizumab (Avastin®, Roche)	Approved in combination with 5-FU or 5-FY/LV chemotherapy
ramucirumab (Cyramza®, Eli Lilly)	Approved in combination with FOLFIRI chemotherapy
pembrolizumab (Keytruda®, Merck & Co.)	Unresectable/metastatic MSI-H or mismatch repair deficient metastatic CRC that have progressed following prior treatment and have no alternative options / MSI-H or dMMR CRC (<10% of metastatic CRC)
nivolumab (Opdivo®, Bristol Meyers Squibb)	Advanced MSI-H/dMMR CRC who have progressed following treatment with fluoropyrimidine, oxaliplatin and irinotecan (<10% of metastatic CRC)

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We intend to pursue IMX-111 for treatment of advanced colorectal cancer (“aCRC”), which includes all CRC diagnosed with regional, distant, and other staging, and includes approximately 63% of all patients newly diagnosed with CRC annually. Treatment of aCRC typically involves removal of sections of the colon (colectomy) or rerouting of the intestine by colostomy. Radiotherapy and chemotherapy, including the above drugs, are also used to treat aCRC patients.

IMX-111 Pre-clinical Data

Figure 19: IMX-111 Tissue-Specific BiologicTM with TME NormalizationTM Technology in HCT-116 Colorectal Cancer Pre-clinical Xenograft Model

In a pre-clinical HCT-116 colorectal cancer xenograft mouse model, at day 24, 100% of mice treated with 1 cycle of low-dose IMX-111 were alive while all control animals were dead.

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Figure 20: IMX-111 Tissue-Specific BiologicTM with TME NormalizationTM Technology in MDA-MB-231 Triple-Negative Breast Cancer Xenograft Model

In a pre-clinical MDA-MB-231 triple-negative breast cancer xenograft mouse model, treatment with one cycle of low-dose IMX-111 resulted in 50% reduction in tumor mass, versus 33% growth in controls. The IMX-111 treatment effect lasted throughout the 52 day experiment duration.

IMX-111 Composition and Mechanism of Action

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Figure 21: IMX-111 Tissue-Specific BiologicTM with TME NormalizationTM Technology for CRC

IMX-111 is a Tissue-Specific BiologicTM built on our TME NormalizationTM Technology with proprietary GLUT1 antibody biomarker targeting facilitating preferential accumulation in glucose-consuming cancer cells such as CRC. IMX-111 takes advantage of the fact that GLUT1 is an essential cancer biomarker that is overexpressed on 92% of colorectal cancer tumor cells and other tumor types. Furthermore, the degree of its overexpression correlates with more advanced stage of tumor progression. IMX-111 is the first cancer therapeutic to take advantage of this fact by coupling anti-GLUT1 antibody to our poly-kinase inhibitor / apoptosis inducer.

IMX-111 is 17-23 nanometers in diameter, which is just larger than the size of an IgG antibody.

Figure 22: IMX-111’s target GLUT1 is overexpressed on colorectal and other cancers

GLUT1 is a glucose transporter which is overexpressed on 92% of CRC, making GLUT1 a prime biomarker for IMX-111 targeting in CRC.

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Figure 23: IMX-111’s target GLUT1 overexpression is associated with a poor prognosis

GLUT1 overexpression in CRC correlates with advanced, later stage (stage III-IV) disease. Heavy GLUT1 staining is observed in cancerous colorectal tissue versus healthy normal colon.

Figure 24: IMX-111 Tissue-Specific BiologicTM with TME NormalizationTM Technology

Intracellular Mechanism of Action

Once IMX-111 enters the TME, consisting of: 1) CAFs, 2) TAMs/immune cells, and 3) cancer itself, it binds to its GLUT1 biomarker target and empties its poly-kinase inhibitor / apoptosis inducer payload into these cells, causing tumor apoptosis. Specifically, IMX-111 induces potent tumor killing by blocking multiple tumor escape pathways targeted by FDA approved targeted agents and targeted agents in development (see Table 1).

IMX-111 Development Strategy

We plan to conduct IND-enabling studies for IMX-111 by mid-2022, pursuing advanced colorectal cancer as the initial indication. We anticipate filing an IND for IMX-111 in 2023. We plan to initiate a phase 1b/2a study with IMX-111 in solid tumors in the United States and Australia, with the first patient anticipated to be dosed in 2023. We plan for IMX-111 to pursue advanced colorectal cancer as its initial indication.

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IMX-120 Tissue-Specific BiologicTM for inflammatory bowel disease

IMX-120 Market Opportunity

The first potential indications we intend to pursue for IMX-120 are ulcerative colitis (“UC”) and severe Crohn’s disease (“CD”), which are both forms of inflammatory bowel disease (“IBD”). IBD is estimated to affect over 2,000,000 people in the United States and over 5,000,000 people globally. IBD is a complex gastrointestinal disease caused primarily by a dysregulated immune system. Fistulating CD is an orphan drug disease indication. We plan to pursue orphan drug disease designation for IMX-120 in fistulating CD.

Drugs used to treat IBD include adalimumab (marketed as Humira®, by Abbvie), ustekinumab (marketed as Stelara®, by Janssen/Johnson & Johnson), and vedolizumab (marketed as Entyvio®, by Takeda).

$30.07 billion is the total publicly disclosed combined annual sales of adalimumab (Humira®), ustekinumab (Stelara®), and vedolizumab (Entyvio®, Takeda) according to the most recent available annual reports.

Endpoints for clinical trials in IBD are measured in terms of remission rates at 4-8 weeks post treatment.

For adalimumab (Humira®), in a study of moderate-to-severe UC who received concurrent treatment with oral corticosteroids or immunosuppressants, overall rates of clinical remission at week 8 were 16.5% on adalimumab and 9.3% on placebo, according to Sandborn et al., 2012.

For ustekinumab (Stelara®), in a study of moderate-to-severe UC, overall rates of clinical remission at week 8 were 15.6% on 130mg intravenous ustekinumab and 5.3% on placebo, according to Sands et al., 2019.

For vedolizumab (Entyvio®), in a study of moderately to severely active UC, overall rates of clinical remission at week 6 were 17% on vedolizumab and 5% on placebo, according to the FDA Entyvio® Prescribing Label.

UC and CD are two of the most common forms of IBD. Both UC and CD are chronic, relapsing, remitting, inflammatory conditions of the gastrointestinal tract that begin most commonly during adolescence and young adulthood. UC involves the innermost lining of the large intestine, and symptoms include abdominal pain and diarrhea, frequently with blood and mucus. CD can affect the entire thickness of the bowel wall and all parts of the gastrointestinal tract from mouth to anus. CD symptoms include abdominal pain, diarrhea, and other more systemic symptoms such as weight loss, nutritional deficiencies, and fever.

The current standard of care for the treatment of patients with moderate-to-severe IBD is typically anti-inflammatory agents. The majority of IBD patients do not respond to first-line anti-tumor necrosis factor agents. The approvals of the first anti-tumor necrosis factor agent for the treatment of CD in 1998 and newer biological agents, including anti-integrin and anti-IL12/23, have improved the care of moderate-to-severe IBD.

However, these subsequently approved therapies in UC have generally failed to demonstrate a clinical remission effect size of more than 15% relative to placebo. Moreover, among those patients who do respond to therapy, up to 50% will lose response over time. Additionally, the markets for UC and CD represent a high unmet need patient population. Only 2 out of 5 UC patients are on advanced therapy.

IMX-120 Composition and Mechanism of Action

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Figure 25: IMX-120 Tissue-Specific BiologicTM for inflammatory bowel disease

IMX-120, built on our SMARxT Tissue-SpecificTM Platform with shared CMC and design elements with our other drug candidates, is a Tissue-Specific BiologicTM with proprietary GLUT1/confidential target antibody encapsulating polyphenol poly-kinase inhibitors selectively silencing disease-causing inflammatory bowel immune cells.

IBD is caused by a dysregulated, chronic, pathological immune response by bowel immune cells to the microbiome and other components of the gastrointestinal cellular environment. In the process of becoming dysregulated, cytotoxic T-cells and macrophages secrete signaling cytokines, resulting in a self-sustaining feed-forward loop of inflammation. Similar to tumor growth, these inflammatory processes active in IBD are caused by recurring waves of activation of multiple kinases that upregulate NF-κB, STAT3 and other key transcriptional factors.

IMX-120 takes advantage of the fact that overexpression and activation of GLUT1 on overactive immune cells has been shown to be widely present in patients with IBD. IMX-120’s polyphenol poly-kinase inhibitors block upstream kinase signal transduction systems that activate NF-κB and STAT3, thus shutting down the self-sustaining feed-forward loop of inflammation. GLUT1 presents an ideal targeting moiety for these overactive immune cells, allowing for tissue-specific delivery of IMX-120.

Figure 26: Polyphenols have shown promise in both ulcerative colitis and Crohn’s

Despite an almost complete lack of bioavailability in oral form, a polyphenol (curcumin) showed signs of efficacy in a 50 patient UC study, with >50% remission rate in the treatment arm at week 4 compared to a 0-13% remission rate in a control group at week 4. In a 30 patient CD study, a polyphenol (theracurmin) produced a 35% clinical remission rate in the treatment arm at week 4 compared to 0% in a control group at week 4.

With IMX-120’s proprietary GLUT1 targeting, we believe the potential for IMX-120 in IBD is favorable.

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Figure 27: GLUT1 targeting significantly reduces IBD inflammation in in vitro models

In an in vitro study of a THP-1 cell line, GLUT1 knockout cells (top, C) and GLUT1 small-molecule inhibited cells (bottom, J) both showed a similar approximately 50% reduction in inflammation (as measured by IL-1β concentration). In the graphical abstract on the left side of the figure above, the presence and activation of excessive GLUT1 transporter in overactive immune cells is visually shown to cause IBD.

Figure 28: IMX-120 silences disease causing inflammatory bowel immune cells

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IMX-120 targets GLUT1 and a second proprietary target in order to selectively silence disease-causing, overactive inflammatory bowel immune cells with its polyphenol poly-kinase inhibitor.

IMX-120 Development Strategy

We plan to conduct IND-enabling studies for IMX-120 by mid-2022, pursuing ulcerative colitis and severe Crohn’s disease indications. We anticipate filing an IND for IMX-120 in 2023. We plan to initiate a phase 1b/2a study with IMX-120 in IBD in the United States and Australia with the first patient anticipated to be dosed in 2023. We plan for IMX-120 to pursue UC and severe CD indications.

Manufacturing

We have already established a track record of producing 4 batches of our Tissue-Specific Therapeutics (TSTx) TM according to current Good Manufacturing Practices (“cGMP”), and have treated 14 patients so-far in our ongoing Phase 1b/2a clinical trial.

We will continue to leverage our established technical, manufacturing, analytical, quality, cGMP, project management expertise and existing relationships to contract with appropriate CMOs to manufacture our TSTxTM moving forward.

We currently do not own or operate any manufacturing facilities. We rely, and expect to continue to rely for the foreseeable future, on FDA, EMA, or other jurisdiction-registered third-party contract manufacturing organizations to produce our product candidates for pre-clinical and clinical testing, as well as for commercial manufacture if our product candidates receive marketing approval. Furthermore, the raw materials for our product candidates may be sourced, in some cases, from a single-source supplier. As part of the manufacture and design process for our product candidates, we rely on internal, scientific and manufacturing know-how and trade secrets and the know-how and trade secrets of third-party manufacturers. We also contract with additional third parties for the filling, labeling, packaging, storage and distribution of investigational drug products. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel while also enabling us to focus our expertise and resources on the development of our product candidates. We maintain agreements with our manufacturers that include confidentiality and intellectual property, and quality provisions to protect our proprietary rights related to our product candidates and satisfy regulatory requirements.

Competition

The biotechnology industry is extremely competitive in the race to develop new products. While we believe we have significant competitive advantages with our years of expertise in systems biology drug design, pharmacology and drug delivery, and clinical depth, trials and expertise, and intellectual property position, we currently face and will continue to face competition for our development programs from groups that are developing therapies for oncology and inflammation. The competition is likely to come from multiple sources, including larger pharmaceutical companies, biotechnology companies, and academic institutions.

Companies developing therapies for both oncology and inflammation include, but are not limited to, Kymera Therapeutics Inc., Morphic Holding Inc., and RAPT Therapeutics Inc. Companies developing therapies for IBD (including UC and CD) include, but are not limited to, Arena Pharmaceuticals Inc., Landos Biopharma Inc., and Seres Therapeutics Inc.

IMX-110 – Soft Tissue Sarcoma

Drugs in trials to treat STS include nivolumab (marketed as Opdivo®, by Bristol Meyers Squibb), ipilimumab (marketed as Yervoy®, by Merck & Co), and pembrolizumab (marketed as Keytruda®, by Merck & Co).

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Nivolumab (Opdivo®), was trialed in a study in which 61% of patients had received at least three previous lines of chemotherapy prior to nivolumab. Nivolumab monotherapy produced a mPFS in sarcoma of 1.7 months, according to D’Angelo et al., 2018.

Nivolumab (Opdivo®) and ipilimumab (Yervoy®), were trialed in a study in which 61% of patients had received at least three previous lines of chemotherapy prior to a combination of nivolumab + ipilimumab. Nivolumab + ipilimumab combination therapy produced a mPFS in sarcoma of 4.1 months, according to D’Angelo et al., 2018.

Pembrolizumab (Keytruda®, Merck & Co), was trialed in a study in which 42% of patients had received at least three previous lines of chemotherapy prior to pembrolizumab. Pembrolizumab monotherapy produced a mPFS in sarcoma of 4.2 months, according to Tawbi et al., 2017.

In addition to the above, companies with approved therapies and that are developing therapies for soft tissue sarcoma include, but are not limited to, BioAtla Inc., Epizyme Inc., Nanobiotix SA, C4 Therapeutics, Inc., Adaptimmune Therapeutics plc, Eisai, Novartis, and Janssen/Johnson & Johnson.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our strategy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, and product candidates that are important to the development and implementation of our business. Our patent portfolio is intended to cover our product candidates and related components, their methods of use and processes for their manufacture, our proprietary reagents and assays, and any other inventions that are commercially important to our business. We also rely on trademarks as well as trade secret protection of our confidential information and know-how relating to our proprietary technology platform, and product candidates. We believe that we have substantial know-how and trade secrets relating to our technology and product candidates.

As of July 8, 2021, our patent portfolio includes 15 patents and patent applications related to our technology platform and our product candidates. In total, our patent portfolio includes 4 U.S. and 11 foreign patents and patent applications. Foreign patents and patent applications have been granted or are currently pending in the following jurisdictions: Europe (validated in France, Germany, Ireland, Switzerland, United Kingdom) and China. Certain platform filings are expected to remain in force until 2032. Other filings directed to platform technology are expected to remain in force until 2036.

We generally pursue multilayered patent protection covering the composition of matter including the formulations of the product candidates, and/or the functional characteristics of the product candidates. In addition to composition of matter coverage, we also generally pursue claims directed to methods of making, and methods of use of the product candidates.

IP License Agreement with Immix Biopharma Australia Pty Ltd.

On January 23, 2017, we entered into an IP License Agreement (“License Agreement”) with Immix Biopharma Australia Pty Ltd., our wholly-owned subsidiary, pursuant to which we granted IBAPL a non-exclusive, non-transferable license to certain intellectual property for the purpose of, among other things, conducting or facilitating the research, development or clinical trials relating to such intellectual property in the Commonwealth of Australia. Pursuant to the terms of the License Agreement, IBAPL shall pay us a royalty equal to a mid single digit percentage of Net Sales (as defined in the License Agreement), subject to adjustment as set forth in the License Agreement. The License Agreement will terminate (i) upon either party giving 20 days written notice to the other party or (ii) by either party (A) if the other party breaches any provision of the License Agreement and fails to remedy such breach within 10 business days after receiving written notice or (B) if the other party is the subject to an insolvency event as set forth in the License Agreement.

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Government Regulations

Our business activities are subject to various laws, rules and regulations of the United States as well as of foreign governments.

The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of drug products such as those we are developing. We, along with third-party contractors, will be required to navigate the various pre-clinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates.

The process required by the FDA before drug candidates may be marketed in the United States generally involves the following:

●	completion of pre-clinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices (“GLP”), regulation;

●	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

●	approval by an independent IRB, or ethics committee at each clinical site before the trial is commenced;

●	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug candidate for its intended purpose;

●	preparation of and submission to the FDA of an NDA after completion of all pivotal clinical trials;

●	satisfactory completion of an FDA Advisory Committee review, if applicable;

●	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP, and of selected clinical investigation sites to assess compliance with cGCP; and

●	FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.

Pre-clinical and Clinical Development

Prior to beginning the first clinical trial with a product candidate, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product; chemistry, manufacturing and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

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Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with cGCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

For purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

●	Phase 1—The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

●	Phase 2—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials. Some trials may combine aspects of Phase 1 and Phase 2 into a single clinical trial that can examine both safety in healthy volunteers and safety and preliminary efficacy in patients with a specific disease.

●	Phase 3—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

A registrational trial is a clinical trial that adequately meets regulatory agency requirements for the evaluation of a drug candidate’s efficacy and safety such that it can be used to justify the approval of the drug. Generally, registrational trials are Phase 3 trials but may be Phase 2 trials if the trial design provides a reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the NDA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the characteristics of the product candidate and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

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NDA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, non-clinical studies and clinical trials are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. The NDA must include all relevant data available from pertinent pre-clinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. A determination by the FDA within 60 days of the receipt of an NDA to file the application for review for its completeness is initiated at the time of submission. If the FDA determines there is significance to the missing or incomplete information in the context of the proposed drug product, the proposed indication(s) and the amount of time needed to address any given deficiency, it can issue a refusal-to-file letter. The submission of an NDA requires payment of a substantial application user fee to FDA, unless a waiver or exemption applies.

Once an NDA has been submitted, the FDA’s goal is to review standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an NDA and conducts inspections of manufacturing facilities where the product will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the NDA. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the NDA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of an NDA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a Risk Evaluation and Mitigation Strategy (“REMS”), to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

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Expedited Development and Review Programs

The FDA offers several expedited development and review programs for qualifying product candidates. The fast track program is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for frequent interactions with the review team during product development and, once an NDA is submitted, the product may be eligible for priority review. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

A product intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

Any product is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition compared to marketed products. For products containing new molecular entities, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (compared with ten months under standard review).

Additionally, products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical trials to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. In addition, the FDA currently requires, as a condition for accelerated approval, pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the application user fee.

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A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which FDA assesses an annual program fee for each product identified in an approved NDA. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under an REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

●	fines, warning letters or holds on post-approval clinical trials;

●	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

●	product seizure or detention, or refusal of the FDA to permit the import or export of products; or

●	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics and drugs. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

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Regulation and Procedures Governing Approval of Products in Other Jurisdictions

The requirements governing the conduct of clinical trials, drug licensing, pricing and reimbursement vary from country to country. In all cases, clinical trials must be conducted in accordance with applicable regulatory requirements. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Australia

[Europe]

Coverage and Reimbursement

Sales of our products will depend, in part, on the extent to which our drugs will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical drugs and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic drugs.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the United States. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property protection, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower-cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but also have their own methods and approval process apart from Medicare determinations. Even if favorable coverage and reimbursement status is attained for our product candidates, once approved, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country.

Healthcare Laws and Regulations

Sales of our product candidates, if approved, will be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we might conduct our business. The healthcare laws and regulations that may affect our ability to operate include the following:

●	The federal Anti-Kickback Statute makes it illegal for any person or entity to knowingly and willfully, directly or indirectly, solicit, receive, offer, or pay any remuneration that is in exchange for or to induce the referral of business, including the purchase, order, lease of any good, facility, item or service for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value.

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●	Federal false claims and false statement laws, including the federal civil False Claims Act, prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to, or approval by, federal programs, including Medicare and Medicaid, claims for items or services, including drugs, that are false or fraudulent.

●	HIPAA created additional federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors or making any false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and their implementing regulations, imposes obligations on certain types of individuals and entities regarding the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information.

●	The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services information related to payments or other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

Also, many states have similar laws and regulations, such as anti-kickback and false claims laws that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, we may be subject to state laws that require pharmaceutical companies to comply with the federal government’s and/or pharmaceutical industry’s voluntary compliance guidelines, state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, as well as state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA.

Additionally, to the extent that our product is sold in a foreign country, we may be subject to similar foreign laws.

Employees

As of July 8, 2021, we had two full-time employees, no part-time employees and seven consultants. We are not a party to any collective bargaining agreements. We believe that we maintain good relations with our employees.

Facilities

Our principal address is 11400 West Olympic Blvd., Suite 200, Los Angeles, CA 90064. We believe our facilities are adequate to meet our current needs, although we may seek to negotiate new leases or evaluate additional or alternate space for our operations. We believe appropriate alternative space would be readily available on commercially reasonable terms.

Legal Proceedings

From time to time we may be involved in claims that arise during the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we do not currently have any pending litigation to which we are a party or to which our property is subject that we believe to be material. Regardless of the outcome, litigation can be costly and time consuming, and it can divert management’s attention from important business matters and initiatives, negatively impacting our overall operations.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of each of our executive officers, key employees and directors as of June 30, 2021.

Name	Age	Position
Ilya Rachman, MD, PhD, MBA	49	Chief Executive Officer and Chairman
Gabriel Morris, BA	35	Chief Financial Officer and Director
Graham Ross, MBChB, FFPM	61	Acting Chief Medical Officer and Head of Clinical Development
Vladimir Torchilin, Ph.D, D.Sc., MSE	74	Scientific Co-Founder
Nandan Oza, BS	59	Head of Chemistry, Manufacturing, and Control (CMC)
Jason Hsu, PhD, MS	47	Director
Magda Marquet, PhD	62	Director
Helen C. Adams, CPA	61	Director
Carey Ng, PhD, MBA	42	Director
Jane Buchan, PhD	57	Director

Ilya Rachman, MD, PhD, Chief Executive Officer, Chairman

Ilya Rachman is the founder, Chairman and Chief Executive Officer of Immix Biopharma, Inc. and has served in those positions since inception in 2012. Dr. Rachman is a pioneering physician/scientist, cell biologist, and among the first to functionalize anti-NFkB therapeutics in research and practice. Dr. Rachman founded ImmixBio with the goal of applying academic research and discoveries initially in oncology to benefit cancer patients and is named as an inventor on a number of ImmixBio patents. Prior to ImmixBio, Dr. Rachman founded a clinical research organization that conducted clinical trials of various large pharmaceutical companies drugs through Phase 3 and 4 clinical trials. Dr. Rachman was also a physician/scientist at Cedars-Sinai Medical Center and UCLA Health. Dr. Rachman received his joint MD/PhD degree from the University of Illinois Chicago, conducting original research in neuroendocrinology, received his EMBA from the University of California at Los Angeles, and received his B.S. from the University of Iowa. Dr. Rachman trained in medicine and medical research at UCLA Health. We believe Dr. Rachman is qualified to serve as a member of our board of directors because of his leadership skills, scientific background and experience as a clinician and in experimental oncology.

Gabriel Morris, BA, Chief Financial Officer, Director

Gabriel Morris has served as Chief Financial Officer and a Director of Immix Biopharma, Inc. since March 2021. Mr. Morris has been managing partner of Alwaysraise LLC, a life sciences advisory and investment firm based in San Francisco, California, since its founding in 2020. Prior, Mr. Morris was the interim Chief Financial Officer of Zap Surgical Systems, a brain radiosurgery company, from 2019 to 2020, where he completed a $81 million growth equity financing round. Prior to 2019, Mr. Morris led cross-border mergers and acquisitions transactions at Goldman Sachs & Co. and other global investment banks for more than a decade from 2008 to 2018, where he participated in greater than $50 billion in completed transactions. In addition, Mr. Morris has co-founded two companies, one which continues to operate independently and one that was acquired by a Nasdaq listed company. Mr. Morris received his B.A. from the Columbia University in the City of New York, where he attended the Icahn School of Medicine at Mount Sinai Humanities and Medicine program as an undergraduate and published experimental research in peer-reviewed scientific journals. We believe Mr. Morris is qualified to serve as a member of our board of directors because of his extensive experience in the areas of strategic transactions, investment, financial structuring and operations.

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Graham Ross, MBChB, FFPM, Chief Medical Officer and Head of Clinical Development

Graham Ross has served as the Acting Chief Medical Officer and Head of Clinical Development of Immix Biopharma, Inc. since June 2021. Dr. Ross is an experienced pharmaceutical physician executive with a successful track record of development and post-marketing activities of a number of cancer therapeutics (including topoisomerase inhibitors and therapeutic antibodies, such as immune checkpoint inhibitors and next generation immunotherapeutics) as well as support medications (particularly anti-emetics). Prior to ImmixBio, Dr. Ross was a Senior Medical Science Director at AstraZeneca from 2015 to 2017, and prior to that, he was a Global Clinical Leader at Roche Pharmaceuticals from 2006 to 2015, where he was responsible for the clinical development and registration of pertuzumab in breast cancer indications (marketed as PERJETA® by Roche). Prior to Roche, Dr. Ross was Director of Clinical Development at GlaxoSmithKline from 1995-2006. After receiving his MBChB degree in medicine, Dr. Ross trained in oncology in Durban, South Africa and specialized a second time as a pharmaceutical physician in the United Kingdom.

Vladimir Torchilin, Ph.D, D.Sc., MSE, Scientific Co-founder

Vladimir P. Torchilin, Ph.D., D.Sc. has served as the Scientific Co-founder of Immix Biopharma Inc. since inception in 2012. Dr. Torchilin is also a University Distinguished Professor of Pharmaceutical Sciences and Director, Center for Pharmaceutical Biotechnology and Nanomedicine, Northeastern University, Boston, where he has worked since 1998. Prior to Northeastern University, Dr. Torchilin was Head of Chemistry Program, Center for Imaging and Pharmaceutical Research at Massachusetts General Hospital and Associate Professor of Radiology at Harvard Medical School from 1993 to 1997. Dr. Torchilin has published more than 400 original papers, more than 150 reviews and book chapters, wrote and edited 12 books, and holds more than 40 patents. Dr. Torchilin is the Editor-in-Chief of Current Drug Discovery Technologies, Drug Delivery, and OpenNano, the Co-Editor of Current Pharmaceutical Biotechnology and on the Editorial Boards of many other journals. Dr. Torchilin received more than $30 million from the governmental and industrial sources in research funding. Dr. Torchilin has multiple honors and awards, and in 2011, Times Higher Education ranked him number 2 among top world scientists in pharmacology for the period of 2000-2010. Dr. Torchilin received his Ph.D. and D.Sc. in polymer chemistry, and MS in chemistry from Moscow State University.

Nandan Oza, BS, Head of Chemistry, Manufacturing, and Control (CMC)

Nandan Oza has served as the Head of Chemistry, Manufacturing, and Control (“CMC”) at Immix Biopharma, Inc. since May 2017. Mr. Oza is a pharmaceutical executive with extensive CMC experience in organizations ranging from start-ups to large pharmaceutical companies. Mr. Oza has expertise in product development, manufacturing and supply chain operations and regulatory affairs. Mr. Oza is accomplished at moving products expeditiously from mid and late stage development through NDA filing, approval and commercialization. Prior to ImmixBio, Mr. Oza was VP - Manufacturing and Supply Chain Operations for Jazz Pharmaceuticals, Zosano Pharma, Talon Therapeutics, Connetics Pharmaceuticals, and ALZA Corp from 1998 to 2015. Mr. Oza received his BS in mechanical engineering from the University of Houston and MBA from National University.

Jason Hsu, PhD, MS, Director

Jason Hsu has been a member of the board of directors of Immix Biopharma, Inc. since 2013. Mr. Hsu is also the founder and chairman of Rayliant Global Advisors, an asset manager focused on generating alpha from investing in China and other inefficient emerging markets, which has a total of $27 billion of investment assets using its strategies across equity, fixed income and alternatives, where he has served since 2016. Mr. Hsu has also served as a professor of finance at the University of California at Los Angeles (“UCLA”) since 2008 and is on the Board of Advisors for UCLA Anderson School of Management (“UCLA Anderson”). Prior to founding Rayliant, Mr. Hsu co-founded and served as the Chief Investment Officer of Research Affiliates, a quantitative fund manager with over $200 billion under management, from 2002 to 2015. Mr. Hsu has received 3 JPM Fabozzi-Bernstein Outstanding Research Awards, 3 CFA Institute Graham and Dodd awards, 3 William Sharpe Best Research awards, 2010 Rising Star of Hedge Fund and 2009 Outstanding Service Award (UCLA Anderson). In addition, he has written more than 40 journal publications and more than 11 books and book chapters on investing. He has also held visiting positions at UC Irvine, National Taiwan Chengchi University, Kyoto University and Tsinghua University. Mr. Hsu received his BS (summa cum laude) from the California Institute of Technology, was awarded a MS from Stanford University, and earned his PhD in finance from UCLA. We believe Mr. Hsu is qualified to serve as a member of our board of directors because of his extensive expertise in financial transactions, investment strategies, and business operations.

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Magda Marquet, PhD, Director

Magda Marquet has been a member of our board of directors since June 2021. Dr. Marquet is also a member of the board of directors of AnaptysBio, Inc. (Nasdaq: ANAB) and Arcturus Therapeutics (Nasdaq: ARCT). Dr. Marquet also served on the board of Pfenex Inc. (Nasdaq: PFNX) from 2019 until its acquisition by Ligand Pharmaceuticals in 2020. She was the co-CEO of Althea Technologies from 2000 to 2008. She is currently the co-CEO of Alma Life Sciences. LLC, an investment and consulting firm and serves on several boards of directors, where she has served since 2013. Dr. Marquet has built, led and commercialized multiple life science companies. She also has been a co-founder of AltheaDx, a commercial stage, precision medicine company with the world’s leading pharmacogenomics test for anxiety and depression, since 2009. Dr. Marquet guided Althea Technologies to acquisition by Ajinomoto, a global Japanese company and leader in amino acid technology. Prior to starting Althea Technologies, Dr. Marquet held several positions in pharmaceutical development in companies such as Vical and Amylin Pharmaceuticals. Dr. Marquet holds a Ph.D in biochemical engineering from INSA/University of Toulouse, France. She has received numerous prestigious awards throughout her career including the 2005 Regional Ernst & Young Entrepreneur of the Year award in the Life Sciences category, the Athena Pinnacle award, the Director of the Year award (Corporate Governance) from the Corporate Directors Forum and has been inducted into the CONNECT Entrepreneur Hall of Fame. We believe Dr. Marquet is qualified to serve as a member of our board of directors because of her experience as a biopharmaceutical founder with multiple successful exits.

Helen C. Adams, CPA, Director

Helen C. Adams has been a member of our board of directors since June 2021. Ms. Adams is also a member of the board of directors of Prometheus Biosciences, Inc (Nasdaq: RXDX). Ms. Adams was the San Diego Area Managing Partner for Haskell & White LLP, a regional certified public accounting firm from 2013 to 2018 and has been a partner emeritus to-date. Previously, Ms. Adams was a certified public accountant at Deloitte & Touche LLP from 1982 to 2009, serving most recently as a Partner in the Life Sciences and Technology Group. From 2010 to 2013, Ms. Adams was a member of the board of directors of Genasys Inc. (formerly known as LRAD Corporation), serving as the audit committee chair and member of the compensation committee. In addition to her public company board service, Ms. Adams has served on the boards of directors of several organizations, including Athena San Diego, the Athena Foundation, Make A Wish San Diego and the California State University at San Marcos Foundation. Ms. Adams received her BS from San Diego State University and completed an executive management program at Columbia Business School. We believe Ms. Adams is qualified to serve as a member of our board of directors because of her multi-decade, extensive experience in public accounting and the life sciences industry.

Carey Ng, PhD, MBA, Director

Carey Ng has been a member of our board of directors since November 2019. Dr. Ng is also currently a Managing Director of Mesa Verde Venture Partners and Member of the Investment Committee, where he has served since 2008. Dr. Ng has over fifteen years investment and operating experience in the biomedical industry, ranging from biotech startups to large biopharmaceutical companies. Dr. Ng serves on the board of a number of Mesa Verde portfolio companies including Elysium Therapeutics, Satiogen Pharmaceuticals (spinout acquired by Shire), Biscayne Neurotherapeutics (acquired by Supernus), and Paradigm (acquired by Exact Sciences). His board observer roles include Matrisys Bioscience, Immusoft, Alastin Skincare, Retrosense Therapeutics (acquired by Allergan), and Oncternal Therapeutics (ONCT). Prior to Mesa Verde, he worked with a number of biomedical startups and was also in business development at Abbott. Dr. Ng has a Ph.D. from UCLA and a MBA from University of California San Diego. We believe Dr. Ng is qualified to serve as a member of our board of directors because he has over ten years of investment and operating experience in the biomedical industry, ranging from biotech startups to large biopharmaceutical companies.

Jane Buchan, PhD, Director

Jane Buchan has been a member of our board of directors since June 2021. Dr. Buchan is also a member of the board of directors of Globe Life Inc (NYSE:GL) and AGF Management Ltd. (TSX:AGF.B). Dr. Buchan is Chief Executive Officer of Martlet Asset Management, a private investment office established in 2018. Prior to founding Martlet, Dr. Buchan was Chief Executive Officer of PAAMCO, a fund of hedge funds, which she helped found in 2000, and Co-CEO of the holding company, PAAMCO Prisma Holdings. Under her leadership, the firm grew to $32 billion in assets under management. Dr. Buchan began her career at J.P. Morgan Investment Management in the Capital Markets Group. She has been an Assistant Professor of Finance at the Amos Tuck School of Business at Dartmouth. She recently served as chairwoman of the board for the Chartered Alternative Investment Analyst Association (CAIA) and is a member of the Advisory Board for the Master of Financial Engineering Program at UCLA Anderson School of Management. She is a Trustee of Reed College, Portland, Oregon and University of California Irvine Foundation. Dr. Buchan has been actively involved in initiatives to advance the careers of women in finance and is a founding Angel for 100 Women in Finance. has also been recognized with numerous industry honors and awards. She earned a BA in Economics from Yale University and holds both a PhD and an MA in Business Economics (Finance) from Harvard University. We believe Dr. Buchan is qualified to serve as a member of our board of directors because of her extensive investment and finance experience.

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Family Relationships

There are no family relationships among any of our executive officers or directors.

Director Independence

Prior to the consummation of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that Magda Marquet, Helen C. Adams, Carey Ng, and Jane Buchan are each an “independent director,” as defined under the [  ] rules.

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and its standing committees. Upon consummation of this offering, we will have a standing audit committee, compensation committee and corporate governance and nominating committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Our audit committee will be responsible for, among other things:

●	approving and retaining the independent auditors to conduct the annual audit of our financial statements;

●	reviewing the proposed scope and results of the audit;

●	reviewing and pre-approving audit and non-audit fees and services;

●	reviewing accounting and financial controls with the independent auditors and our financial and accounting staff;

●	reviewing and approving transactions between us and our directors, officers and affiliates;

●	establishing procedures for complaints received by us regarding accounting matters;

●	overseeing internal audit functions, if any; and

●	preparing the report of the audit committee that the rules of the SEC require to be included in our annual meeting proxy statement.

Upon the consummation of this offering, our audit committee will consist of Helen C. Adams, Jane Buchan and Carey Ng, with Helen C. Adams serving as chair. Our board of directors has affirmatively determined that Helen C. Adams, Jane Buchan and Carey Ng each meet the definition of “independent director” under the [  ] rules, and that they meet the independence standards under Rule 10A-3. Each member of our audit committee meets the financial literacy requirements of the [  ] rules. In addition, our board of directors has determined that Helen C. Adams will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at www.immixbio.com concurrently with the consummation of this offering.

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Compensation Committee

Our compensation committee will be responsible for, among other things:

●	reviewing and recommending the compensation arrangements for management, including the compensation for our chief executive officer;

●	establishing and reviewing general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

●	administering our stock incentive plans; and

●	preparing the report of the compensation committee that the rules of the SEC require to be included in our annual meeting proxy statement.

Upon the consummation of this offering, our compensation committee will consist of Magda Marquet and Jane Buchan, with Magda Marquet serving as chair. Our board has determined that Jane Buchan and Magda Marquet are independent directors under [  ] rules. Our board of directors will adopt a written charter for the compensation committee, which will be available on our principal corporate website at www.immixbio.com concurrently with the consummation of this offering.

Nominating and Governance Committee

Our nominating and governance committee is responsible for, among other things:

●	identifying and nominating members of the board of directors;

●	developing and recommending to the board of directors a set of corporate governance principles applicable to our company; and

●	overseeing the evaluation of our board of directors.

Upon the consummation of this offering, our nominating and corporate governance committee will consist of Jane Buchan, Magda Marquet and Jason Hsu, with Jane Buchan serving as chair. Our board of directors will adopt a written charter for the nominating and corporate committee, which will be available on our principal corporate website at www.immixbio.com concurrently with the consummation of this offering.

Scientific Advisory Board

Larry Norton, MD, is the Chair of our Scientific Advisory Board. Dr. Norton is Senior Vice President, Office of the President; Medical Director, Evelyn H. Lauder Breast Center, Memorial Sloan Kettering Cancer Center, and Professor of Medicine, Weill-Cornell Medical College. He is a founder and Scientific Director of the Breast Cancer Research Foundation. Dr. Norton is the founding incumbent of the Norna S. Sarofim Chair of Clinical Oncology at MSKCC and a Professor of Medicine in the Weill Cornell Medical College. He was a U.S. Presidential appointee to the National Cancer Advisory Board (the board of directors of the NCI) serving as Chair of the Budget Sub-Committee. A former Director of the American Society of Clinical Oncology, he served as President of ASCO and subsequently Chair of the ASCO Foundation, now the Conquer Cancer Foundation. He has been Vice-Chair of the Lymphoma Committee and a long-serving Chair of the Breast Committee of the Cancer and Leukemia Group B (now the Alliance for Clinical Trials in Oncology). He has served on or chaired numerous committees of the National Cancer Institute, National Institutes of Health, and the Institute of Medicine of the National Academy of Sciences. He is an editorial board member or reviewer for numerous medical journals and on the advisory boards of many advocacy and medical institutions including the Cold Spring Harbor Laboratory Cancer Center and several Specialized Programs of Research Excellence. Dr. Norton’s personal research has focused on the use of medicines to treat cancer, particularly the application of mathematical methods to optimizing dose and schedule. He has been involved in the development of several effective agents including paclitaxel and trastuzumab. He co-invented the Norton-Simon Model of cancer growth which has broadly influenced cancer therapy, and more recently the self-seeding concept of cancer metastasis and growth. He is the Principal Investigator of an NCI Program Project Grant in Models of Human Breast Cancer and an author of more than 350 published articles and many book chapters. He received his AB with Highest Distinction from the University of Rochester and his MD from the College of Physicians and Surgeons of Columbia University. He trained in medicine and medical research at the Albert Einstein College of Medicine and the National Cancer Institute (NCI).

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Sant Chawla, MD, is a member of our Scientific Advisory Board. Dr. Chawla holds medical licensures in both Texas and California, and he is board certified in Internal Medicine and Medical Oncology. He is a pioneering physician whose work in sarcoma oncology has brought him several accolades and recognition as one of the world’s leading authorities in medical treatment and clinical research for bone and soft-tissue sarcomas and sarcoma therapy. Dr. Chawla heads the Sarcoma Oncology Center in Santa Monica, CA. Dr. Chawla serves on the clinical faculty of numerous prestigious cancer centers, including UCLA, University of Southern California, John Wayne Cancer Institute at St. John’s Hospital. In addition, he has been an adjunct associate professor at Stanford University, is an adjunct associate professor at the University of Texas, M.D. Anderson Cancer Center; and is a medical oncologist at Cedars Sinai Comprehensive Cancer Center. Over his 30 years of medical and clinical research experience, Dr. Chawla’s research has been a foundation for further breakthroughs in cancer treatment. Dr. Chawla received his medical degree and completed his residency training in internal medicine at the All India Institute of Medical Sciences in New Delhi.

Razelle Kurzrock, MD, is a member of our Scientific Advisory Board. Dr. Kurzrock joined University of California San Diego Moores Cancer Center in November 2012 as Senior Deputy Center Director for Clinical Science. She is also the Murray Professor of Medicine, Director of the Clinical Trials Office and, on July 1, 2014, became the Chief of the Division of Hematology-Oncology Division (in the University of San Diego School of Medicine). Dr. Kurzrock’s charge includes growing and innovating the clinical trials program, and heading the newly established Center for Personalized Cancer Therapy and the University of California San Diego Moores Cancer Center Clinical Trials Office. Dr. Kurzrock is best known for successfully creating and chairing the largest Phase I clinical trials department in the world while at the University of Texas M.D. Anderson Cancer Center. Dr. Kurzrock’s unique approach emphasizes using cutting-edge molecular profiling technologies to match patients with novel targeted therapies, reflecting a personalized strategy to optimize cancer treatment. Dr. Kurzrock has served as the principal investigator on more than 90 clinical trials, and overseen over 300 trials, mainly using novel targeted molecules, several of which have gone on to FDA approval. She has published over 500 peer-reviewed articles in a variety of elite medical journals. In addition, she is Chair of the Southwest Oncology Group Early Therapeutics Committee and on their Board of Governors and also serves on the board of directors for the National Comprehensive Cancer Network (“NCCN”) and for WIN (World-Wide Innovative Network for Personalized Cancer Therapy). She Chairs the Molecular Diagnostic Clinical Trials committee for the American Association of Cancer Institutes, as well as the Clinical Investigator Committee for NCCN, and the Clinical Trials Committee for WIN. Dr Kurzrock has been the principal investigator of numerous grants and funding awards totaling over $50 million. Dr. Kurzrock received her MD from the University of Toronto.

Galit Lahav, PhD, is a member of our Scientific Advisory Board. Dr. Lahav is the Novartis Professor of Systems Biology and Department Chair, Systems Biology at Harvard Medical School. Dr. Lahav leads a department at Harvard that uses the power of systems thinking, across macro and micro scales, to unlock new insights into health and disease. Dr. Lahav’s goal is to determine why human cancer cells often show different responses to the same treatment, and to identify new therapies that will increase the efficacy of anti-cancer drugs. Dr. Lahav’s research program works across traditional disciplinary boundaries. Dr. Lahav’s lab has pioneered computational and quantitative experimental approaches to studying the fate and behavior of human cells in disease and health at the single-cell level. Dr. Lahav’s work has yielded critical insights into the function and behavior of tumor-suppressing mechanisms and their role in cellular destiny. Dr. Lahav has been recognized through several awards and honors including the Smith Family Award, Vilcek Prize for Creative Promise, and Excellence in Teaching and Mentoring awards. Dr. Lahav has established and organized leadership and management workshops for postdocs and faculty, as well as developed programs for advancing women in science. Dr. Lahav received her PhD in 2001 from the Technion, Israel Institute of Technology. In 2003, she completed her postdoctoral fellowship at the Weizmann Institute of Science in Israel. She then spent a year at Harvard’s Bauer Center for Genomics Research, and in 2004 joined the Department of Systems Biology at Harvard Medical School. In 2018 Lahav became the Chair of the Department of Systems Biology.

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Gary Schiller, MD, is a member of our Scientific Advisory Board. Dr. Schiller is a well-published clinical investigator in acute and chronic leukemias, multiple myeloma, and other hematologic malignancies, as well as in stem cell and bone marrow transplantation. He lectures extensively, and has also written for the popular press. He is Immediate-Past Chairman of the Los Angeles Museum of the Holocaust. His research projects include clinical studies of new drugs, therapies, and bone marrow/stem cell transplantation for patients with malignancies of the blood or bone marrow such as leukemia, multiple myeloma, and lymphoma. He has carried out studies of stem cell transplantation following high-dose chemotherapy and radiation for acute myelogenous leukemia, one of the most common types of leukemia in adults. He has ongoing studies using new drugs and therapeutics for acute and chronic lymphocytic leukemia, acute and chronic myelogenous leukemia, and multiple myeloma; he also has studies going on in certain kinds of non-Hodgkin’s lymphoma and Sickle Cell Anemia. Dr. Schiller received his MD from the University of Southern California School of Medicine.

George W. Sledge, Jr. MD, is a member of our Scientific Advisory Board. Dr. George W. Sledge, Jr., M.D. is Professor and former Chief of Medical Oncology at Stanford University Medical Center. Dr. Sledge served as a Ballve-Lantero Professor of Oncology of Medicine and Pathology of Indiana University School of Medicine. He served as Co-Director of the breast cancer program at the Indiana University Cancer Center, where he was a Professor of Medicine and Pathology at the Indiana University Simon Cancer Center. Dr. Sledge specializes in the study and treatment of breast cancer and directed the first large, nationwide study on the use of paclitaxel to treat advanced breast cancer. His recent research focuses on novel biologic treatments for breast cancer. He served as a Professor of Indiana University Cancer Center Breast Cancer Program. He has also served as the chair of American Society of Clinical Oncology’s Education Committee, as a member of the Department of Defense Breast Cancer Research Program’s Integration Panel, as a member of the FDA’s Oncology Drug Advisory Committee, and as a member of the External Advisory Committee for The Cancer Genome Atlas project. Dr. Sledge was awarded the Hope Funds for Cancer Research 2013 Award of ‘Excellence for Medicine’. He holds a B.A. from the University of Wisconsin and an M.D. from Tulane University.

Our arrangements with these individuals do not entitle us to any of their existing or future intellectual property derived from their independent research or research with other third parties.

Code of Business Conduct and Ethics

Upon the consummation of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.immixbio.com. In addition, we intend to post on our website all disclosures that are required by law or the [  ] rules concerning any amendments to, or waivers from, any provision of the code.

Limitations on Liability and Indemnification Matters

Upon the consummation of this offering, our Amended and Restated Certificate of Incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	any breach of the director’s duty of loyalty to the corporation or its stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

●	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

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Our Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering will provide that we are authorized to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our Amended and Restated Bylaws to be in effect upon the closing of this offering will provide that we are required to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Our Amended and Restated Bylaws will also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our Amended and Restated Bylaws will also provide our board of directors with discretion to indemnify our other officers and employees when determined appropriate by our board of directors. We expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses, including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also intend to obtain customary directors’ and officers’ liability insurance upon the consummation of this offering.

The limitation of liability and indemnification provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws to be in effect upon the closing of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities for each of the years ended December 31, 2020 and 2019. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Ilya Rachman,	2020	-	-	-	-	-	-	-	-
Chief Executive Officer	2019	-	-	-	-	-	-	-	-
Gabriel Morris,	2020	-	-	-	-	-	-	-	-
Chief Financial Officer	2019	-	-	-	-	-	-	-	-
Ryan Witt,	2020	-	-	-	-	-	-	-	-
Former COO/VP	2019	52,084	-	-	-	-	-	32,792	84,875

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Outstanding Equity Awards at December 31, 2020

The following table provides information regarding awards held by each of our named executive officers that were outstanding as of December 31, 2020. There were other equity awards outstanding as of December 31, 2020.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Ilya Rachman Chief Executive Officer	-	-	-	-	-	-	-	-	-
Gabriel Morris, Chief Financial Officer	-	-	-	-	-	-	-	-	-
Ryan Witt, Former COO/VP	48,664	-	48,664	$4.00	-	-	[ ]	-	-

Non-Employee Director Compensation

We did not compensate our non-employee directors for their service during the fiscal year ended December 31, 2020.

In connection with the completion of this offering, we plan to adopt a non-employee director compensation policy pursuant to which we will compensate non-employee directors for their service to the Company. Directors who are also employees do not receive cash or equity compensation for service on our Board of Directors in addition to compensation payable for their service as employees of the Company.

Employment Agreements

On June 18, 2021, we entered into an Employment Agreement with Ilya Rachman, MD PhD (the “Rachman Employment Agreement”), effective for a three-year term. Pursuant to the Rachman Employment Agreement, the Company employs Dr. Rachman as Chief Executive Officer and Dr. Rachman is entitled to a base salary of $360,000 annually. Dr. Rachman is also entitled to a performance-based bonus of 100% of the base salary (subject to, and determined by, the Board in its sole discretion) plus additional performance bonuses to be determined by the Board. Unless terminated by us without “cause” or by Dr. Rachman with “good reason” (as such terms are defined in the employment agreement), upon termination Dr. Rachman will be entitled only to his base salary through the date of termination, valid expense reimbursements and unused vacation pay. If terminated by us without “cause” or by Dr. Rachman with “good reason,” he is entitled to be paid his base salary through the end of the term at the rate of 150%, valid expense reimbursements and accrued but unused vacation pay. Dr. Rachman’s employment agreement contains provisions for the protection of our intellectual property and contains non-compete restrictions in the event of his termination other than us without “cause” or by Dr. Rachman with “good reason” (generally imposing restrictions on (i) employment or consultation with competing companies or customers, (ii) recruiting or hiring employees for a competing company and (iii) soliciting or accepting business from our customers for a period of six months following termination). Pursuant to the agreement, Dr. Rachman may serve as a consultant to, or on boards of directors of, or in any other capacity to other companies provided that they will not interfere with the performance of his duties to us.

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On March 18, 2021, we entered into the Management Services Agreement with Alwaysraise LLC, of which Gabriel Morris is sole member, effective for a three-year term, which was amended effective June 18, 2021 (the “Morris MSA”). Pursuant to the Morris MSA, we employ Mr. Morris as Chief Financial Officer and Mr. Morris is entitled to a base salary of $240,000 annually beginning in December 2021 ($120,000 annually prior). Mr. Morris is also entitled to a performance-based bonus of 100% of the base salary (subject to, and determined by, the Board in its sole discretion) plus additional performance bonuses to be determined by the Board. Unless terminated by us without “cause” or by Alwaysraise LLC (as such terms are defined in the Morris MSA), upon termination Mr. Morris will be entitled only to his base salary through the date of termination, valid expense reimbursements and unused vacation pay. If terminated by us without “cause” he is entitled to be paid his base salary through the end of the term at the rate of 150%, valid expense reimbursements and accrued but unused vacation pay. The Morris MSA contains provisions for the protection of our intellectual property and confidential information.

On June 24, 2021, we issued an offer letter to Graham Ross Oncology Consulting Services Ltd., a United Kingdom company, of which Graham Ross, our consulting Acting Chief Medical Officer & Head of Clinical Development is the sole member, regarding Dr. Ross’s provision of consultative services to us (the “Offer Letter”). Pursuant to the Offer Letter (signed by Dr. Ross on June 24, 2021), Dr. Ross is entitled to an hourly rate for his consulting services and an option grant. On June 24, 2021 we also signed a mutual confidentiality and non-disclosure agreement with Graham Ross Oncology Consulting Services Ltd.

On May 16, 2017, we entered into a consulting agreement with Ally CMC Consulting, a California limited liability company, of which Nandan Oza is Principal. Pursuant to the consulting agreement, Mr. Oza is entitled to compensation from time-to-time as stated in statements of work and per monthly invoices containing an itemized description of all expenses, charges, costs, and a description of the Services performed. In 2017, we also signed a mutual confidentiality and non-disclosure agreement with Ally CMC Consulting.

2016 Equity Incentive Plan

In 2016, we adopted the 2016 Equity Incentive Plan (the “2016 Plan”) in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to our employees, directors and consultants, and to promote the success of our business. We originally reserved 139,040 shares of common stock for issuance under the 2016 Plan. The 2016 Plan provides for the issuance of incentive stock options and non-statutory stock options. The 2016 Plan will terminate upon the expiration of a ten (10) year term, and awards issued thereunder shall expire as provided in the award agreement with respect thereto.

2021 Omnibus Equity Incentive Plan

In connection with this offering, we plan to adopt a new comprehensive equity incentive plan, the 2021 Omnibus Equity Incentive Plan (the “2021 Plan”).

Following the effective date of the 2021 Plan, no further awards may be issued under the 2016 Plan (collectively, the “Prior Plan”). However, all awards under the Prior Plan that are outstanding as of the effective date of the 2021 Plan will continue to be governed by the terms, conditions and procedures set forth in the Prior Plans and any applicable award agreements.

Authorized Shares. A total of ____ shares of our common stock were originally reserved for issuance pursuant to the 2021 Plan. In connection with the Reverse Stock Split to be effectuated immediately before the effectiveness of the registration statement of which this prospectus forms a part, the number authorized shares of common stock issuable under the 2021 Plan will be adjusted to ___.

Types of Awards. The 2021 Plan provides for the issuance of incentive stock options, non-statutory stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), and other stock-based awards.

Administration. The 2021 Plan will be administered by our board of directors, or if our board of directors does not administer the 2021 Plan, a committee or subcommittee of our board of directors that complies with the applicable requirements of Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (each of our board of directors or such committee or subcommittee, the “plan administrator”). The plan administrator may interpret the 2021 Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2021 Plan, provided that, subject to the equitable adjustment provisions described below, the plan administrator will not have the authority to reprice or cancel and re-grant any award at a lower exercise, base or purchase price or cancel any award with an exercise, base or purchase price in exchange for cash, property or other awards without first obtaining the approval of our stockholders.

The 2021 Plan permits the plan administrator to select the eligible recipients who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of common stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards.

Restricted Stock and Restricted Stock Units. Restricted stock and RSUs may be granted under the 2021 Plan. The plan administrator will determine the purchase price, vesting schedule and performance goals, if any, and any other conditions that apply to a grant of restricted stock and RSUs. If the restrictions, performance goals or other conditions determined by the plan administrator are not satisfied, the restricted stock and RSUs will be forfeited. Subject to the provisions of the 2021 Plan and the applicable award agreement, the plan administrator has the sole discretion to provide for the lapse of restrictions in installments.

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Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a stockholder; provided that dividends will only be paid if and when the underlying restricted stock vests. RSUs will not be entitled to dividends prior to vesting, but may be entitled to receive dividend equivalents if the award agreement provides for them. The rights of participants granted restricted stock or RSUs upon the termination of employment or service to us will be set forth in the award agreement.

Options. Incentive stock options and non-statutory stock options may be granted under the 2021 Plan. An “incentive stock option” means an option intended to qualify for tax treatment applicable to incentive stock options under Section 422 of the Internal Revenue Code. A “non-statutory stock option” is an option that is not subject to statutory requirements and limitations required for certain tax advantages that are allowed under specific provisions of the Internal Revenue Code. A non-statutory stock option under the 2021 Plan is referred to for federal income tax purposes as a “non-qualified” stock option. Each option granted under the 2021 Plan will be designated as a non-qualified stock option or an incentive stock option. At the discretion of the administrator, incentive stock options may be granted only to our employees, employees of our “parent corporation” (as such term is defined in Section 424(e) of the Code) or employees of our subsidiaries.

The exercise period of an option may not exceed ten years from the date of grant and the exercise price may not be less than 100% of the fair market value of a share of common stock on the date the option is granted (110% of fair market value in the case of incentive stock options granted to ten percent stockholders). The exercise price for shares of common stock subject to an option may be paid in cash, or as determined by the administrator in its sole discretion, (i) through any cashless exercise procedure approved by the administrator (including the withholding of shares of common stock otherwise issuable upon exercise), (ii) by tendering unrestricted shares of common stock owned by the participant, (iii) with any other form of consideration approved by the administrator and permitted by applicable law or (iv) by any combination of these methods. The option holder will have no rights to dividends or distributions or other rights of a stockholder with respect to the shares of common stock subject to an option until the option holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of an participant’s termination of employment or service, the participant may exercise his or her option (to the extent vested as of such date of termination) for such period of time as specified in his or her option agreement.

Stock Appreciation Rights.

SARs may be granted either alone (a “free-standing SAR”) or in conjunction with all or part of any option granted under the 2021 Plan (a “tandem SAR”). A free-standing SAR will entitle its holder to receive, at the time of exercise, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of common stock over the base price of the free-standing SAR (which shall be no less than 100% of the fair market value of the related shares of common stock on the date of grant) multiplied by the number of shares in respect of which the SAR is being exercised. A tandem SAR will entitle its holder to receive, at the time of exercise of the SAR and surrender of the applicable portion of the related option, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of common stock over the exercise price of the related option multiplied by the number of shares in respect of which the SAR is being exercised. The exercise period of a free-standing SAR may not exceed ten years from the date of grant. The exercise period of a tandem SAR will also expire upon the expiration of its related option.

The holder of a SAR will have no rights to dividends or any other rights of a stockholder with respect to the shares of Common Stock subject to the SAR until the holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of an participant’s termination of employment or service, the holder of a SAR may exercise his or her SAR (to the extent vested as of such date of termination) for such period of time as specified in his or her SAR agreement.

Other Stock-Based Awards. The administrator may grant other stock-based awards under the 2021 Plan, valued in whole or in part by reference to, or otherwise based on, shares of common stock. The administrator will determine the terms and conditions of these awards, including the number of shares of common stock to be granted pursuant to each award, the manner in which the award will be settled, and the conditions to the vesting and payment of the award (including the achievement of performance goals). The rights of participants granted other stock-based awards upon the termination of employment or service to us will be set forth in the applicable award agreement. In the event that a bonus is granted in the form of shares of common stock, the shares of common stock constituting such bonus shall, as determined by the administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the participant to whom such grant was made and delivered to such participant as soon as practicable after the date on which such bonus is payable. Any dividend or dividend equivalent award issued hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as apply to the underlying award.

Equitable Adjustment and Treatment of Outstanding Awards Upon a Change in Control

Equitable Adjustments. In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, special or extraordinary dividend or other extraordinary distribution (whether in the form of common shares, cash or other property), combination, exchange of shares, or other change in corporate structure affecting our common stock, an equitable substitution or proportionate adjustment shall be made in (i) the aggregate number and kind of securities reserved for issuance under the 2021 Plan, (ii) the kind and number of securities subject to, and the exercise price of, any outstanding options and SARs granted under the 2021 Plan, (iii) the kind, number and purchase price of shares of common stock, or the amount of cash or amount or type of property, subject to outstanding restricted stock, RSUs and other stock-based awards granted under the 2021 Plan and (iv) the terms and conditions of any outstanding awards (including any applicable performance targets). Equitable substitutions or adjustments other than those listed above may also be made as determined by the plan administrator. In addition, the plan administrator may terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares of common stock, cash or other property covered by such awards over the aggregate exercise price, if any, of such awards, but if the exercise price of any outstanding award is equal to or greater than the fair market value of the shares of common stock, cash or other property covered by such award, the plan administrator may cancel the award without the payment of any consideration to the participant. With respect to awards subject to foreign laws, adjustments will be made in compliance with applicable requirements. Except to the extent determined by the plan administrator, adjustments to incentive stock options will be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code.

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Change in Control. The 2021 Plan provides that, unless otherwise determined by the plan administrator and evidenced in an award agreement, if a “change in control” (as defined below) occurs and a participant is employed by us or any of our affiliates immediately prior to the consummation of the change in control, then the plan administrator, in its sole and absolute discretion, may (i) provide that any unvested or unexercisable portion of an award carrying a right to exercise will become fully vested and exercisable; and (ii) cause the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any award granted under the 2021 Plan to lapse, and the awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at target performance levels. The administrator shall have discretion in connection with such change in control to provide that all outstanding and unexercised options and SARs shall expire upon the consummation of such change in control.

For purposes of the 2021 Plan, a “change in control” means, in summary, the first to occur of the following events: (i) a person or entity becomes the beneficial owner of more than 50% of our voting power; (ii) an unapproved change in the majority membership of our board of directors; (iii) a merger or consolidation of us or any of our subsidiaries, other than (A) a merger or consolidation that results in our voting securities continuing to represent 50% or more of the combined voting power of the surviving entity or its parent and our board of directors immediately prior to the merger or consolidation continuing to represent at least a majority of the board of directors of the surviving entity or its parent or (B) a merger or consolidation effected to implement a recapitalization in which no person is or becomes the beneficial owner of our voting securities representing more than 50% of our combined voting power; or (iv) stockholder approval of a plan of our complete liquidation or dissolution or the consummation of an agreement for the sale or disposition of substantially all of our assets, other than (A) a sale or disposition to an entity, more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of us immediately prior to such sale or (B) a sale or disposition to an entity controlled by our board of directors. However, a change in control will not be deemed to have occurred as a result of any transaction or series of integrated transactions following which our stockholders, immediately prior thereto, hold immediately afterward the same proportionate equity interests in the entity that owns all or substantially all of our assets.

Tax Withholding

Each participant will be required to make arrangements satisfactory to the plan administrator regarding payment of up to the maximum statutory tax rates in the participant’s applicable jurisdiction with respect to any award granted under the 2021 Plan, as determined by us. We have the right, to the extent permitted by applicable law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have us withhold from delivery of shares of common stock, cash or other property, as applicable, or by delivering already owned unrestricted shares of common stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by applicable law, to satisfy our withholding obligation with respect to any award.

Amendment and Termination of the 2021 Plan

The 2021 Plan provides our board of directors with authority to amend, alter or terminate the 2021 Plan, but no such action impairs the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may materially impair the rights of any participant without the participant’s consent. Stockholder approval of any such action will be obtained if required to comply with applicable law. The 2021 Plan will terminate on the tenth anniversary of the Effective Date (although awards granted before that time will remain outstanding in accordance with their terms).

Clawback

If we are required to prepare a financial restatement due to the material non-compliance with any financial reporting requirement, then the plan administrator may require any Section 16 officer to repay or forfeit to us that part of the cash or equity incentive compensation received by that Section 16 officer during the preceding three years that the plan administrator determines was in excess of the amount that such Section 16 officer would have received had such cash or equity incentive compensation been calculated based on the financial results reported in the restated financial statement. The plan administrator may take into account any factors it deems reasonable in determining whether to seek recoupment of previously paid cash or equity incentive compensation and how much of such compensation to recoup from each Section 16 officer (which need not be the same amount or proportion for each Section 16 officer). The amount and form of the incentive compensation to be recouped shall be determined by the administrator in its sole and absolute discretion.

Other Benefits

We do not currently offer customary benefits for our employees, Upon the completion of this offering, we intend to establish broad-based and comprehensive employee benefit programs, including medical, dental, vision, life and disability insurance. We do not sponsor or maintain any deferred compensation or supplemental retirement plans.

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions since January 1, 2019 to which we have been a party, including transactions in which the amount involved in the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described elsewhere in this prospectus. We are not otherwise a party to a current related party transaction, and no transaction is currently proposed, in which the amount of the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which a related person had or will have a direct or indirect material interest.

[  ]

Indemnification Agreements

Each of our directors and executive officers have entered into indemnification agreements which provide the directors and executive officers with contractual rights to indemnification and expense advancement that are, in some cases, broader than the specific indemnification provisions contained under Delaware law.

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. We expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or 1% of our total assets at year-end. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs and benefits to us;

●	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

●	the availability of other sources for comparable services or products; and

●	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 1, 2021 by:

●	each of our named executive officers;

●	each of our directors;

●	all of our current directors and named executive officers as a group; and

●	each stockholder known by us to own beneficially more than 5% of our common stock.

●	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of July 1, 2021, pursuant to the exercise of options or warrants, vesting of common stock or conversion of preferred stock or convertible debt, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership before offering is based on 1,125,000 shares of common stock issued and outstanding as of July 1, 2021, and does not include the conversion of the convertible notes payable and related accrued interest. Percentage of ownership after offering includes the conversion of the convertible notes payable and related accrued interest.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Immix Biopharma, Inc., 11400 West Olympic Blvd, Suite 200, Los Angeles, CA 90064.

	Number of Shares	Percentage of Common Stock Beneficially Owned
Name of Beneficial Owner	Beneficially Owned Prior to Offering	Before Offering	After Offering
Directors and Named Executive Officers:
Ilya Rachman (1)	303,750	26.9%
Jason Hsu	225,000	20.0%
Gabriel Morris (2)	73,563	6.1%
Magda Marquet (3)	833	*
Helen C. Adams (4)	521	*
Jane Buchan (5)	417	*
Graham Ross (6)	104	*

All current named executive officers and directors as a group (7 persons) (7)	600,438	53.2%
5% or Greater Stockholders:
Sean Senn	300,000	26.7%
Vladimir Torchilin	300,000	26.7%

*	Represents beneficial ownership of less than 1%.
(1)	Includes 3,750 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of July 1, 2021
(2)	Consists of 52,000 shares of common stock issuable upon exercise of warrants and 21,563 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of July 1, 2021.
(3)	Consists of 833 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of July 1, 2021.
(4)	Consists of 521 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of July 1, 2021.
(5)	Consists of 417 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of July 1, 2021.
(6)	Consists of 104 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of July 1, 2021.
(7)	Includes 27,188 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of July 1, 2021 and 52,000 shares of common stock issuable upon exercise of warrants.

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DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of [  ] shares of common stock, par value $[  ] per share, and [  ] shares of preferred stock, par value $[  ] per share.

As of June 30, 2021, there were twenty record holders of our securities. As of June 30, 2021, there were 1,125,000 shares of common stock issued and outstanding.

The following description of our capital stock and provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws to be effective upon the completion of this offering is only a summary. You should also refer to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue up to a total of 16,000,000 shares of Series A Common Stock and up to 4,000,000 shares of Series B Common Stock, par value $0.0001 per share. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock have no cumulative voting rights.

Further, holders of our common stock have no preemptive or conversion rights or other subscription rights. Upon our liquidation, dissolution or winding-up, holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any of our outstanding shares of preferred stock. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of our assets which are legally available. Each outstanding share of our common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and non-assessable.

The holders of a majority of the shares of our capital stock, represented in person or by proxy, are necessary to constitute a quorum for the transaction of business at any meeting. If a quorum is present, an action by stockholders entitled to vote on a matter is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, with the exception of the election of directors, which requires a plurality of the votes cast.

Preferred Stock

Our board of directors will have the authority, without further action by the stockholders, to issue up to [ ] shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, will be able to issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock following this offering.

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Options

Our [2021] Equity Incentive Plan provides for us to sell or issue shares restricted shares of common stock, or to grant incentive stock options or nonqualified stock options, stock appreciation rights and restricted stock unit awards for the purchase of shares of common stock, to employees, members of the board of directors and consultants. As of June 30, 2021, [no] options to purchase common shares were outstanding. For additional information regarding the terms of the [2021] Plan, see “Executive and Director Compensation — [2021] Equity Incentive Plan.”

Warrants

[  ]

Convertible Notes

[  ]

Registration Rights Agreement

[  ]

Exclusive Forum

Our Amended and Restated Bylaws to be effective upon completion of this offering provides that unless we consent in writing to the selection of an alternative forum, the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the DGCL or our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws to be effective upon completion of this offering, or (iv) any action asserting a claim against us, our directors, officers, employees or agents governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Additionally, our Amended and Restated Bylaws to be effective upon completion of this offering provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock are deemed to have notice of and consented to this provision.

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Anti-Takeover Provisions of Delaware Law, our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws

Delaware Law

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly traded Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock, subject to certain exceptions. The statute could have the effect of delaying, deferring or preventing a change in control of our company.

Board of Directors Vacancies

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution of the majority of the incumbent directors.

Stockholder Action; Special Meeting of Stockholders

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that our stockholders may not take action by written consent. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws further provide that special meetings of our stockholders may be called by a majority of the board of directors, the Chief Executive Officer, or the Chairman of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Amended and Restated Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to the secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which a public announcement of the date of such meeting is first made by us. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. If we issue such shares without stockholder approval and in violation of limitations imposed by [           ] or any stock exchange on which our stock may then be trading, our stock could be delisted.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is.

Stock Market Listing

We intend to apply to have our shares of common stock listed for trading on [            ] under the symbol “[  ].” No assurance can be given that such listing will be approved.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the anticipation of these sales, could materially and adversely affect market prices prevailing from time to time, and could impair our ability to raise capital through sales of equity or equity-related securities.

Based on the number of shares outstanding as of             , 2021, upon the closing of this offering and assuming no exercise of the underwriters’ option to purchase additional shares,               shares of common stock will be outstanding.

Of the shares to be outstanding immediately after the completion of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Certain of the remaining shares of our common stock outstanding after this offering will be subject to a lock-up period described below. These restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

As a result of the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, the shares of common stock that will be deemed restricted securities after this offering will be available for sale in the public market as follows:

- none of the existing shares will be eligible for immediate sale upon the completion of this offering; and

- [  ] shares will be eligible for sale in the public market upon expiration of lock-up agreements [ ] days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701 under the Securities Act, which are summarized below.

Rule 144

Affiliate Resales of Restricted Securities

Affiliates of ours must generally comply with Rule 144 if they wish to sell any shares of our common stock in the public market, whether or not those shares are “restricted securities.” “Restricted securities” are any securities acquired from us or one of our affiliates in a transaction not involving a public offering. All shares of our common stock issued prior to the closing of the offering made hereby, are considered to be restricted securities. The shares of our common stock sold in this offering are not considered to be restricted securities.

Non-Affiliate Resales of Restricted Securities

Any person or entity who is not an affiliate of ours and who has not been an affiliate of ours at any time during the three months preceding a sale is only required to comply with Rule 144 in connection with sales of restricted shares of our common stock. Subject to the lock-up agreements described below, those persons may sell shares of our common stock that they have beneficially owned for at least one year without any restrictions under Rule 144 immediately following the effective date of the registration statement of which this prospectus is a part.

Further, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time such person sells shares of our common stock, and has not been an affiliate of ours at any time during the three months preceding such sale, and who has beneficially owned such shares of our common stock for at least six months but less than a year, is entitled to sell such shares so long as there is adequate current public information, as defined in Rule 144, available about us.

Resales of restricted shares of our common stock by non-affiliates are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144, described above.

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Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144.

Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 and until expiration of the lock-up period described below.

Equity Incentive Awards

We intend to file a registration statement on Form S-8 under the Securities Act after the closing of this offering to register the shares of common stock that are issuable pursuant to our [2021 Equity Incentive Plan]. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we, our executive officers and directors and our stockholders, have agreed not to, without the prior written consent of the representative, offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, for a period of 12 months, in the case of us and our officers and directors, and 6 months from the date of this prospectus, in the case of all other stockholders. See “Underwriting — Lock-Up Agreements” for additional information.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”) Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling on the U.S. federal, state, or local tax considerations relevant to our operations or to the purchase, ownership or disposition of our common stock, has been requested from the Internal Revenue Service (“IRS”) or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. Except as discussed below, this summary does not discuss tax reporting and filing requirements.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions, regulated investment companies or real estate investment trusts;

●	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

●	tax-exempt organizations or governmental organizations;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	U.S. expatriates and certain former citizens or long-term residents of the U.S.;

●	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

●	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code; or

●	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

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Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder (other than a partnership) if you are any holder other than:

●	an individual citizen or resident of the U.S. (for U.S. federal income tax purposes);

●	a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, or other entity treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

Distributions

As described in “Dividend Policy,” we have never declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “— Gain on Disposition of Common Stock.”

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the U.S.) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

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Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the U.S.);

●	you are a non-resident alien individual who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

●	our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period preceding your disposition of our common stock, or (ii) your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market under the applicable Treasury regulations, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the U.S. (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. The test for whether an individual is a resident of the U.S. for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be non-U.S. holders for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

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Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act, or FATCA, imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of our common stock, proposed Treasury regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury regulations until final Treasury regulations are issued. An intergovernmental agreement between the U.S. and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

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UNDERWRITING

ThinkEquity, a division of Fordham Financial Management, Inc., is acting as representative of the underwriters of this offering. We have entered into an underwriting agreement dated              , 2021, with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
ThinkEquity, a division of Fordham Financial Management, Inc.
Total

The underwriters are committed to purchase all the shares of common stock offered by the Company, other than those covered by the over-allotment option to purchase additional shares of common stock described below. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, the underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by us in this prospectus are subject to various representations and warranties and other customary conditions specified in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares of common stock subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted the representative an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the representative to purchase up to an aggregate of          additional shares of common stock (equal to 15% of the total number of shares sold in this offering) at the public offering price per share, less the underwriting discounts and commissions, solely to cover over-allotments, if any. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of common stock in proportion to their respective commitments set forth in the prior table.

Discounts, Commissions and Reimbursement

The Representative has advised us that the underwriters propose to offer the shares of common stock to the public at the initial public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers at that price less a concession of not more than $          per share of which up to $          per share may be reallowed to other dealers. After the initial offering to the public, the public offering price and other selling terms may be changed by the representative.

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The following table summarizes the underwriting discounts and commissions and proceeds, before expenses, to us assuming both no exercise and full exercise by the underwriters of their over-allotment option:.

		Per Share		Total Without Over-Allotment Option		Total With Over-Allotment Option
Public offering price	$		$		$
Underwriting discounts and commissions (7.5%)	$		$		$
Non-accountable expense allowance (1%)	$		$		$
Proceeds, before expense, to us	$		$		$

We have paid an expense deposit of $35,000 to the representative, which will be applied against the actual out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering, and will be reimbursed to us to the extent not incurred.

In addition, we have also agreed to pay the following expenses of the underwriters relating to the offering: (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $15,000 in the aggregate; (b) all filing fees and expenses associated with the review of this offering by FINRA; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriter; (d) $29,500 for the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; (e) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones not to exceed $3,000, (f) the fees and expenses of the representatives’ legal counsel incurred in connection with this offering in an amount up to $125,000; (g) $10,000 for data services; and (h) up to $30,000 of the representative’s actual accountable road show expenses for the offering.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discounts and commissions and non-accountable expense allowance, will be approximately $         .

Representative’s Warrants

We have agreed to issue warrants to ThinkEquity, a division of Fordham Financial Management, Inc., as representative of the underwriters, upon the closing of this offering, which entitle it to purchase up to 5% of the total number of shares of common stock being sold in this offering (the “Representative’s Warrants”). The exercise price of the Representative’s Warrants is equal to 125% of the offering price of the common stock offered hereby. The Representative’s Warrants will be exercisable at any time and from time to time, in whole or in part, during the four and a half-year period commencing six months from the effective date of this registration statement. The Representative’s Warrants are deemed underwriter compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under Rule 5110(e)(2)(B)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of this offering. In addition, the Representative’s Warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration right provided will not be greater than seven years from the effective date of this offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the Representative’s Warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger, or consolidation. However, neither the Representative Warrant exercise price, nor the number of shares of common stock underlying such warrants, will be adjusted for issuances of shares of common stock by the Company at a price below the exercise price of the Representative’s Warrants.

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Pricing of the Offering

Prior to this offering, there has been no established public market for our common stock. The initial public offering price was determined by negotiations among us and the representative. In addition to prevailing market conditions, among the factors considered in determining the initial public offering price of our common stock were:

●	the information included in this prospectus and otherwise available to the representative;
●	our historical performance;
●	estimates of our business potential and our earnings prospects;
●	an assessment of our management;
●	and the consideration of the above factors in relation to market valuation of companies in related businesses.

An active trading market for the shares of our common stock may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the closing of this offering.

We have applied to list our common stock on [             ] under the symbol “[  ]”. In order to meet one of the requirements for listing the common stock, the underwriters will undertake to sell to a minimum of 300 round lot stockholders.

Right of First Refusal

Until             , 202[_] (fifteen (15) months from the closing date of this offering), the representative shall have an irrevocable right of first refusal to act as sole investment banker, sole book-runner and/or sole placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering of the Company, or any successor to or any subsidiary of the Company, including all equity linked financings, on terms customary to the representative. The representative shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation. The representative will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee.

Lock-Up Agreements

The Company, certain of our existing shareholders and each of its directors and officers have agreed for a period of (i) 365 days after the date of this prospectus in the case of directors and officers and (ii) 180 days after the date of this prospectus in the case of the Company and such stockholders, without the prior written consent of the representative, not to directly or indirectly:

●	issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock; or
●	in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock; or
●	complete any offering of debt securities of the Company, other than entering into a line of credit, term loan arrangement or other debt instrument with a traditional bank; or
●	enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

In addition, we have agreed that we will not, for a period of 12 months after the date of this prospectus, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company, directly or indirectly in any at-the-market, continuous equity or variable rate transaction, without the prior written consent of the representative.

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Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The representative may agree to allocate a number of securities to underwriters and selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of our shares of common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on [            ], in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriter and any selling group members may engage in passive market making transactions in our common stock on [              ] in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. If all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

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Other Relationships

Certain of the underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they may in the future receive customary fees.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);
●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or
●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

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France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 ;and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ—$$—Aga e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and
●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

110

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

111

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

112

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Dorsey & Whitney LLP, New York, New York.

EXPERTS

The consolidated financial statements of Immix Biopharma, Inc. as of December 31, 2020 and 2019 and for each of the years then ended included in this Registration Statement, of which this prospectus forms a part, have been so included in reliance on the report of KMJ Corbin & Company LLP, an independent registered public accounting firm (which report contains an explanatory paragraph relating to the Company’s ability to continue as a going concern), appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

The registration statement is available at the SEC’s website at www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, accordingly, will be required to file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the website of the SEC referred to above.

We also maintain a website at www.immixbio.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

113

IMMIX BIOPHARMA, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Audited Consolidated Financial Statements for the Year Ended December 31, 2020
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-3
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2020 and 2019	F-4
Consolidated Statements of Stockholders’ Deficit for the Years Ended December 31, 2020 and 2019	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2020 and 2019	F-6
Notes to the Consolidated Financial Statements for the Years Ended December 31, 2020 and 2019	F-7
Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2021
Consolidated Balance Sheets as of June 30, 2021
Consolidated Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2021 and 2020
Consolidated Statements of Stockholders’ Deficit for the Six Months Ended June 30, 2021 and June 30, 2020
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2021 and 2020
Notes to the Consolidated Financial Statements for the Three Months Ended June 30, 2021 and 2020

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Immix Biopharma, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Immix Biopharma, Inc. and its subsidiary (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred operating losses and negative cash flows from operations since inception. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KMJ Corbin & Company LLP

We have served as the Company’s auditor since 2021.

Irvine, California
July 20, 2021

F-2

Immix Biopharma, Inc.

Consolidated Balance Sheets

	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash	$391,086	$734,014
Tax receivable	296,989	175,748
Prepaid expenses and other current assets	14,718	23,500

Total current assets	702,793	933,262

Equipment, net	7,361	9,682

Total assets	$710,154	$942,944

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$263,388	$247,542
Accrued interest	342,837	241,760
Notes payable	4,100,000	4,100,000
Derivative liability	575,000	-

Total current liabilities	5,281,225	4,589,302

Total liabilities	5,281,225	4,589,302

Commitments and contingencies (Note 7)

Stockholders’ deficit:
Common shares, 20,000,000 shares authorized:
Series A, $0.0001 par value; 16,000,000 shares authorized; 1,125,000 shares issued and outstanding	113	113
Series B, $0.0001 par value; 4,000,000 shares authorized; no shares issued and outstanding	-	-
Additional paid-in capital	509,097	509,097
Accumulated other comprehensive income	148,302	68,224
Accumulated deficit	(5,228,583)	(4,223,792)
Stockholders’ deficit	(4,571,071)	(3,646,358)

Total liabilities and stockholders’ deficit	$710,154	$942,944

See accompanying notes to the consolidated financial statements.

F-3

Immix Biopharma, Inc.

Consolidated Statements of Operations and Comprehensive Loss

	Years Ended December 31,
	2020	2019

Operating expenses:
General and administrative expenses	$205,703	$259,337
Research and development	105,077	583,162

Total operating expenses	310,780	842,499

Loss from operations	(310,780)	(842,499)

Other income (expense):
Change in fair value of derivative liability	(575,000)	-
Interest expense	(101,976)	(109,984)
Other income	512	224

Total other expense, net	(676,464)	(109,760)

Loss before provision for income taxes	(987,244)	(952,259)

Provision for income taxes	17,547	20,552

Net loss	(1,004,791)	(972,811)

Other comprehensive income:
Foreign currency translation	80,078	17,974
Total other comprehensive income	80,078	17,974

Comprehensive loss	$(924,713)	$(954,837)

Loss per common share - basic and diluted	$(0.89)	$(0.86)

Weighted average shares outstanding - basic and diluted	1,125,000	1,125,000

See accompanying notes to the consolidated financial statements

F-4

Immix Biopharma, Inc.

Consolidated Statements of Stockholders’ Deficit

For the years ended December 31, 2020 and 2019

		Common	Additional	Accumulated Other		Total
	Common	Stock	Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Income	Deficit	Deficit

Balance, January 1, 2019	1,125,000	$113	$509,097	$50,250	$(3,250,981)	$(2,691,521)

Net loss	-	-	-	-	(972,811)	(972,811)

Foreign currency translation adjustment	-	-	-	17,974	-	17,974

Balance, December 31, 2019	1,125,000	113	509,097	68,224	(4,223,792)	(3,646,358)

Net loss	-	-	-	-	(1,004,791)	(1,004,791)

Foreign currency translation adjustment	-	-	-	80,078	-	80,078

Balance, December 31, 2020	1,125,000	$113	$509,097	$148,302	$(5,228,583)	$(4,571,071)

See accompanying notes to the consolidated financial statements

F-5

Immix Biopharma, Inc.

Consolidated Statements of Cash Flows

	Years ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(1,004,791)	$(972,811)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,321	1,082
Change in fair value of derivative liability	575,000	-
Changes in operating assets and liabilities:
Tax receivable	(93,584)	(36,293)
Prepaid expenses and other assets	9,207	470
Accounts payable and accrued expenses	6,076	122,955
Accrued interest	101,077	94,565

Net cash used in operating activities	(404,694)	(790,032)

Cash flows from investing activities:
Purchase of equipment	-	(7,308)

Net cash used in investing activities	-	(7,308)

Cash flows from financing activities:
Proceeds from notes payable	-	1,050,000

Net cash provided by financing activities	-	1,050,000

Effect of exchange rate changes on cash	61,766	19,027

Net change in cash	(342,928)	271,687
Cash at beginning of year	734,014	462,327

Cash at end of year	$391,086	$734,014

Supplemental disclosure of cash flow information:
Cash paid for interest	$899	$67
Cash paid for income taxes	$17,547	$20,552

See accompanying notes to the consolidated financial statements

F-6

Immix Biopharma, Inc.

Notes to the Consolidated Financial Statements

Note 1 – Nature of Business

Immix Biopharma, Inc. (the “Company”) is a clinical-stage pharmaceutical company organized as a Delaware corporation on January 7, 2014 to focus on the development of safe and effective therapies for patients with cancer and inflammatory diseases. In August 2016, the Company established a wholly-owned Australian subsidiary, Immix Biopharma Australia Pty Ltd. (“IBAPL”), in order to conduct various preclinical and clinical activities for its development candidates.

Note 2 – Summary of Significant Accounting Policies

The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in accordance with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). The Company’s fiscal year end is December 31.

Risk and Uncertainties - The Company operates in a dynamic and highly competitive industry and is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, protection of proprietary technology, dependence on key personnel, contract manufacturer and contract research organizations, compliance with government regulations and the need to obtain additional financing to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical studies and clinical trials and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance and reporting. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows; ability to obtain future financing; advances and trends in new technologies and industry standards; results of clinical trials; regulatory approval and market acceptance of the Company’s products; development of sales channels; certain strategic relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory, or other factors; and the Company’s ability to attract and retain employees necessary to support its growth.

Products developed by the Company require approvals from the U.S. Food and Drug Administration (“FDA”) or other international regulatory agencies prior to commercial sales. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained or maintained, that the products will receive the necessary approvals, or that any approved products will be commercially viable. If the Company was denied approval, approval was delayed or the Company was unable to maintain approval, it could have a materially adverse impact on the Company. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate revenue from product sales. The Company operates in an environment of rapid change in technology and substantial competition from other pharmaceutical and biotechnology companies. In addition, the Company is dependent upon the services of its employees, consultants and other third parties.

Beginning in late 2019, the outbreak of a novel strain of virus named SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes coronavirus disease 2019, or COVID-19, has evolved into a global pandemic. The extent of the impact of the coronavirus outbreak on the Company’s business will depend on certain developments, including the duration and spread of the outbreak and the extent and severity of the impact on the Company’s clinical trial activities, research activities and suppliers, all of which are uncertain and cannot be predicted. At this point, the extent to which the coronavirus outbreak may materially impact the Company’s financial condition, liquidity or results of operations is uncertain. The Company has expended and will continue to expend substantial funds to complete the research, development and clinical testing of product candidates. The Company also will be required to expend additional funds to establish commercial-scale manufacturing arrangements and to provide for the marketing and distribution of products that receive regulatory approval. The Company may require additional funds to commercialize its products. The Company is unable to entirely fund these efforts with its current financial resources. If adequate funds are unavailable on a timely basis from operations or additional sources of financing, the Company may have to delay, reduce the scope of or eliminate one or more of its research or development programs which would materially and adversely affect its business, financial condition and operations.

F-7

Use of Estimates in Financial Statement Presentation - The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company uses significant judgements when making estimates related to the valuation of deferred tax assets and related valuation allowances, accrual and prepayment of research and development expenses, and the valuation of derivative financial instruments. Actual results could differ from those estimates.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Immix Biopharma, Inc. and the accounts of its 100% owned subsidiary, IBAPL. All intercompany transactions and balances have been eliminated in consolidation.

Liquidity and Going Concern - These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the ability of the Company to obtain financing to continue operations. The Company has a history of, and expects to continue to report, negative cash flows from operations and a net loss. Management believes that the cash on hand, including proceeds received from the issuance of convertible promissory notes in March and April 2021 (see Note 9), is not sufficient to fund its planned operations for at least twelve months from the issuance date of the 2020 consolidated financial statements. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company may seek additional funding through a combination of equity offerings, debt financings, government or other third-party funding, commercialization, marketing and distribution arrangements, other collaborations, strategic alliances and licensing arrangements and delay planned cash outlays or a combination thereof. Management cannot be certain that such events or a combination thereof can be achieved.

Concentration of Credit Risk - Periodically, the Company may carry cash balances at financial institutions in excess of the federally insured limit of $250,000, or the Australian insured limit of AUD 250,000. As of December 31, 2020, the Company had no amounts in excess of the FDIC insurance limit and AUD 163,666 in excess of the Australian insured limit. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

Equipment - Equipment is recorded at cost and depreciated over its estimated useful lives using the straight-line depreciation method as follows:

Computer equipment	3 years
Machinery and equipment	5 years
Furniture and office equipment	7 years

Repairs and maintenance costs are expensed as incurred.

Impairment of Long-lived Assets - The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of a long-lived asset is measured by comparison of the carrying amount to the expected future undiscounted cash flows that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

F-8

Fair Value of Financial Instruments - The carrying value of short-term instruments, including cash, accounts payable and accrued expenses, and notes payable approximate fair value due to the relatively short period to maturity for these instruments. Derivative instruments are carried at fair value based on unobservable market inputs (see Note 4).

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The Company utilizes a three-level valuation hierarchy for disclosures of fair value measurements, defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value.

The Company does not have any assets or liabilities that are required to be measured and recorded at fair value on a recurring basis.

Derivative Instruments - The Company evaluated its convertible notes to determine if those contracts or embedded components of those contracts qualified as derivatives to be separately accounted for in accordance with Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. The result of this accounting treatment is that the fair value of the embedded derivative is marked to market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the consolidated statements of operations and comprehensive loss as other income or expense. Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity.

In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

The Company determined that the convertible notes contain embedded features that provide the noteholders with multiple settlement alternatives. Certain of these settlement features provide the noteholders the right to receive cash or a variable number of shares upon the completion of a capital raising transaction, change of control or default by the Company, which are referred to as “redemption features.”

The redemption features of the convertible notes meet the requirements for separate accounting and are accounted for as a single derivative instrument. The derivative instrument was recorded at fair value at inception and is subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recognized in the statements of operations and comprehensive loss (see Notes 3 and 4).

Income Taxes - The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of reported assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company must then assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740-10 which prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, on its tax return. The Company evaluates and records any uncertain tax positions based on the amount that management deems is more likely than not to be sustained upon examination and ultimate settlement with the tax authorities in the tax jurisdictions in which it operates.

F-9

Australian Tax Incentive - IBAPL is eligible to obtain a cash refund from the Australian Taxation Office for eligible research and development (“R&D”) expenditures under the Australian R&D Tax Incentive Program (the “Australian Tax Incentive”). The Australian Tax Incentive is recognized as a reduction to R&D expense when there is reasonable assurance that the relevant expenditure has been incurred, the amount can be reliably measured and that the Australian Tax Incentive will be received. The Company recognized reductions to R&D expense of $364,599 and $485,440 for the years ended December 31, 2020 and 2019, respectively.

Stock-Based Compensation – Stock-based compensation expense represents the estimated grant date fair value of the Company’s equity awards, consisting of stock options issued under the Company’s stock option plan (see Note 5). The fair value of equity awards is recognized over the requisite service period of such awards (usually the vesting period) on a straight-line basis. The Company estimates the fair value of equity awards using the Black-Scholes option pricing model on the date of grant and recognizes forfeitures as they occur. For stock awards for which vesting is subject to performance-based milestones, the expense is recorded over the remaining service period after the point when the achievement of the milestone is probable, or the performance condition has been achieved.

Patent Costs – Although the Company believes that its patents have continuing value, the amount of future benefits to be derived from the patents is uncertain. Accordingly, patent costs are expensed as incurred.

Advertising Costs – The Company expenses advertising costs as incurred. Advertising costs were not significant during the years ended December 31, 2020 and 2019.

Research and Development Costs - Research and development costs consist primarily of clinical research fees paid to consultants and outside service providers, and other expenses relating to design, development and testing of the Company’s therapy candidates. Research and development costs are expensed as incurred.

Clinical trial costs are a component of research and development expenses. The Company estimates expenses incurred for clinical trials that are in process based on services performed under contractual agreements with clinical research organizations and actual clinical investigators. Included in the estimates are (1) the fee per patient enrolled as specified in the clinical trial contract with each institution participating in the clinical trial and (2) progressive data on patient enrollments obtained from participating clinical trial sites and the actual services performed. Changes in clinical trial assumptions, such as the length of time estimated to enroll all patients, rate of screening failures, patient drop-out rates, number and nature of adverse event reports, and the total number of patients enrolled can impact the average and expected cost per patient and the overall cost of the clinical trial. The Company monitors the progress of the trials and their related activities and adjusts expense accruals, when applicable. Adjustments to accruals are charged to expense in the period in which the facts give rise to the adjustments become known.

Other Comprehensive Income (Loss) – Other comprehensive income (loss) includes foreign currency translation gains and losses. The cumulative amount of translation gains and losses are reflected as a separate component of stockholders’ equity in the consolidated balance sheets, as accumulated other comprehensive income.

Foreign Currency Translation and Transaction Gains (Losses) - The Company maintains its accounting records in US Dollars. The Company’s operating subsidiary, IBAPL, is located in Australia and maintains its accounting records in Australian Dollars, which is its functional currency. Assets and liabilities of the subsidiary are translated into U.S. dollars at exchange rates at the balance sheet date, equity accounts are translated at historical exchange rate and revenues and expenses are translated by using the average exchange rates for the period. Translation adjustments are reported as a separate component of other comprehensive income (loss) in the consolidated statements of operations and comprehensive loss. Foreign currency denominated transactions are translated at exchange rates approximating those in effect at the transaction dates. Exchange gains and losses are recognized in income and were $3,681 and $8,980 for the years ended December 31, 2020 and 2019, respectively, and are included in general and administrative expenses in the accompanying statements of operations and comprehensive loss.

F-10

Loss Per Common Share - Basic loss per common share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. As of December 31, 2020 and 2019, the Company’s potentially dilutive shares and options, which were not included in the calculation of net loss per share, included options for 97,328 common shares.

Emerging Growth Company Status - The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. The Company may take advantage of these exemptions until it is no longer an EGC under Section 107 of the JOBS Act and has elected to use the extended transition period for complying with new or revised accounting standards. As a result of this election, the Company’s financial statements may not be comparable to companies that comply with public company Financial Accounting Standards Board (“FASB”) standards’ effective dates. The Company may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of an offering or such earlier time that it is no longer an EGC.

Recent Accounting Pronouncements - In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. Specifically, ASU 2020-06 simplifies accounting for the issuance of convertible instruments by removing major separation models required under current GAAP. In addition, the ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, beginning in fiscal years which begin after December 15, 2020, including interim periods within those fiscal years. The FASB has specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The amendment is to be adopted through either a modified retrospective or fully retrospective method of transition. The Company is currently evaluating the potential impact that the adoption of ASU 2020-06 may have on its consolidated financial statements and related disclosures.

The Company does not believe that any other recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements.

Note 3 – Notes Payable

Convertible Notes

On September 1, 2016, we entered into a secured convertible promissory note, as amended, with an entity affiliated with a stockholder of the Company for aggregate borrowings of $3,000,000 (“2016 Note”). The 2016 Note matures on October 30, 2021 and bears interest at the applicable federal rate per annum. The 2016 Note is secured by (i) all of the Company’s purchased equipment (to the extent not already encumbered) and (ii) any amounts received as a tax rebate or incentive during the term of the 2016 Note. As of December 31, 2020 and 2019, the outstanding principal balance on this note was $3,000,000.

On October 30, 2018, we entered into an unsecured convertible promissory note in the principal amount of $250,000 (“2018 Note”). The 2018 Note matures on October 30, 2021 and bears interest at 4% per annum. As of December 31, 2020 and 2019, the outstanding principal balance on this note was $250,000.

On October 30, 2019, we entered into a series of unsecured convertible promissory notes (“Series 2019 Notes”) in the aggregate principal amount of $800,000. The Series 2019 Notes mature on October 31, 2021 and bear interest at 6% per annum. As of December 31, 2020 and 2019, the outstanding principal balance on these notes was $800,000.

F-11

The 2016 Note, 2018 Note and Series 2019 Notes are collectively referred to as the “Notes.” In the event that the Company issues and sells shares of its equity securities (“Equity Securities”) to investors (the “Investors”) prior to the maturity dates of the Notes in an equity financing with total proceeds to the Company of not less than $10,000,000 (including the conversion of the Notes, other indebtedness or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a “Qualified Financing”), then the outstanding principal amount of the Notes and any unpaid accrued interest shall automatically convert in whole without any further action by the holders into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $10,000,000 by the number of outstanding shares of the common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan created or increased in connection with Qualified Financing, and including the shares of equity securities of the Company issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of the Notes shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing.

Upon the occurrence of a change of control prior to a Qualified Financing or maturity, the Series 2019 Notes would upon the election of the holders either (i) become due and payable upon closing of such change of control in cash in an amount equal to (a) the outstanding principal amount plus any unpaid accrued interest, plus (b) a repayment premium equal to 200% of the outstanding principal amount, or (ii) be converted such that the outstanding principal balance and any unpaid accrued interest would convert into shares of the Company’s common stock at a conversion price equal to the quotient resulting from dividing $10,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the change of control (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, and including the shares of equity securities of the Company issuable upon the conversion of notes, other indebtedness or other convertible securities issued for capital raising purposes).

The Notes contain embedded derivative instruments, including automatic conversion into equity securities upon completion of a Qualified Financing, that are required to be bifurcated and accounted for separately as a single derivative instrument initially and subsequently measured at fair value with the change in fair value recorded in other income (expense) in the accompanying statements of operations and comprehensive loss. The Company determined that the issuance date fair values of the derivative instruments was nominal based on its assumptions of probabilities of a Qualified Financing or change of control transaction. During the years ended December 31, 2020 and 2019, the Company recognized expense of $575,000 and $0, respectively, related to the change in fair value of the derivative instruments. At December 31, 2020 and 2019, the estimated fair value of the derivative instruments was $575,000 and $0, respectively.

Interest expense related to the Notes was $99,824 and $93,315 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, accrued interest on the Notes was $334,988 and $235,164, respectively.

Note Payable – Related Party

On September 14, 2014, we entered into an unsecured promissory note in the principal amount of $50,000 with a stockholder of the Company. The note matured on September 14, 2017 and bears interest at 2.5% per annum. On June 9, 2021, the note was amended to extend the maturity date to September 14, 2022. As of December 31, 2020 and 2019, the outstanding principal balance on this note was $50,000.

Interest expense related to the Note was $1,253 and $1,250 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, accrued interest on the Notes was $7,849 and $6,596, respectively.

F-12

Note 4 – Fair Value Measurements

The following table presents information about the Company’s financial liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values:

	Level 1	Level 2	Level 3	Fair Value at December 31, 2020
Current liabilities:
Derivative liability	$-	$-	$575,000	$575,000
Total liabilities measured at fair value	$-	$-	$575,000	$575,000

The fair value of the embedded derivative instrument identified in the Notes has been estimated using a two-step approach to valuation, employing a probability-weighted scenario valuation method and then comparing the instrument’s value with-and-without the derivative features in order to estimate their combined fair value, using unobservable inputs, which are classified as Level 3 within the fair value hierarchy. In order to estimate the fair value of the Notes, the Company estimated the future payoff in each scenario, discounted them to a present value and then probability weighted them based upon the Company’s best likelihood of each event occurring. The primary inputs for the valuation approach included the probability of achieving various settlement scenarios that provide the noteholders the rights or the obligations to receive cash or a variable number of shares upon the completion of a Qualified Financing. At December 31, 2020, the Company estimated a 5% probability of a qualified financing occurring, a de minimis probability of a change of control occurring and a 20% probability of bankruptcy or dissolution of the Company. As of December 31, 2020, the embedded derivative was remeasured to $575,000. As such, an expense of $575,000 was recorded in the fourth quarter of 2020. Prior to December 31, 2020, the derivative value was considered nominal due to the low probability of a conversion or redemption occurring. There were no transfers among Level 1, Level 2 or Level 3 categories in the years ended December 31, 2020 and 2019.

Note 5 – Stockholders’ Equity

The Company has authorized shares of Series A Common Stock up to 16,000,000 and Series B Common Stock up to 4,000,000 shares and each have a par value of $0.0001 per share.

Stock Options

In 2016, the Board of Directors of the Company approved the Immix Biopharma, Inc. 2016 Equity Incentive Plan (the “2016 Plan”). The 2016 Plan allows for the Board of Directors to grant various forms of incentive awards for up to 139,040 shares of Series A common stock. As of December 31, 2020, there are 41,712 awards remaining to be issued under the 2016 Plan.

Subsequent to December 31, 2020, the Board of Directors amended the 2016 Plan to increase the aggregate number of shares available for issuance under the 2016 Plan to 187,040 shares of Series A common stock.

The following table summarizes the stock option activity under the 2016 Plan for the years ended December 31, 2020 and 2019:

	Options	Weighted-Average Exercise Price Per Share
Outstanding and exercisable, January 1, 2019	97,328	$4.00
Granted	-	$-
Exercised	-	$-
Forfeited	-	$-
Expired	-	$-
Outstanding and exercisable, December 31, 2019	97,328	$4.00
Granted	-	$-
Exercised	-	$-
Forfeited	-	$-
Expired	-	$-
Outstanding and exercisable, December 31, 2020	97,328	$4.00

F-13

The following table discloses information regarding outstanding and exercisable options at December 31, 2020:

	Outstanding			Exercisable
Exercise Price	Number of Option Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Option Shares	Weighted Average Exercise Price
$4.00	97,328	$4.00	4.67	97,328	$4.00

Aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option and the fair value of the Company’s common stock for stock options that were in-the-money at period end. As of December 31, 2020, there was no intrinsic value for the options vested and outstanding.

Note 6 – Income Taxes

The Company is subject to taxation in the United States, California and Australia. At December 31, 2020 the Company had federal, state, and foreign net operating loss (“NOL”) carryforwards of approximately $710,000, $710,000 and $555,000, respectively. The federal loss carryforwards generated after 2017 of approximately $170,000 will carryforward indefinitely and can be used to offset up to 80% of future annual taxable income, while those loss carryforwards generated prior to 2018 begin expiring in 2034, unless previously utilized. State loss carryforwards also begin expiring in 2034, unless previously utilized, while the Company’s foreign loss carryforward do not expire. The Company also has federal and California research and development credit carryforwards totaling $4,783 and $18,540, respectively. The Federal credits begin to expire in 2034, unless previously utilized, while the State credits do not expire. The Company also has foreign withholding tax carryforwards totaling $57,345 at December 31, 2020. The foreign withholding tax carryforward credit begins to expire in 2028, unless previously utilized.

The Company’s NOL and credit carryforwards to offset future taxable income may be subject to a substantial annual limitation as a result of ownership changes that could occur in the future pursuant to Internal Revenue Code Sections 382 and 383. These ownership changes may limit the amount of NOL and credit carryforwards that can be utilized to offset future taxable income and income tax, respectively. In general, an “ownership change” as defined by the tax code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percent of the outstanding stock of a company by certain stockholders or public groups.

The Company’s federal income tax returns from 2013 forward, state income tax returns from 2013 forward, and its Australian tax returns beginning in 2017 are subject to examination by tax authorities.

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to the loss from operations for the years ended December 31, 2020 and 2019 is as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019

Expected income tax benefit computed at the statutory rate	$(207,321)	$(199,974)
State income tax benefit, net of federal benefit, net of valuation allowance	-	-
Foreign losses not benefited	7,233	128,566
Tax effect of:
Change in valuation allowance	17,151	37,739
Change in fair value of derivative liability	120,750	-
Other non-deductible expenses	79,734	54,221
Provision for income taxes	$17,547	$20,552

F-14

Net deferred tax assets are comprised of the following as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019

Net operating losses	$344,106	$276,661
Foreign tax credits	57,045	39,498
Federal & state research credit carryforwards	19,430	15,615
Stock-based compensation	43,642	43,642
Valuation allowance	(464,223)	(375,416)
Net deferred tax assets	$-	$-

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use existing deferred tax assets. Based on the weight of available evidence, including the Company’s history of operating losses, management has determined that it is more likely than not that the Company’s net deferred tax assets will not be realized. Accordingly, a valuation allowance has been established by the Company to fully offset these net deferred tax assets.

For the years ended December 31, 2020 and 2019, domestic and foreign pre-tax loss were:

	December 31, 2020	December 31, 2019

Loss before income taxes - Domestic	$952,800	$340,089
Loss before income taxes – Foreign	34,444	612,170
Loss before income taxes - Consolidated	$987,244	$952,259

Note 7 – Commitments and Contingencies

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and may provide for indemnification of the counterparty. The Company’s exposure under these agreements is unknown because it involves claims that may be made against it in the future but have not yet been made. To date, the Company has not been subject to any claims or been required to defend any action related to its indemnification obligations.

The Company indemnifies each of its directors and officers for certain events or occurrences, subject to certain limits, while the director is or was serving at the Company’s request in such capacity, as permitted under Delaware law and in accordance with its certificate of incorporation and bylaws. The term of the indemnification period lasts as long as the director or officer may be subject to any proceeding arising out of acts or omissions of such individual in such capacity. The maximum amount of potential future indemnification is unlimited. The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations as of December 31, 2020 and 2019.

F-15

Royalty Agreement

On December 22, 2014, the Company entered into a Master Service Agreement (“MSA”) with AxioMx, Inc. (“AxioMx”). AxioMx is in the business of developing and supplying custom affinity reagents. AxioMx and the Company entered into this Agreement to serve as a master agreement governing multiple sets of projects as may be agreed upon by them from time to time. Pursuant to the MSA, the Company agrees that AxioMx is entitled to royalties on the sale of any Deliverable, as defined, that is used for diagnostic, prognostic or therapeutic purposes, in humans or animals, or for microbiology testing, including food safety testing or environmental monitoring for the following: (a) Therapeutic Purposes: Company shall pay AxioMx a royalty of three and one-half percent (3.5%) of Net Sales of Company, its Affiliates and Sublicensees of Assigned Products for each Deliverable used in such Licensed Product(s) for therapeutic purposes (b) Non-Therapeutic Purposes (not covered under (a) above): Company shall pay AxioMx a royalty of one and one-half percent (1.5%) of Net Sales of Company, its affiliates and Sublicensees of Assigned Products for each Deliverable used in such Licensed Product for diagnostic or prognostic purposes, For the avoidance of doubt, if three (3) Deliverables are used in a Assigned Product for diagnostic or prognostic purposes, the royalty for such Assigned Product will be four and one-half percent (4.5%). Through December 31, 2020, no amounts have been paid or accrued under the MSA.

Legal Proceedings

From time to time we may be involved in claims that arise during the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we do not currently have any pending litigation to which we are a party or to which our property is subject that we believe to be material. Regardless of the outcome, litigation can be costly and time consuming, and it can divert management’s attention from important business matters and initiatives, negatively impacting our overall operations.

Note 8 – Related Party Transactions

For the year ended December 31, 2019, an entity affiliated with a shareholder received consulting payments of $35,000 relating to legal services provided to the Company.

See Note 3 for additional related party transactions related to notes payable.

Note 9 – Subsequent Events

Subsequent events have been evaluated subsequent to the consolidated balance sheet date of December 31, 2020 through July 20, 2021, the date these consolidated financial statements were available for issuance.

In March 2021, the Board of Directors granted options to purchase 85,500 shares of the Company’s Class A common stock to an officer of the Company. The exercise price of the options is $2.40 and the options expire ten years following grant. These options vest in equal monthly installments beginning on the grant date for 24 months.

In March and April 2021 the Company entered into a series of unsecured convertible promissory notes (“Series 2021A Notes”) with both related and unrelated parties in the aggregate principal amount of $260,000. Of the $260,000 principal amount, the Company received $200,000 in cash proceeds and issued $60,000 in notes in exchange for services. The Series 2021A Notes mature on March 1, 2023 and bear interest at 6% per annum. In the event that the Company issues and sells shares of its Equity Securities to Investors prior to the maturity date of the Series 2021A Notes in an equity financing with total proceeds to the Company of not less than $10,000,000 in a Qualified Financing, then the outstanding principal amount of the Series 2021A Notes and any unpaid accrued interest shall automatically convert in whole without any further action by the holders into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $10,000,000 by the number of outstanding shares of the common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan created or increased in connection with Qualified Financing, and including the shares of equity securities of the Company issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of the Series 2021A Notes shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. The Series 2021A Notes also provide for a change of control repayment premium similar to the terms of the Series 2019 Notes (see Note 3). In connection with the sale of the Series 2021A Notes, the Company issued 52,000 warrants with a term of 10 years and an exercise price of $2.40 per share.

In June 2021, the Board of Directors appointed three new board members, amended the 2016 Plan to increase the aggregate amount of shares available for issuance of various forms of incentive awards up to 587,040 shares of Series A common stock, granted options to purchase 160,000 shares of the Company’s Class A common stock to officers of the Company, and granted options to purchase 92,500 shares of the Company’s Class A common stock to members of the Board of Directors and Scientific Advisors of the Company. The exercise price of the options is $5.58 and the options expire ten years following grant. These options vest in equal monthly installments beginning on the grant date for 48 months. Additionally, the Company entered into an Employment Agreement with Ilya Rachman, CEO.

On July 5, 2021, the Board of Directors granted options to purchase 5,000 shares of the Company’s Class A common stock to a consultant of the Company. The exercise price of the options is $5.58 and the options expire ten years following grant. These options vest in equal monthly installments beginning on the grant date for 48 months.

F-16

            Shares of Common Stock

Immix Biopharma, Inc.

PRELIMINARY PROSPECTUS

ThinkEquity

a division of Fordham Financial Management, Inc.

                   , 2021

Through and including               , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee	$	*
[ ] initial listing fee	$	*
Transfer agent and registrar fees	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing and engraving expenses	$	*
Miscellaneous	$	*
Total	$	*

* To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Amended and Restated Certificate of Incorporation provides that no director of the Company shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

II-1

Upon consummation of this offering, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.

In addition, upon consummation of this offering, we intend to obtain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

[  ]

II-2

Item 16. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Second Amended and Restated Certificate of Incorporation, currently in effect
3.2*	Bylaws, currently in effect
3.3*	Form of Third Amended and Restated Certificate of Incorporation, to be effective immediately prior to the closing of this offering
3.4*	Form of Amended and Restated Bylaws, to be effective immediately prior to the closing of this offering
4.1*	Specimen Stock Certificate evidencing the shares of common stock
4.2*	Form of Underwriter’s Warrant
5.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP
10.1+*	2021 Omnibus Equity Incentive Plan
10.2+*	Form of Indemnification Agreement with directors and executive officers
10.3*	IP License Agreement by and between the Company and Immix Biopharma Australia Pty Ltd dated January 23, 2017
10.4*	2016 Equity Incentive Plan
10.5*	Employment Agreement by and between the Company and Ilya Rachman, MD PhD, dated June 18, 2021
10.6*	Management Services Agreement by and between the Company and Alwaysraise LLC, dated March 18, 2021
10.7*	Offer Letter by and between the Company and Graham Ross Oncology Consulting Services Ltd., dated June 24, 2021
10.8*	Consulting Agreement by and between the Company and Ally CMC Consulting, dated May 16, 2017
23.1*	Consent of KMJ Corbin & Company LLP, independent registered public accounting firm
23.2*	Consent of Sheppard, Mullin, Richter & Hampton, LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page of this registration statement)

*	To be filed by amendment.
+	Indicates a management contract or any compensatory plan, contract or arrangement.

Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Immix Biopharma, Inc. pursuant to the foregoing provisions, or otherwise, Immix Biopharma, Inc. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Immix Biopharma, Inc. of expenses incurred or paid by a director, officer or controlling person of Immix Biopharma, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Immix Biopharma, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Immix Biopharma, Inc. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of [  ], State of [  ], on the              day of                 , 2021.

IMMIX BIOPHARMA, INC.

By:
Ilya Rachman
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ilya Rachman, his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

	Chief Executive Officer and Chairman	, 2021
Ilya Rachman	(Principal Executive Officer)

	Chief Financial Officer and Director	, 2021
Gabriel Morris	(Principal Financial and Accounting Officer)

	Director	, 2021
Jason Hsu

	Director	, 2021
Magda Marquet

	Director	, 2021
Helen C. Adams

	Director	, 2021
Carey Ng

	Director	, 2021
Jane Buchan

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